                                                                   Exhibit 99.1

             [LOGO OF CENTERPOINT ENERGY, INC.] CenterPoint Energy
                                                                         , 2002

Dear CenterPoint Energy Shareholder:

   The Board of Directors of CenterPoint Energy, Inc. has approved a distribution of Texas Genco Holdings, Inc. common stock to CenterPoint Energy's shareholders. As a shareholder of CenterPoint Energy, you will receive of a share of Texas Genco common stock for each share of CenterPoint Energy
common stock you owned as of       , 2002, the record date for the
distribution. The distributed shares represent approximately 19 percent of the outstanding shares of Texas Genco common stock. This stock distribution will be taxable to you.


   CenterPoint Energy is making this distribution to establish a public market value for shares of Texas Genco common stock. The value established will be used to calculate how much CenterPoint Energy can recover as "stranded costs" in 2004. CenterPoint Energy is entitled to recover its generation related stranded costs under Senate Bill 7, a law enacted by the Texas legislature in 1999 that substantially changed the regulatory structure governing electric utilities in Texas. We expect Texas Genco will be positioned to take advantage of market opportunities in power generation created by Senate Bill 7, which we believe is a fundamentally different business under the recent regulatory changes than our core transmission and distribution utilities business.


   Your current shares of CenterPoint Energy common stock will continue to represent your ownership interest in CenterPoint Energy after the distribution. CenterPoint Energy will continue to own approximately 81 percent of the outstanding shares of Texas Genco common stock until at least January 2004, when Reliant Resources, Inc., a former subsidiary of CenterPoint Energy, has the option to buy the common stock of Texas Genco owned by CenterPoint Energy. The public market value will be used to determine the price that Reliant Resources would pay for those shares.

   Texas Genco's shares will be listed on The New York Stock Exchange under the symbol "TGN" after the distribution. Shares of CenterPoint Energy common stock will continue to be listed on The New York Stock Exchange under the symbol "CNP."

   No action is required on your part to receive your Texas Genco shares. You will not be required to pay anything for the new shares or to surrender any shares of CenterPoint Energy common stock. Also, no fractional shares of Texas Genco common stock will be issued. If you would be entitled to a fractional share of Texas Genco common stock in the distribution, you will receive a cash payment instead.

   Since this distribution will be taxable to you, please read "The Distribution--Material Federal Income Tax Consequences" in the accompanying information statement. This information statement, in addition to describing the terms and certain tax consequences of the distribution, also provides important information about Texas Genco and its business. Please read it carefully. If you have questions regarding the distribution, please contact CenterPoint Energy Investor Services at (800) 231-6406 or (713) 207-3060.

                                          Sincerely,

                                          David M. McClanahan
                                          President and Chief Executive Officer

                      [LOGO OF TEXAS GENCO HOLDINGS, INC.]
                                                                         , 2002

Dear Texas Genco Shareholder:

   It is my pleasure to welcome you as a shareholder of Texas Genco Holdings, Inc. As a shareholder, you now have ownership in one of the largest wholesale electric power generating companies in the United States. We sell electric generation capacity, energy and ancillary services in Texas, one of the nation's largest power markets.

   Texas Genco owns 60 generating units at 11 electric power-generating facilities, all located in southeast Texas. We also own a 30.8 percent interest in a nuclear generating plant consisting of two units, which gives us a total portfolio of over 14,000 megawatts of generation capacity. We have one of the largest and most diversified generation portfolios serving the Texas market. This gives us significant operational flexibility in meeting various demand segments. We have had a proud tradition of operating our generating facilities and our management team averages over 24 years of industry experience.

   A key component of our overall corporate strategy is to operate our assets in a manner that will maximize our earnings and cash flow by capitalizing on the scale and diversity of our generation portfolio and our industry operational expertise. Adhering to high standards of service reliability, operational safety and environmental compliance is a priority while we continue to seek ways to enhance profitability and create value for our shareholders.

   CenterPoint Energy, Inc., Texas Genco's parent company, is making this taxable distribution in order to establish a public market value for Texas Genco common stock. Texas Genco common stock will begin regular trading on The New York Stock Exchange under the symbol "TGN" after the distribution.

   I encourage you to learn more about Texas Genco and our business and financial condition by reading the accompanying information statement. If you have any questions regarding the distribution, please contact CenterPoint Energy Investor Services at (800) 231-6406 or (713) 207-3060.

   I look forward to a successful and rewarding future.

                                          Sincerely,

                                          David G. Tees,
                                          President and Chief Executive Officer

                               Preliminary Copy

         Subject to Completion or Amendment, Dated November 26, 2002.


                             INFORMATION STATEMENT

                [LOGO OF TEXAS GENCO HOLDINGS, INC.] TexasGenco
                          Texas Genco Holdings, Inc.

                                 Common Stock

                               -----------------

   We are sending you this information statement to describe the pro rata taxable distribution of approximately 19% of the outstanding shares of common stock of Texas Genco Holdings, Inc. by its parent company, CenterPoint Energy, Inc., to CenterPoint Energy's shareholders and to provide you with information about Texas Genco and its business.


   In the distribution, you will receive        of a share of Texas Genco
common stock for each share of CenterPoint Energy common stock you owned as of
the close of business on       , 2002, the record date for the distribution,
unless you dispose of your right to receive the Texas Genco shares prior to the distribution date. Following the distribution, CenterPoint Energy will continue to indirectly own approximately 81% of the outstanding shares of Texas Genco common stock. Reliant Resources, Inc., a former subsidiary of CenterPoint Energy, has an option to purchase the common stock of Texas Genco owned by CenterPoint Energy that is exercisable in January 2004. Texas Genco has applied to list its shares of common stock on The New York Stock Exchange under the symbol "TGN."



   A subsidiary of CenterPoint Energy is entitled to recover its generation related "stranded costs" under a law enacted by the Texas legislature that substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition. CenterPoint Energy is making the distribution in order to establish a public market value for shares of Texas Genco common stock that will be used in 2004 to calculate how much its subsidiary will be able to recover as stranded costs, and to comply with its contractual obligations to Reliant Resources.


   This information statement describes the terms and certain tax consequences of the distribution and provides information about Texas Genco and its business. No shareholder approval of the distribution is required or sought. We are not asking for your proxy. No action is required on your part to receive your Texas Genco shares. You will not be required to pay anything for the new shares or to surrender any shares of CenterPoint Energy common stock.

                               -----------------

   The distribution will be taxable to you as a shareholder of CenterPoint Energy. Please read "The Distribution--Material Federal Income Tax Consequences."

   As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 9.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

   This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

                               -----------------

   The date of this information statement is       , 2002, and it is first
being mailed to shareholders of CenterPoint Energy on or about       , 2002.

                               TABLE OF CONTENTS


                                                                                      Page
                                                                                      ----
Summary..............................................................................   2
Risk Factors.........................................................................   9
Forward-Looking Statements...........................................................  19
The Distribution.....................................................................  20
Dividend Policy......................................................................  25
Capitalization.......................................................................  26
Selected Financial Data..............................................................  27
Management's Discussion and Analysis of Financial Condition and Results of Operations  29
Our Business.........................................................................  40
Our Relationships with CenterPoint Energy and Reliant Resources......................  60
Our Management.......................................................................  65
Ownership of Texas Genco Common Stock................................................  71
Description of Texas Genco's Capital Stock...........................................  72
Where You Can Find More Information..................................................  75
Index to Financial Statements........................................................ F-1

                                    SUMMARY

   This summary highlights selected information about our company and the distribution of our common stock described more fully elsewhere in this information statement. You should carefully read this entire information statement, including the risk factors section and our financial statements and related notes. Throughout this information statement we refer to Texas Genco Holdings, Inc., sometimes collectively with its subsidiaries, as "Texas Genco," "we," "us" or other similar terms.

                                 Our Business

   We are one of the largest wholesale electric power generating companies in the United States. We own 11 electric power generation facilities and a 30.8% interest in one additional facility. As of September 30, 2002, the aggregate net generating capacity of our portfolio of assets was 14,175 megawatts, or "MW." We sell electric generation capacity, energy and ancillary services in the ERCOT market, which is the largest power market in the State of Texas. The ERCOT market consists of the majority of the population centers in the State of Texas and represents approximately 85% of the demand for power in the state. Collectively, our facilities provide approximately 20% of the aggregate net generating capacity serving the ERCOT market.

   In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition. We refer to this legislation as the "Texas electric restructuring law." Under this law, we and other power generators in Texas ceased to be subject to traditional cost-based regulation. Since January 1, 2002, we have been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market.

   As a result of requirements under the Texas electric restructuring law and agreements with our parent company, CenterPoint Energy, Inc., we are obligated to sell substantially all of our capacity and related ancillary services through 2003 in the capacity auctions more fully described under "Our Business--Capacity Auctions." In these auctions, we sell firm entitlements to capacity and ancillary services on a forward basis dispatched within specified operational constraints.

   Our portfolio of generation units is diversified by fuel requirements and variable costs to produce electricity, or "dispatch type." We believe the scale and diversity of our generation portfolio and our managerial and operational expertise enable us to meet the demands of our customers and to manage the risks associated with daily and seasonal demand cycles in the ERCOT market. In October 2002, we announced our plan to temporarily remove from service, or "mothball," approximately 3,400 MW of our gas-fired generating units through at least May 2003. We decided to mothball these units because of unfavorable market conditions in the ERCOT market, including a surplus of generating capacity and a lack of bids for the output of these units in our previous capacity auctions. For more information regarding the mothballing of these units, please read "Our Business--Our Generation Portfolio--Recent Plant Mothballing."

        Our Relationships With CenterPoint Energy and Reliant Resources

   As of the date of this information statement, Texas Genco is an indirect wholly owned subsidiary of CenterPoint Energy, Inc. Our portfolio of generation facilities was formerly owned by the unincorporated electric utility division of Reliant Energy, Incorporated, the predecessor of CenterPoint Energy Houston Electric, LLC, which we refer to as "CenterPoint Houston." CenterPoint Houston is an indirect wholly owned subsidiary of CenterPoint Energy. Reliant Energy conveyed these facilities to us in accordance with a business separation plan adopted in response to the Texas electric restructuring law. For convenience, we describe our business in this information statement as if we had owned and operated our generation facilities prior to the date they were conveyed to us. Upon the completion of the distribution, CenterPoint Energy will indirectly own approximately 81% of the outstanding shares of our common stock. A former subsidiary of CenterPoint Energy, Reliant Resources, Inc., has an option, that we refer to as the "Reliant Resources option," to purchase the shares of our common stock owned by CenterPoint Energy that is exercisable in January 2004. For more information regarding this option, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Reliant Resources Option." CenterPoint Energy has stated that if Reliant Resources does not exercise its option to purchase CenterPoint Energy's interest in Texas Genco in 2004, CenterPoint Energy will consider strategic alternatives for its interest, including a possible sale.

   We have entered into agreements with CenterPoint Energy related to the separation of our business from CenterPoint Energy. These agreements govern our interim and ongoing relationships with CenterPoint Energy, including the provision by CenterPoint Energy to us of various interim services. For more information regarding these agreements, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Our Agreements With CenterPoint Energy."


   Texas Genco was incorporated in Texas in August 2001 as a wholly owned subsidiary of Reliant Energy. Texas Genco's executive offices are located at 1111 Louisiana, Houston, Texas 77002, and its telephone number is (713) 207-1111.


                                 Our Strategy

   We seek to operate our assets in a manner that will maximize our earnings and cash flows by:

  . Maintaining high levels of availability of our lower cost solid fuel generating units through proactive scheduling and maintenance programs.

  .   Maintaining high operating efficiencies of our gas-fired generating units.

  .   Proactively managing our fuel and other operating costs.

  . Capitalizing on the scale and diversity of our generation portfolio and our operating experience in order to auction capacity entitlements with a variety of operating characteristics to meet the demands of our customers.

  . Seeking to minimize our financial exposure associated with the market, credit and operational risks of our generation portfolio through a comprehensive risk management program.

                                 Risk Factors

   You should carefully consider the risks described in the "Risk Factors" section of this information statement. Any of these risks could adversely affect our business prospects, financial condition, operating results and cash flows, which could cause the trading price of our common stock to decline.

               Questions and Answers Regarding the Distribution

Q:  What is the distribution?

A: Our parent company, CenterPoint Energy, is making a pro rata taxable distribution of approximately 19% of the outstanding shares of our common stock on the distribution date to the shareholders of CenterPoint Energy as of the close of business on the record date for the distribution.

Q:  What will I receive in the distribution?


A:  You will receive        of a share of Texas Genco common stock for each
share of CenterPoint Energy common stock you owned as of the close of business on the record date, unless you dispose of your right to receive the Texas Genco shares prior to the distribution date.



   Registered Holders. If you owned shares of CenterPoint Energy in registered form as of the record date (including shares for which you had certificates and any shares which you held through CenterPoint Energy's Investor's Choice Plan), the Texas Genco shares distributed to you will be registered in your name and you will become the record holder of that number of shares of Texas Genco common stock.



   Street Name Holders. If your CenterPoint Energy shares were held in a brokerage account or with a nominee as of the record date, the distribution will be credited to the account of your brokerage firm or nominee. Your broker/nominee will in turn credit your account for the Texas Genco shares that you are entitled to receive. This could take up to two weeks from the distribution date.



   Book-Entry Registration. Texas Genco common stock will be issued in book-entry form through the Direct Registration System. The Direct Registration System is operated by the Depository Trust Company and by using this system, an investor can instruct the transfer agent or his broker to electronically transfer shares between the books of the issuer and the investor's broker. CenterPoint Energy, as the registrar and transfer agent for Texas Genco common stock, will hold the book-entry shares of registered holders. If a registered holder wishes to receive a physical certificate for these shares after the distribution date, such holder should contact Texas Genco's transfer agent. Please read "Description of Texas Genco's Capital Stock--Common Stock--Transfer Agent and Registrar."





   Following the distribution date, the transfer agent will send a distribution statement to each registered holder showing such holder's ownership interest in Texas Genco common stock. Street name holders may contact their brokers to request such information. Holders will receive a check for their pro rata share of the net proceeds from the sales of any fractional share. We currently estimate that it will take up to 10 days from the distribution date to complete the mailings of distribution statements and checks for any fractional shares.


Q:  Will I have to pay taxes on the shares I receive in the distribution?

A: Yes. The fair market value at the time of the distribution of the Texas Genco shares you receive in the distribution and the cash you receive in lieu of fractional shares of Texas Genco common stock will be taxable to you. The distribution will be treated as a dividend and taxable as ordinary income if it is paid out of earnings and profits of CenterPoint Energy. Any amount of the distribution in excess of earnings and profits of CenterPoint Energy will first reduce your tax basis in your CenterPoint Energy stock and then will be taxable to you as a capital gain. The final fair market value of the distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required Internal Revenue Service, or "IRS," information as promptly as we can. For a more detailed description of the tax consequences to you of the distribution, please read "The Distribution--Material Federal Income Tax Consequences." You should consult your personal tax advisor to determine the specific tax consequences to you of the distribution, including any state, local or other tax consequences, in light of your particular investment circumstances.

Q:  When is the record date for the distribution?

A:  The record date is       , 2002. In order to be entitled to receive shares
of Texas Genco common stock in the distribution, holders of shares of CenterPoint Energy common stock must be shareholders as of the close of business on the record date.

Q:  When is the distribution date?


A:  The distribution date is expected to be           .


Q:  What do I have to do to participate in the distribution?

A: You do not need to take any action, although we urge you to read the entire information statement carefully. No shareholder approval of the distribution is required or sought. We are not asking for your proxy. You should not send in your CenterPoint Energy share certificates. You will not be required to pay anything for the new shares or to surrender any shares of CenterPoint Energy common stock.

Q:  Will fractional shares of Texas Genco common stock be distributed?

A: No. Fractional shares of Texas Genco common stock will not be distributed. CenterPoint Energy shareholders entitled to receive fractional shares will instead receive a cash payment. Fractional shares of Texas Genco common stock to which CenterPoint Energy shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received the fractional shares of Texas Genco common stock.

Q:  Will shares of Texas Genco common stock be listed on a stock exchange?

A: Yes. Texas Genco has applied to list its shares of common stock on The New York Stock Exchange under the symbol "TGN." Following the distribution, we expect shares of Texas Genco common stock will begin regular trading on The New York Stock Exchange.

Q: Will shares of CenterPoint Energy common stock continue to trade on The New York Stock Exchange following the distribution?

A: Yes. We expect CenterPoint Energy common stock will continue to be listed and trade on both The New York Stock Exchange and the Chicago Stock Exchange under the symbol "CNP." However, we cannot provide you with any assurance as to the price at which the CenterPoint Energy shares will trade following the distribution.

Q:  Why is CenterPoint Energy making the distribution?


A: CenterPoint Houston is entitled to recover its generation related "stranded costs" under the Texas electric restructuring law. CenterPoint Energy is making the distribution in order to establish a public market value for shares of Texas Genco common stock that will be used in 2004 to calculate how much CenterPoint Houston will be able to recover as stranded costs, and to comply with its contractual obligations to Reliant Resources. CenterPoint Energy expects to distribute 19% of the outstanding shares of Texas Genco common stock in order to comply with the terms of the partial stock valuation methodology provided for under the Texas electric restructuring law. In addition, by retaining an interest of at least 80% of Texas Genco's outstanding common stock, CenterPoint Energy is permitted to consolidate Texas Genco's operations with CenterPoint Energy's operations for federal income tax purposes. This enables CenterPoint Energy to file consolidated tax returns for both Texas Genco and CenterPoint Energy and to avoid potential adverse tax consequences that could result from a deconsolidation of Texas Genco from CenterPoint Energy. We expect we will be positioned to take advantage of market opportunities in power generation created by the Texas electric restructuring law, which we believe is a fundamentally different business under the recent regulatory changes than CenterPoint Energy's core transmission and distribution utilities business. For more information regarding the reasons for the distribution, please read "The Distribution--Background and Reasons for the Distribution." Texas Genco is not entitled to receive any payments or other benefits in connection with CenterPoint Houston's recovery of stranded costs.

Q:  What will Texas Genco's post-distribution dividend policy be?


A: We intend to pay regular quarterly cash dividends on our common stock. As with any company, the declaration and payment of future dividends by Texas Genco will be subject to the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings and cash flows, capital requirements to conduct our business, legal, contractual and regulatory constraints, and other factors deemed relevant by our board of directors. Please read "Dividend Policy."


Q: What are the risks associated with the ownership of Texas Genco common stock?

A: There are a number of risks associated with the ownership of Texas Genco common stock. We have described these risks under "Risk Factors" beginning on page 9. Any of these risks could adversely affect our business prospects, financial condition, operating results and cash flows, which could cause the trading price of our common stock to decline. We urge you to read the description of these risk factors carefully.

Q: What will be the relationship between Texas Genco and CenterPoint Energy after the distribution?

A: Following the distribution, we expect CenterPoint Energy will continue to own approximately 81% of the outstanding shares of Texas Genco common stock until at least 2004 when the Reliant Resources option will either be exercised or will expire. CenterPoint Energy has stated that if Reliant Resources does not exercise its option to purchase CenterPoint Energy's interest in Texas Genco in 2004, CenterPoint Energy will consider strategic alternatives for its interest, including a possible sale. CenterPoint Energy and Texas Genco have entered into agreements related to the separation of our business from CenterPoint Energy. For more information about these agreements, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Our Agreements With CenterPoint Energy."

Q: What will be the relationship between Texas Genco and Reliant Resources after the distribution?

A: Reliant Resources, Inc., a former subsidiary of CenterPoint Energy, has an option to purchase the common stock of Texas Genco owned by CenterPoint Energy that is exercisable in January 2004. This option does not, however, provide Reliant Resources with the right to purchase the shares of Texas Genco common stock being distributed to the shareholders of CenterPoint Energy in the distribution. For more information about the Reliant Resources option, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Reliant Resources Option."

Q: Where can CenterPoint Energy shareholders get more information about the distribution?

A: CenterPoint Energy shareholders with additional questions related to the distribution should contact CenterPoint Energy Investor Services at (800) 231-6406 or (713) 207-3060.

                            Summary Financial Data


   You should read the following summary financial data together with our financial statements and the related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The summary financial data set forth below for the years ended December 31, 1999, 2000 and 2001 has been derived from our audited financial statements. The summary financial data set forth below for the nine months ended September 30, 2001 and 2002 has been derived from our unaudited interim financial statements. Our financial statements are presented on a carve-out basis and represent the historical financial position, results of operations and net cash flows of the historically regulated generation business of Reliant Energy. Therefore, the historical information included in our financial statements is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented. Prior to January 1, 2002, our historical financial information reflects the sale of power generated by our facilities as part of an integrated utility at regulated rates. Since January 1, 2002, we have sold power at market based prices in capacity auctions. In addition, our historical costs and expenses reflect charges from Reliant Energy for centralized corporate services and operating infrastructure costs as well as allocated costs of capital. We may experience significant changes in our cost structure, capitalization and operations as a result of our separation from Reliant Energy, including increased costs associated with reduced economies of scale and with being a publicly traded company.



                                                                                    Nine Months
                                                                                       Ended
                                                         Year Ended December 31,   September 30,
                                                         ---------------------     -------------
                                                          1999      2000     2001   2001   2002
                                                         ------    ------   ------ ------ ------
                                                                    (in millions)
Income Statement Data:
Revenues................................................ $2,816    $3,334   $3,411 $2,832 $1,266
                                                         ------    ------   ------ ------ ------
Expenses:
   Fuel costs...........................................  1,170     1,644    1,304  1,127    814
   Purchased power......................................    395       753    1,223  1,005     87
   Operation and maintenance............................    384       393      402    288    272
   Depreciation and amortization........................    393       151      154    114    118
   Taxes other than income taxes........................     79        63       63     58     49
                                                         ------    ------   ------ ------ ------
       Total............................................  2,421     3,004    3,146  2,592  1,340
                                                         ------    ------   ------ ------ ------
Operating Income (Loss).................................    395       330      265    240    (74)
Other Income............................................     14         1        2      2      3
Interest Expense, net...................................     71        59       65     50     24
                                                         ------    ------   ------ ------ ------
Income (Loss) Before Income Taxes and Extraordinary Item    338       272      202    192    (95)
Income Tax Expense (Benefit)............................    113       100       74     66    (45)
                                                         ------    ------   ------ ------ ------
Income (Loss) Before Extraordinary Item.................    225       172      128    126    (50)
Extraordinary Loss, net of tax(1).......................   (518)       --       --     --     --
                                                         ------    ------   ------ ------ ------
Net Income (Loss)....................................... $ (293)   $  172   $  128 $  126 $  (50)
                                                         ======    ======   ====== ====== ======
Pro Forma Earnings Per Share(2).........................                    $ 1.60 $ 1.57 $(0.62)
                                                                            ====== ====== ======

--------
(1) Represents a loss related to an accounting impairment of certain generating facilities. For additional information, please read Note 2(b) to our financial statements.

(2) The pro forma earnings per share figures are computed by dividing the net income (loss) for each period by 80,000,000, the number of shares of Texas Genco common stock expected to be outstanding as of the date of the distribution.

                                                           Nine Months Ended
                               Year Ended December 31,       September 30,
                               ----------------------  -------------------------
                                1999    2000    2001       2001         2002
                               -----   -----   -----   ------------ -------------
                                                (in millions)
  Statement of Cash Flow Data:
   Cash provided by (used in):
     Operating Activities..... $ 555   $ 433   $ 236      $  203       $   (6)
     Investing Activities.....   (77)   (252)   (409)       (259)        (219)
     Financing Activities.....  (478)   (181)    173          56          225

                                                          As of         As of
                                                       December 31, September 30,
                                                           2001         2002
                                                       ------------ -------------
                                                             (in millions)
  Balance Sheet Data:
  Property, Plant and Equipment, net..................    $3,905       $3,974
  Total Assets........................................     4,323        4,424
  Capitalization......................................     2,624           --
  Stockholder's Equity................................        --        2,800

                                 RISK FACTORS


   You should carefully consider the risks described below as well as the other information contained in this information statement. If any of the following risks occur, our business prospects, financial condition, results of operations or cash flows could be adversely affected, which could cause the trading price of our common stock to decline.


                                 Market Risks

Our revenues and results of operations are impacted by market risks that are beyond our control.

   We sell electric generation capacity, energy and ancillary services in the ERCOT market. The ERCOT market consists of the majority of the population centers in the State of Texas and represents approximately 85% of the demand for power in the state. Under the Texas electric restructuring law, we and other power generators in Texas are not subject to traditional cost-based regulation and therefore may sell electric generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. As a result, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations depend, in large part, upon prevailing market prices for electricity in the ERCOT market. Market prices for electricity, generation capacity, energy and ancillary services may fluctuate substantially. Our gross margins are primarily derived from the sale of capacity entitlements associated with our large, solid fuel base-load generating units, including our Limestone and W. A. Parish facilities and our interest in the South Texas Project Electric Generating Station, or "South Texas Project." The gross margins generated from payments associated with the capacity of these units are directly impacted by natural gas prices. Since the fuel costs for our base-load units are largely fixed under long-term contracts, they are generally not subject to significant daily and monthly fluctuations. However, the market price for power in the ERCOT market is directly affected by the price of natural gas. Because natural gas is the marginal fuel for facilities serving the ERCOT market during most hours, its price has a significant influence on the price of electric power. As a result, the price customers are willing to pay for entitlements to our solid fuel-fired base-load capacity generally rises and falls with natural gas prices.

   Market prices in the ERCOT market may also fluctuate substantially due to other factors. Such fluctuations may occur over relatively short periods of time. Volatility in market prices may result from:

  .   oversupply or undersupply of generation capacity,

  .   power transmission or fuel transportation constraints or inefficiencies,

  .   weather conditions,

  .   seasonality,

  . availability and market prices for natural gas, crude oil and refined products, coal, enriched uranium and uranium fuels,

  .   changes in electricity usage,

  . additional supplies of electricity from existing competitors or new market entrants as a result of the development of new generation facilities or additional transmission capacity,

  .   illiquidity in the ERCOT market,

  .   availability of competitively priced alternative energy sources,

  . natural disasters, wars, embargoes, terrorist attacks and other catastrophic events, and

  .   federal and state energy and environmental regulation and legislation.

There is currently a surplus of generating capacity in the ERCOT market and we expect the market for wholesale power to be highly competitive.

   The ERCOT market currently has a surplus of generating capacity. From January 1995 through August 2002, approximately 19,666 MW of new generating capacity were added to the ERCOT market. As a result, the average amount by which power generating capacity exceeded peak demand, or "reserve margin," in the ERCOT market increased to approximately 30.4% in 2001 compared to 16.6% in 2000 and 16.1% in 1999. The Texas Utility Commission and the ERCOT ISO have forecasted the reserve margin for 2003 to be in excess of 20%. In addition, 9 projects with an aggregate net generating capacity of 8,124 MW are under construction and scheduled to commence commercial operation prior to December 31, 2004. Another 3,882 MW of capacity projects for which construction has not yet commenced have been announced to begin commercial operation between 2002 and 2007. A market consulting firm specializing in the power industry has published a report that predicts there will be a surplus of generating capacity in the ERCOT market for the next several years. The rate of construction of new electric generation facilities may exceed increases in demand. The commencement of commercial operation of new facilities in the ERCOT market will increase the competitiveness of the wholesale power market, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

   Our competitors include affiliated generation companies of Texas-based utilities, independent power producers, municipal and co-operative generators, aggregators, and wholesale power marketers. The unbundling of vertically integrated utilities into separate generation, transmission and distribution, and retail businesses pursuant to the Texas electric restructuring law could result in a significant number of additional competitors participating in the ERCOT market. Some of our competitors may have more operating experience, larger staffs, greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, greater potential for profitability from ancillary services, and greater flexibility in the timing of their sale of generating capacity and ancillary services than we do.

We are subject to operational and market risks associated with our capacity auctions.

   We are obligated to sell substantially all of our capacity and related ancillary services through 2003 pursuant to the capacity auctions more fully described under "Our Business--Capacity Auctions." In these auctions, we sell firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. Although we have reserved a portion of our aggregate net generation capacity from our capacity auctions for planned or forced outages at our facilities, unanticipated plant outages or other problems with our generation facilities could result in our firm capacity and ancillary services commitments exceeding our available generation capacity. As a result, we could be required to obtain replacement power from third parties in the open market to satisfy our firm commitments, which could result in significant additional costs. In addition, an unexpected outage at one of our lower cost facilities could require us to run one of our higher cost plants in order to satisfy our obligations.

   We sell capacity entitlements in state mandated auctions and in our other contractually mandated auctions. The mechanics, regulations and agreements governing our capacity auctions are complex, and the auction process in which we sell entitlements to our capacity is relatively new. The state mandated auctions require, among other things, our capacity entitlements to be sold in predetermined amounts. The characteristics of the capacity entitlements we sell in state mandated auctions are defined by rules adopted by the Public Utility Commission of Texas, or "Texas Utility Commission," and therefore cannot be changed to respond to market demands or operational requirements without approval by the Texas Utility Commission. Since the ERCOT market has only recently been restructured and our customers have relatively little experience with the capacity auction process, the price that we are able to obtain for our capacity entitlements may be lower than could otherwise be obtained in a fully developed market. In addition, the terms under which we sell entitlements in the auctions create operational complexities that could cause us to dispatch our facilities in a suboptimal manner.

If the ERCOT market does not function in the manner contemplated by the Texas electric restructuring law, our business prospects, financial condition, results of operations and cash flows could be adversely impacted.

   The initiatives under the Texas electric restructuring law have had a significant impact on the nature of the electric power industry in Texas and the manner in which participants in the ERCOT market conduct their business. These changes are ongoing and we cannot predict the future development of the ERCOT market or the ultimate effect that this changing regulatory environment will have on our business. Some restructured markets in other states have recently experienced supply problems and extreme price volatility. If the ERCOT market does not function as planned once the deregulation initiatives called for by the Texas electric restructuring law have taken their full effect, our results of operations and financial condition could be adversely affected. In addition, any market failures could lead to revisions or reinterpretations of the Texas electric restructuring law, the adoption of new laws and regulations applicable to us or our facilities and other future changes in laws and regulations that may have a detrimental effect on our business.

   As part of the transition to retail competition in Texas, the ERCOT market has changed from operating with multiple control areas, each managed by one of the utilities in the state, to a single control area managed by the independent system operator for the ERCOT market, or the "ERCOT ISO." The ERCOT ISO is responsible for maintaining reliable operations of the bulk electric power supply system in the new combined control area. If the ERCOT ISO is unable to successfully manage these functions, the ERCOT market may not operate properly and our results of operations could be adversely affected. In addition, the ERCOT ISO may impose or the Texas Utility Commission may require price limitations, bidding rules and other mechanisms that could impact wholesale prices in the ERCOT market and the outcomes of our capacity auctions.

                                Operating Risks

The operation of our power generation facilities involves risks that could adversely affect our revenues, costs, results of operations and cash flows.

   We are subject to various risks associated with operating our power generation facilities, any of which could adversely affect our revenues, costs, results of operations and cash flows. These risks include:

  .   operating performance below expected levels of output or efficiency,

  .   breakdown or failure of equipment or processes,

  .   disruptions in the transmission of electricity,

  .   shortages of equipment, material or labor,

  .   labor disputes,

  .   fuel supply interruptions,

  .   limitations that may be imposed by regulatory requirements,

  .   limitations imposed by the ERCOT ISO,

  .   violations of permit limitations,

  .   operator error, and

  . catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

   A significant portion of our facilities were constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

   We employ experienced personnel to maintain and operate our facilities and carry insurance to mitigate the effects of some of the operating risks described above. Our insurance policies, however, are subject to certain limits and deductibles and do not include business interruption coverage. Should one or more of the events described above occur, revenues from our operations may be significantly reduced or our costs of operations may significantly increase.

We rely on power transmission facilities that we do not own or control and are subject to transmission constraints within the ERCOT market. If these facilities fail to provide us with adequate transmission capacity, we may not be able to deliver wholesale electric power to our customers and we may incur additional costs.

   We depend on transmission and distribution facilities owned and operated by our affiliate, CenterPoint Houston, and on transmission and distribution systems owned by others to deliver the wholesale electric power we sell from our power generation facilities to our customers, who in turn deliver power to the end users. If transmission is disrupted, or if transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale electric energy may be adversely impacted.

   The single control area of the ERCOT market is currently organized into four congestion zones, referred to as the North, South, West and Houston zones. These congestion zones are determined by physical constraints on the ERCOT transmission system that make it difficult or impossible at times to move power from a zone on one side of the constraint to the zone on the other side of the constraint. All but two of our facilities are located in the Houston congestion zone. Our Limestone facility is located in the North congestion zone and the South Texas Project is located in the South congestion zone. We sell a portion of the entitlements offered in our state mandated capacity auctions to customers located in congestion zones other than the Houston zone. Transmission congestion between these zones could impair our ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting our efforts to match our facility scheduled outputs with our customer scheduled requirements.

   The ERCOT ISO has instituted rules that directly assign congestion costs to the parties causing the congestion. Therefore, power generators participating in the ERCOT market could be liable for the congestion costs associated with transferring power between zones. We schedule our anticipated requirements based on our own forecasted needs, which rely in part on demand forecasts made by our customers. These forecasts may prove to be inaccurate. We could be deemed responsible for congestion costs if we schedule delivery of power between congestion zones during times when the ERCOT ISO expects congestion to occur between the zones. If we are liable for congestion costs, our financial results could be adversely affected.

Our results of operations could be adversely impacted by a disruption of our fuel supplies or by changes in fuel prices.

   We rely primarily on natural gas, coal, lignite and uranium to fuel our generation facilities. We purchase our fuel from a number of different suppliers under long-term contracts and on the spot market. Under our capacity auctions, we sell firm entitlements to capacity and ancillary services. Therefore, any disruption in the delivery of fuel could prevent us from operating our facilities to meet our auction commitments, which could adversely affect our results of operations.

   Delivery of natural gas to each of our natural gas-fired facilities typically depends on the natural gas pipelines or distributors for that location. As a result, we are subject to the risk that a natural gas pipeline or distributor may suffer disruptions or curtailments in its ability to deliver natural gas to us or that the amounts of natural gas we request are curtailed. These disruptions or curtailments could adversely affect our ability to operate our natural gas-fired generating facilities. We lease gas storage facilities capable of storing approximately 6.3 billion cubic feet of natural gas. Generally, we seek to maintain average reserve gas supplies sufficient to operate our gas-fired facilities for 16 days which may not be adequate to protect against a prolonged supply disruption.

   We purchase coal from a limited number of suppliers. Generally, we seek to maintain average coal reserves sufficient to operate our coal-fired facilities for 30 days. We also have long-term rail transportation contracts with two rail transportation companies to transport coal to our coal-fired facilities. Any extended disruption in our coal supply, including those caused by transportation disruptions, adverse weather conditions, labor relations or environmental regulations affecting our coal suppliers, could adversely affect our ability to operate our coal-fired facilities.

   We are also exposed to the risk that suppliers that have agreed to provide us with fuel could breach their obligations. Should these suppliers fail to perform, we may be forced to enter into alternative arrangements at then-current market prices. As a result, our results of operations and financial condition could be adversely affected.

   Revenues derived from our capacity auctions come from two sources: capacity payments and fuel payments. Fuel payments consist of a variety of charges related to the fuel and ancillary services scheduled by our customers in accordance with the terms of our auctioned capacity entitlements. The fuel payments we collect for capacity entitlements with underlying coal-fired, lignite-fired or nuclear capacity are based on a preestablished price based on the Texas Utility Commission's forecasted fuel costs. The forecasts incorporate our expected fuel costs under our two long-term coal supply contracts. The fuel payments we collect for capacity entitlements with underlying gas-fired capacity are calculated using specified published indexes for the price of natural gas. Since the prices we pay for fuel under our long-term contracts or on the spot market may differ from the indexes used to calculate the fuel payments we collect, our fuel costs could exceed our collected fuel payments. As a result, our results of operations could be adversely affected.

To date, we have sold a substantial portion of our auctioned capacity entitlements to a single customer, Reliant Resources. Accordingly, our results of operations could be adversely affected if Reliant Resources declined to participate in our future auctions or failed to make capacity payments when due under its purchased entitlements.


   By participating in our contractually mandated auctions, Reliant Resources has purchased entitlements to 63% of the available 2002 capacity and 58% of the available 2003 capacity. Reliant Resources has made these purchases either through the exercise of its contractual rights to purchase 50% of the entitlements we auction in our contractually mandated auctions or through the submission of bids. In the event Reliant Resources declined to participate in our future auctions or failed to make capacity payments when due in accordance with the terms of the capacity entitlement it has purchased to date, our results of operations and financial condition could be adversely affected.


We may incur substantial costs and liabilities as a result of our ownership of nuclear facilities.

   We own a 30.8% interest in the South Texas Project, a nuclear powered generation facility. As a result, we are subject to the risks associated with the ownership and operation of nuclear facilities. These risks include:

  . the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials,

  . limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations, and

  . uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

   The Nuclear Regulatory Commission, or "NRC," has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition.

Risks Related to Our Relationships With CenterPoint Energy and Reliant Resources

We will be controlled by CenterPoint Energy as long as it owns a majority of our common stock, and our new minority shareholders will be unable to affect the outcome of shareholder voting during that time. If Reliant Resources exercises its option to acquire our stock owned by CenterPoint Energy that is exercisable in January 2004, we will likewise be controlled by Reliant Resources and our minority shareholders will be unable to affect the outcome of a shareholder vote.

   After the completion of the distribution, CenterPoint Energy will indirectly own approximately 81% of our outstanding common stock. As long as CenterPoint Energy owns a majority of our outstanding common stock, it will continue to be able to elect our entire board of directors, and our public shareholders, by themselves, will not be able to affect the outcome of any shareholder vote. Similarly, our public shareholders, by themselves, will not be able to affect the outcome of any shareholder vote if Reliant Resources exercises its option to acquire our common stock owned by CenterPoint Energy that is exercisable in January 2004, as Reliant Resources would own approximately 81% of our common stock in that event. For convenience, we sometimes refer to CenterPoint Energy or Reliant Resources, as applicable, in this information statement as our "majority shareholder" when referring to either of them as the owner of 81% or more of our common stock. In addition, CenterPoint Energy has stated that if Reliant Resources does not exercise its option, CenterPoint Energy will consider strategic alternatives for its interest in Texas Genco, including a possible sale, which could result in a third party becoming the majority shareholder of Texas Genco. Reliant Resources may choose not to exercise its option for a number of reasons, including unfavorable market conditions and its lack of access to capital.

   Our majority shareholder, subject to any fiduciary duty owed to our minority shareholders under Texas law and restrictions under a master separation agreement between CenterPoint Energy and Reliant Resources, will be able to control all matters affecting our company, including:

  . the composition of our board of directors and, through the board, determinations with respect to our business direction and policies, including the appointment and removal of officers,

  . the allocation of business opportunities between our majority shareholder and us,

  .   determinations with respect to mergers or other business combinations,

  .   our acquisition or disposition of assets,

  .   our financing decisions and our capital raising activities,

  .   the payment of dividends on our common stock,

  . determination of incentive compensation, which may affect our ability to retain key employees,

  .   amending our articles of incorporation, and

  .   determinations with respect to our tax returns.

   In addition, our majority shareholder may enter into credit agreements, indentures or other contracts that limit the activities of its subsidiaries. While we would not likely be contractually bound by these limitations, our majority shareholder would likely cause its representatives on our board to direct our business so as not to breach any of these agreements.

We may have potential business conflicts of interest with CenterPoint Energy with respect to our past and ongoing relationships, and because of CenterPoint Energy's controlling ownership interest, we may not be able to resolve these conflicts on terms possible in arm's length transactions.

   Conflicts of interest may arise between CenterPoint Energy and us in a number of areas relating to our past and ongoing relationships, including proceedings, actions and decisions of legislative bodies and administrative agencies, and our dividend policy.

   The agreements we have entered into with CenterPoint Energy may be amended in the future upon agreement of the parties. While we are controlled by CenterPoint Energy, CenterPoint Energy may be able to require us to amend these agreements. We may not be able to resolve any potential conflicts with CenterPoint Energy, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Contractual restrictions on the operation of our business may adversely affect our ability to compete with companies who are not subject to similar restrictions.


   Effective December 31, 2000, Reliant Resources and Reliant Energy entered into a master separation agreement, which now governs the rights and obligations of CenterPoint Energy and Reliant Resources in connection with the business separation plan of Reliant Energy adopted in response to the Texas electric restructuring law. Reliant Resources also has an option to purchase the shares of Texas Genco stock owned by CenterPoint Energy that is exercisable in January 2004. We have agreed to comply with certain restrictions governing our operations as contemplated by the master separation agreement and the option agreement. These restrictions limit our ability to:


  .   construct or acquire new generation plants or capacity,

  .   merge or consolidate with another entity,

  .   sell assets outside the ordinary course of business,

  . enter into long-term agreements and commitments for the purchase of fuel or the purchase or sale of power outside the ordinary course of business,

  .   engage in other businesses,

  .   engage in hedging transactions,

  .   encumber our assets,

  .   issue additional equity securities,

  .   pay dividends, and

  . make certain loans, investments or advances to, or engage in certain transactions with, our affiliates.

   For a more detailed description of the restrictions imposed by our agreements with CenterPoint Energy, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Our Agreements With CenterPoint Energy."

If Reliant Resources exercises its option to acquire our stock owned by CenterPoint Energy in 2004, the tax basis of our assets will be adjusted upwards or downwards to reflect the fair market value of our business at the time of the purchase.

   In the event that Reliant Resources exercises its option in 2004 to purchase all of the common stock of Texas Genco held by CenterPoint Energy, Reliant Resources and CenterPoint Energy have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the purchase. As a result of the Section 338(h)(10) election, we would be required to step up or step down the tax basis in all of our assets following the date of the sale to be equivalent generally to the value of the equity of our business, based upon the purchase price, plus the principal amount of indebtedness at the time of the purchase.

   The resulting step-up or step-down in the basis of our assets would impact our future tax liabilities. A step-up would reduce our future tax liabilities, while a step-down would increase our liabilities.

   We cannot currently project the impact of this tax election because it is dependent on Reliant Resources' exercise of its option in 2004, and the purchase price to be paid by Reliant Resources in 2004, which is not known at this time.

                                  Other Risks

Our historical financial results represent our results as part of an integrated utility operating in a regulated market and are not representative of our results as a separate company operating in the recently deregulated ERCOT market. Consequently, our future financial condition and results of operations are likely to vary materially from the financial condition and results of operations presented in the historical financial information included in this information statement.

   We have limited experience operating as a stand-alone wholesale electric power generation company in a deregulated market. Our generation facilities were formerly owned by Reliant Energy, which conveyed these facilities to us in accordance with a business separation plan adopted in response to the Texas electric restructuring law.

   The historical financial information covering periods prior to 2002 that we have included in this information statement does not reflect what our financial position, results of operations and cash flows would have been had our generation facilities been operated under the current deregulated ERCOT market. Although our generation facilities had a significant operating history at the time they were conveyed to us, the historical financial information relating to the operation of these facilities during periods prior to 2002 reflects the sale of the power generated by the facilities as part of an integrated utility at regulated rates. We currently sell the power generated by these facilities at market-based prices in capacity auctions, as described under "Our Business--Capacity Auctions," and our revenues currently depend, in large part, upon prevailing market prices for electricity in the ERCOT market and the related results of the auctions. To date, our capacity auctions have been consummated at market-based prices that have resulted in returns substantially below the historical regulated return on our facilities.

   The historical financial information we have included in this information statement also does not reflect what our financial position, results of operations and cash flows would have been had we been a separate entity during the periods presented. Our historical costs and expenses included in our financial statements reflect charges from Reliant Energy for centralized corporate services and operating infrastructure costs as well as allocated costs of capital. These allocations have been determined based on what we and Reliant Energy considered to be reasonable reflections of the utilization of services provided to us or for the benefits received by us. We may experience significant changes in our cost structure, capitalization and operations as a result of our separation from Reliant Energy, including increased costs associated with reduced economies of scale and with being a publicly traded company.

Our operations are subject to extensive regulation. If we fail to comply with applicable regulations or obtain or maintain any necessary governmental permit or approval, we may be subject to civil, administrative and/or criminal penalties which could adversely impact our results of operations.

   Our operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. These facilities are subject to regulation by the Texas Utility Commission regarding non-rate matters. Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or any of our generation facilities or future changes in laws and regulations may have a detrimental effect on our business.

   Operation of the South Texas Project is subject to regulation by the NRC. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.

   If we fail to comply with regulatory requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities or could take other actions seeking to curtail our operations. These liabilities or actions could adversely impact our results of operations.

Our costs of compliance with environmental laws are significant and the cost of compliance with new environmental laws and our exposure to potential liabilities associated with the environmental condition of our facilities could adversely affect our profitability.

   Our business is subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business prospects, operations, financial condition and cash flows could be adversely affected.

   We may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, we may not be able to operate our facilities or we may be required to incur additional costs.

   We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities, regardless of when the liabilities arose and whether the liabilities are known or unknown. These liabilities may be substantial.

We may not have access to sufficient capital in the amounts and at the times needed to finance our business.


   To date, our capital has been provided by internally generated cash flows and borrowings and capital contributions from CenterPoint Energy. We can give no assurances that our current and future capital structure, operating performance, financial condition and cash flows will permit us to access the capital markets or to obtain other financing as needed to meet our working capital requirements and projected future capital expenditures on favorable terms. Our projected future capital expenditures are substantial. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Future Sources and Uses of Cash--Capital Requirements." Our ability to secure third party credit lines or other debt financing may be adversely impacted by the risks described in this information statement, including the nature of our business, which may lead to volatility in our financial results and cash flows. CenterPoint Energy has agreed to lend funds to us from time to time upon our request until the earlier of the closing date on which Reliant Resources acquires Texas Genco common stock from CenterPoint Energy pursuant to the Reliant Resources option or upon the expiration of the Reliant Resources option. However, in the event CenterPoint Energy were to experience liquidity problems or otherwise failed to perform, we may be unable to obtain third party financing.


   In addition, our ability to raise capital is restricted under our agreements with CenterPoint Energy. Under these agreements, we may not:

  .   issue additional equity securities,

  .   encumber our assets, or

  . incur indebtedness, except to satisfy requirements for operating and maintenance expenditures and other capital expenditures contemplated under our agreements with CenterPoint Energy, to meet our working capital needs, or to refinance indebtedness incurred for the foregoing purposes.

   In connection with CenterPoint Energy's registration as a public utility holding company under the Public Utility Holding Company Act of 1935, or the "1935 Act," the SEC has limited the aggregate amount of our external borrowings to $500 million. In addition, the order issued to CenterPoint Energy under the 1935 Act restricts our ability to pay dividends out of capital accounts. Under these restrictions, we are permitted to pay dividends out of our current or retained earnings, and we may also pay dividends in an amount of up to $100 million in excess of our retained earnings.


Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our cash flows, financial condition and results of operations.

   We have insurance covering our generation facilities, including property damage insurance, commercial general public liability insurance, boiler and machinery coverage and available replacement capacity in amounts that we consider appropriate. However, our insurance policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our generation facilities will be sufficient to restore the loss or damage without negative impact on our financial condition and results of operations. The costs of our insurance coverage have increased significantly in recent months and may continue to increase in the future.

Changes in technology may make our power generation facilities less competitive which could adversely impact their value and the results of our operations.

   A significant portion of our generation facilities were constructed many years ago and rely on older technologies. Some of our competitors may have newer generation facilities and technologies that allow them to produce and sell power more efficiently, which could adversely affect our revenues and results of operations. In addition, research and development activities are ongoing to improve alternate technologies to produce electricity, including fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in these or other technologies will reduce the current costs of electricity production to a level that is below that of our generation facilities. If this occurs, our generation facilities will be less competitive and the value of our power plants could be significantly impaired. Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our power generation facilities.

Our stock price may fluctuate significantly following the distribution.

   Prior to the distribution, there has been no public market for our common stock. Following the distribution, we expect shares of our common stock will begin regular trading on The New York Stock Exchange. We cannot assure you that an active market for our common stock will develop or be sustained after the distribution. Also, we cannot predict the prices at which our common stock may trade after the distribution, and the market price of our common stock could be subject to significant fluctuations. The following factors could affect our stock price:

  .   our operating and financial performance and prospects,

  . quarterly or annual variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues,

  . changes in revenue or earnings estimates or publication of research reports by analysts,

  .   speculation in the media or investment community,

  . strategic actions by us or our competitors, such as acquisitions or restructurings,

  . developments regarding the restructuring of the electric power industry in Texas, including re-regulation of the ERCOT market,

  .   default and/or nonpayment by buyers of power purchased from us,

  .   sales of our common stock by shareholders,

  .   general market conditions, including fluctuations in commodity prices,

  . domestic and international economic, legal and regulatory factors unrelated to our performance, and

  .   other risks we describe in this information statement.

   The stock markets in general have recently experienced volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

                                     18.1

                          FORWARD-LOOKING STATEMENTS

   This information statement, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business," contains forward-looking statements. These statements relate to future events, our future financial performance or our projected business results and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will" or other similar words.

   The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

  . state and federal legislative and regulatory developments, including deregulation, re-regulation and restructuring of the ERCOT market and changes in or application of environmental and other laws and regulations to which we are subject,

  . the effects of competition, including the extent and timing of entry of additional competitors in the ERCOT market,

  .   the results of our capacity auctions,

  .   the timing and extent of changes in commodity prices,

  .   weather variations and other natural phenomena,

  .   our access to capital and credit,

  . political, legal and economic conditions and developments in the United States, and

  . other factors we discuss in this information statement, including those described under "Risk Factors."

   We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may, and often do, vary materially from actual results. Therefore, actual results may differ materially from those expressed or implied by our forward-looking statements.

                               THE DISTRIBUTION

                  Background and Reasons for the Distribution

Reliant Energy's Business Separation Plan

   The Texas electric restructuring law requires the restructuring of electric utilities in Texas in order to separate their power generation, transmission and distribution, and retail electric provider businesses into separate units. In March 2001, the Texas Utility Commission approved a business separation plan for Reliant Energy involving the separation of Reliant Energy's generation, transmission and distribution, and retail businesses into three separate companies. Effective August 31, 2002, Reliant Energy consummated a restructuring transaction in accordance with its business separation plan in which it, among other things:

  .   conveyed all of its electric generating facilities to us,

  .   became a subsidiary of CenterPoint Energy, and

  . converted into a limited liability company named CenterPoint Energy Houston Electric, LLC, which we refer to as "CenterPoint Houston."

Although our portfolio of generating facilities was formerly owned by the unincorporated electric utility division of Reliant Energy, for convenience, we describe our business in this information statement as if we had owned and operated our generation facilities prior to the date they were conveyed to us. The book value of the net assets conveyed to us by Reliant Energy on August 31, 2002, was approximately $2.8 billion as of that date. On September 5, 2002, CenterPoint Energy announced that its Board of Directors had declared a distribution of all of the shares of Reliant Resources common stock owned by CenterPoint Energy to its common shareholders on a pro rata basis. The distribution was completed on September 30, 2002 to CenterPoint Energy's shareholders of record as of the close of business on September 20, 2002.

Stranded Cost Recovery

   Under the Texas electric restructuring law, transmission and distribution utilities whose generation assets were "unbundled" pursuant to the law, including CenterPoint Houston, are entitled to recover their "stranded costs" associated with those assets. The Texas electric restructuring law defines stranded costs as the positive excess of the regulatory net book value of the utility's unbundled generation assets over the market value of those assets, after taking specified factors into account. The law allows alternate methods for establishing a market value for generation assets, including outright sale, full or partial stock market valuation and asset exchanges. Under Reliant Energy's business separation plan, Reliant Energy agreed that the fair market value of our generating assets will be determined using the partial stock market valuation method. CenterPoint Energy is making the distribution in order to establish a public market value for our shares that will be used in 2004 to calculate how much CenterPoint Houston will be able to recover as stranded costs and to comply with CenterPoint Energy's contractual obligations to Reliant Resources.


   Beginning in January 2004, the Texas Utility Commission will conduct true-up proceedings for each investor-owned utility in Texas. One of the purposes of the true-up proceeding for CenterPoint Energy will be to quantify the amount of stranded costs associated with our generation assets. In the proceeding, the regulatory net book value of our generating assets will be compared to the market value based on the partial stock valuation method. The resulting difference, if positive, is stranded cost that will be recoverable by CenterPoint Houston through a transition charge, which is a non-bypassable charge assessed to CenterPoint Houston's customers, which may be securitized. Texas Genco is not entitled to receive any payment or other benefits in connection with CenterPoint Houston's recovery of stranded costs. In the true-up proceeding, the market value of our assets will be based on the average daily closing price of our common stock on The New York Stock Exchange for the 30 consecutive trading days chosen by the Texas Utility Commission out of the 120 days immediately preceding the true-up filing.

Current Organizational Structure


   Our parent company, CenterPoint Energy, is a holding company which, through its subsidiaries, owns and operates electric generation plants, electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines. The following diagram depicts key elements of the current corporate organizational structure of CenterPoint Energy and reflects CenterPoint Energy's spin-off of Reliant Resources that occurred on September 30, 2002.


                         [CHART SHOWING ORGANIZATIONAL
                        STRUCTURE OF CENTERPOINT ENERGY
                           AND CERTAIN SUBSIDIARIES]



                     Manner of Effecting the Distribution


   Each CenterPoint Energy shareholder as of the close of business on the
record date of       , 2002 will receive        of a share of Texas Genco
common stock for each share of CenterPoint Energy common stock owned by the shareholder as of the close of business on the record date, unless the shareholder disposes of its right to receive the Texas Genco shares prior to the distribution date. If you owned shares of CenterPoint Energy in registered form (including shares for which you had certificates and any shares which you held through CenterPoint Energy's Investor's Choice Plan), the Texas Genco shares distributed to you will be registered in your name and you, as a registered holder, will become the record holder of that number of shares of Texas Genco common stock. If your shares were held in a brokerage account or with a nominee, the distribution will be credited to the account of your brokerage firm or nominee. Your broker/nominee will in turn credit your account for the Texas Genco shares that you are entitled to receive. This could take up to two weeks from the distribution date.





   Texas Genco common stock will be issued in book-entry form through the Direct Registration System. CenterPoint Energy, as the registrar and transfer agent for Texas Genco common stock, will hold the book-entry shares of registered holders. If a registered holder wishes to receive a physical certificate after the distribution date, such holder should contact Texas Genco's transfer agent. Please read "Description of Texas Genco's Capital Stock--Common Stock--Transfer Agent and Registrar."



   No fractional shares will be issued. CenterPoint Energy shareholders entitled to receive fractional shares of Texas Genco common stock will instead receive a cash payment. Fractional shares of Texas Genco common stock to which CenterPoint Energy shareholders of record would otherwise be entitled will be aggregated and sold in the public market by an independent broker dealer appointed by the distribution agent. The independent broker dealer will, in its sole discretion, determine the manner, timing and price at which sales of aggregated shares will be made. The broker dealer will not be an affiliate of CenterPoint Energy or Texas Genco. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received the fractional shares of Texas Genco common stock. Proceeds from these sales will generally result in an additional distribution to those shareholders. Please read "--Material Federal Income Tax Consequences--Tax Consequences of Your Receipt of Texas Genco Shares."

   Following the distribution date, the transfer agent will send a distribution statement to each registered holder showing such holder's ownership interest in Texas Genco common stock. Street name holders may contact their brokers to request such information. Holders will receive a check for their pro rata share of the net proceeds from the sales of any fractional share. We currently estimate that it will take up to 10 days from the distribution date to complete the mailings of distribution statements and checks for any fractional shares.



   CenterPoint Energy will distribute approximately 15,200,000 shares of our common stock to its shareholders, which will constitute approximately 19% of the total number of shares of our common stock to be outstanding immediately after the distribution.


   You do not need to do anything to participate in the distribution. No shareholder approval of the distribution is required or sought. We are not asking for your proxy. You should not send in your CenterPoint Energy share certificates. You will not be required either to pay anything for the new shares or to surrender any shares of CenterPoint Energy common stock.

   The distribution agent for the distribution is CenterPoint Energy.

                          Results of the Distribution


   Following the distribution, Texas Genco will be a company with common stock registered under Section 12 of the Securities Exchange Act of 1934. We expect CenterPoint Energy will continue to indirectly own approximately 81% of the outstanding shares of our common stock until at least 2004 when the Reliant Resources option will either be exercised or will expire. The number and identity of the holders of our remaining common stock immediately after the distribution likely will be substantially the same as the number and identity of the shareholders of CenterPoint Energy common stock on the record date. Immediately after the distribution, we expect to have approximately holders of our common stock and 80,000,000 shares of our common stock outstanding, including approximately 64,800,000 shares to be held by CenterPoint Energy.


   The distribution will not affect the number of outstanding shares of CenterPoint Energy common stock or the rights of CenterPoint Energy shareholders.

                Listing and Trading of Texas Genco Common Stock

   Texas Genco has applied to list its shares of common stock on The New York Stock Exchange under the symbol "TGN." Following the distribution, we expect shares of Texas Genco common stock will begin regular trading on The New York Stock Exchange.

                   Material Federal Income Tax Consequences

General

   The following discussion summarizes the material United States federal income tax consequences of the distribution to you. We have not attempted to comment on all United States federal income tax consequences of the distribution that may be relevant to you. We based this summary upon current provisions of the United States Internal Revenue Code, or the "Code," existing temporary and final treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. The IRS could disagree with our summary of these provisions. We do not intend to obtain a private letter ruling regarding the distribution from the IRS or any other taxing authority.

   Our discussion below is not intended to provide legal or tax advice to any particular holder of shares of Texas Genco common stock. The discussion may not apply to particular shareholders who are subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations and non-U.S. shareholders. The following discussion does not address the tax consequences to a holder of Texas Genco common stock that is a non-U.S. person. A non-U.S. person is:

  .   an alien individual who is not a resident of the United States,

  . a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized under the laws of the United States or of any state,

  . an estate that is not subject to United States federal income tax on a net income basis, or

  . a trust, the administration of which is not subject to primary supervision of a United States court or with respect to which no United States person has authority to control all substantial decisions.

In the case of a holder that is a partnership (including any entity treated as a partnership for U.S. federal income tax purposes), the determination of whether the non-U.S. person rules apply will depend upon the status of the partner and upon the activities of the partnership.

   You should consult your personal tax advisor to determine the specific tax consequences to you of the distribution, including any state, local or other tax consequences, in light of your particular investment circumstances.

Tax Consequences of the Distribution to CenterPoint Energy


   Upon consummation of the distribution, CenterPoint Energy will recognize a taxable gain equal to the excess, if any, of the fair market value of the Texas Genco shares distributed over CenterPoint Energy's tax basis in such shares. The final fair market value of the Texas Genco shares cannot be determined until after the distribution is completed. In addition, the determination of the amount of gain is a factual issue that is subject to challenge by the IRS.


Tax Consequences of Your Receipt of Texas Genco Shares

   If you receive Texas Genco shares with respect to your shares of CenterPoint Energy common stock, the distribution will be taxable to you for federal income tax purposes based on the fair market value of the Texas Genco shares (and cash in lieu of fractional shares) you receive as of the date of the distribution to the extent paid out of earnings and profits of CenterPoint Energy, as described below. Distributions made to CenterPoint Energy's corporate shareholders may be eligible for the dividends-received deduction to the extent paid out of earnings and profits of CenterPoint Energy. Any amount of the distribution in excess of earnings and profits of CenterPoint Energy will first reduce your tax basis in your CenterPoint Energy stock and then will be taxable to you as capital gain (assuming the CenterPoint Energy common stock is held as a capital asset). The characterization of the distribution as a dividend will depend on the amount of CenterPoint Energy's current and accumulated earnings and profits allocable to the distribution, which cannot be determined with certainty at this time. However, we expect that the distribution will not exceed the earnings and profits of CenterPoint Energy.

   You will acquire an initial tax basis in your Texas Genco shares equal to their value on the date of the distribution, and your holding period for such shares will begin on such date.

   The fair market value of the distribution cannot be determined until after the distribution is completed. CenterPoint Energy will provide to you the information necessary to determine the amount and character of the distribution to you, and CenterPoint Energy will report the amount received by you to the IRS. We cannot be sure that the IRS or any court will agree that the amount received by you is equal to the amount determined by CenterPoint Energy. If the IRS were to challenge the value or character of the distribution reportable by you on your federal income tax return, you would have to bear the expense and effort of defending against or otherwise resolving such challenge.

Taxation of Dividends Received from Texas Genco

   Any dividend paid on Texas Genco's common stock will be taxed first as ordinary income to the extent of Texas Genco's current and accumulated earnings and profits (as determined for federal income tax purposes), then as a nontaxable return of capital to the extent of the holder's basis in its Texas Genco common stock, and finally as a capital gain (assuming the Texas Genco common stock is held as a capital asset).

   A United States corporation that holds Texas Genco common stock and that receives dividends from Texas Genco generally will be eligible for the dividends-received deduction allowed to United States corporations, subject to generally applicable limitations. The dividends-received deduction is only available with respect to distributions out of Texas Genco's current or accumulated earnings and profits. There can be no assurance that Texas Genco will have sufficient earnings and profits to permit its distributions to qualify for the dividends-received deduction.

Taxation of Sales of Texas Genco Common Stock

   Upon the sale or exchange of Texas Genco common stock, a holder generally will recognize gain or loss for United States federal income tax purposes equal to the difference between the holder's tax basis in the Texas Genco common stock and the amount realized. Such gain or loss will be capital gain or loss if the Texas Genco common stock constituted a capital asset in the hands of the holder and will be long-term capital gain or loss if the holder held the Texas Genco common stock for more than one year.

Backup Withholding

   CenterPoint Energy generally will be required to withhold 30% of the Texas Genco shares to be distributed to you with respect to CenterPoint Energy stock if:

  . you fail to furnish or certify a taxpayer identification number to CenterPoint Energy,

  . the IRS notifies CenterPoint Energy that the taxpayer identification number furnished by you is incorrect,

  . the IRS notifies CenterPoint Energy that you have underreported interest and/or dividend income, or

  . you fail to certify to CenterPoint Energy that you are not subject to withholding for underreporting interest or dividend income.

Any amounts withheld from you under these backup withholding rules will be allowed as a credit against your federal income tax liability or as a refund.

                                DIVIDEND POLICY


   We intend to pay regular quarterly cash dividends on our common stock. Our board of directors will determine the amount of future dividends in light of:



  . any applicable contractual restrictions governing our ability to pay dividends,



  .   applicable legal requirements,



  .   our earnings and cash flows,



  .   our financial condition, and



  .   other factors our board of directors deems relevant.



   Under the agreement between CenterPoint Energy and Reliant Resources governing the Reliant Resources option, CenterPoint Energy has agreed that, for the period commencing as of the distribution date and extending through the pricing period for the Reliant Resource option in 2004, we will establish a dividend policy under which we will distribute to our shareholders through regular quarterly cash dividends all of our annual earnings that may lawfully be distributed under corporate law and applicable regulatory restrictions. The option agreement also requires that we seek to maintain consistent levels of dividend payments during the year without making unusual or large payments. In light of the volatility that has been experienced in the ERCOT market for power since the market opened to full competition, we expect our board of directors to establish a dividend policy under which we will pay dividends based on a targeted amount of less than 100% of our projected discretionary cash flow (i.e., our cash flow from operations less capital expenditures). Currently, CenterPoint Energy is in discussions with Reliant Resources to obtain concurrence from Reliant Resources on the initial dividend level our Board will establish. In the proposed clarification, Reliant Resources would also agree, if it exercises its option, to maintain our dividend level following its exercise of the option so long as it owns less that 100 percent of our common stock. We cannot assure you that agreement will be reached on these points.

                                CAPITALIZATION


   The following table sets forth our capitalization as of September 30, 2002. The distribution will have no effect on the capitalization shown in the table below. You should read the information in this table together with our financial statements and the related notes and the information in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement.



                                                          As of
                                                      September 30,
                                                          2002
                                                      -------------
                                                       (millions)
             Notes payable, affiliated companies, net    $   74
             Common stock............................         1
             Additional paid in capital..............     2,811
             Accumulated other comprehensive loss....        (1)
             Retained deficit........................       (11)
                                                         ------
                Total................................    $2,874
                                                         ======

                            SELECTED FINANCIAL DATA


   The following tables present our selected financial data. The data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements and the notes to those statements included in this information statement. Our selected financial data for the years ended December 31, 1999, 2000 and 2001 are derived from our audited financial statements. Our selected financial data for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 2001 and 2002 have been derived from our unaudited interim financial statements. Our financial statements are presented on a carve-out basis and represent the historical financial position, results of operations and net cash flows of the historically regulated generation-related business of Reliant Energy. Therefore, the historical information included in our financial statements is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented. Prior to January 1, 2002, our historical financial information reflects the sale of power generated by our facilities as part of an integrated utility at regulated rates. Since January 1, 2002, we have sold power at market based prices in capacity auctions. In addition, our historical costs and expenses reflect charges from CenterPoint Energy for centralized corporate services and operating infrastructure costs as well as allocated costs of capital. We may experience significant changes in our cost structure, capitalization and operations as a result of our separation from CenterPoint Energy, including increased costs associated with reduced economics of scale, obtaining third-party financing and being a publicly traded company.



                                                                                 Nine Months
                                                                                    Ended
                                              Year Ended December 31,           September 30,
                                        ------------------------------------    -------------
                                         1997   1998    1999     2000     2001   2001   2002
                                        ------ ------  ------   ------   ------ ------ ------
                                                           (in millions)
Income Statement Data:
Revenues............................... $2,861 $2,908  $2,816   $3,334   $3,411 $2,832 $1,266
                                        ------ ------  ------   ------   ------ ------ ------
Expenses:
   Fuel costs..........................  1,091  1,065   1,170    1,644    1,304  1,127    814
   Purchased power.....................    386    390     395      753    1,223  1,005     87
   Operation and maintenance...........    415    383     384      393      402    288    272
   Depreciation and amortization.......    427    582     393      151      154    114    118
   Taxes other than income taxes.......     85     88      79       63       63     58     49
                                        ------ ------  ------   ------   ------ ------ ------
       Total...........................  2,404  2,508   2,421    3,004    3,146  2,592  1,340
                                        ------ ------  ------   ------   ------ ------ ------
Operating Income (Loss)................    457    400     395      330      265    240    (74)
Other Income...........................     31      3      14        1        2      2      3
Interest Expense (Income), net.........    120     (1)     71       59       65     50     24
                                        ------ ------  ------   ------   ------ ------ ------
Income (Loss) Before Income Taxes and
  Extraordinary Item...................    368    404     338      272      202    192    (95)
Income Tax Expense (Benefit)...........    124    101     113      100       74     66    (45)
                                        ------ ------  ------   ------   ------ ------ ------
Income (Loss) Before Extraordinary Item    244    303     225      172      128    126    (50)
Extraordinary Item, net of tax(1)......     --     --    (518)      --       --     --     --
                                        ------ ------  ------   ------   ------ ------ ------
Net Income (Loss)...................... $  244 $  303  $ (293)  $  172   $  128 $  126 $  (50)
                                        ====== ======  ======   ======   ====== ====== ======
Pro Forma Earnings Per Share(2)........                                  $ 1.60 $ 1.57 $(0.62)
                                                                         ====== ====== ======

--------
(1) Represents a loss related to an accounting impairment of certain generating facilities. For additional information, please read Note 2(b) to our financial statements.

(2) The pro forma earnings per share figures are computed by dividing the net income (loss) for each period by 80,000,000 the number of shares of Texas Genco common stock expected to be outstanding as of the date of the distribution.

                                                               Nine Months
                                                                  Ended
                                      Year Ended December 31, September 30,
                                      ----------------------  ------------
                                       1999    2000    2001    2001   2002
                                      -----   -----   -----   -----  -----
                                                (in millions)
       Statement of Cash Flow Data:
        Cash provided by (used in):
          Operating Activities....... $ 555   $ 433   $ 236   $ 203  $  (6)
          Investing Activities.......   (77)   (252)   (409)   (259)  (219)
          Financing Activities.......  (478)   (181)    173      56    225
       Other Operating Data:
       EBITDA(1)(2).................. $ 802   $ 482   $ 421   $ 356  $  47
       Electric Power Sales (MMWH)(3)  72.1    75.3    71.3    55.8   41.9



                                              December 31,            September 30,
                                   ---------------------------------- -------------
                                    1997   1998   1999   2000   2001      2002
                                   ------ ------ ------ ------ ------ -------------
                                                    (in millions)
Balance Sheet Data:
Property, Plant and Equipment, net $5,246 $4,717 $3,583 $3,667 $3,905    $3,974
Total Assets......................  5,478  5,003  3,914  4,032  4,323     4,424
Capitalization....................  3,448  3,102  2,331  2,323  2,624        --
Stockholder's Equity..............     --     --     --     --     --     2,800

--------

(1) EBITDA represents earnings before interest expense, interest income, income taxes, depreciation and amortization. EBITDA, as defined, is shown because we believe it is a measure of financial performance that may be used as a means to analyze and compare companies on the basis of operating performance that we expect some analysts and investors will want to review when evaluating our company. It is not defined under accounting principles generally accepted in the United States of America, or "GAAP," and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP and is not indicative of operating income or cash flows from operations as determined under GAAP. Additionally, our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies because all companies do not calculate it in the same fashion.


(2) The following table reconciles EBITDA to Net Income (loss):


                                                             Nine Months
                                               Year Ended      Ended
                                              December 31,   September 30,
                                            ---------------- ------------
                                             1999  2000 2001 2001   2002
                                            -----  ---- ---- ----   ----
                                                   (in millions)
         EBITDA............................ $ 802  $482 $421 $356   $ 47
         Less:
            Depreciation and amortization..   393   151  154  114    118
            Interest expense...............    71    59   65   50     24
            Income tax expense (benefit)...   113   100   74   66    (45)
            Extraordinary item, net of tax.   518    --   --   --     --
                                            -----  ---- ----  ----  ----
         Net income (loss)................. $(293) $172 $128 $126   $(50)
                                            =====  ==== ====  ====  ====

(3) Million megawatt hours.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                             Results Of Operations



   The following discussion and analysis of our results of operations have been derived from our audited historical financial statements and the notes to those financial statements included in this information statement, which we refer to collectively as "our financial statements," and should be read in combination with the "Risk Factors" and "Selected Financial Data" sections of this information statement as well as our financial statements. Our financial statements were developed using a number of assumptions to separate our operations from those of Reliant Energy, which until January 1, 2002, operated our generation assets together with its transmission and distribution facilities as a vertically integrated utility company. Please read Note 1 to our financial statements for a discussion of these assumptions and the methodologies used to prepare our financial statements. The historical financial information included in our financial statements is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented. As used herein, CenterPoint Energy also refers to the former Reliant Energy for dates prior to the restructuring.



   Our revenues were calculated by unbundling the generation component of revenue from CenterPoint Energy's historical bundled rate for the generation and transmission and distribution of energy and adding any additional generation-related revenues of CenterPoint Energy, such as wholesale activities that include ancillary services, trading and capacity sales.


   Our energy costs consist primarily of our fuel costs associated with consuming nuclear fuel, gas, oil, lignite and coal to generate energy, as well as our power purchases from the wholesale marketplace. The recent deregulation of the ERCOT market could impact our energy costs in several ways. As a result of requirements under the Texas electric restructuring law and the terms of our agreements with CenterPoint Energy, we are obligated to sell substantially all of our capacity and related ancillary services through 2003 pursuant to the capacity auctions more fully described under "Our Business--Capacity Auctions." In these auctions, we sell firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. Although we have reserved a portion of our aggregate net generation capacity from our capacity auctions for planned or forced outages at our facilities, unanticipated plant outages or other problems with our generation facilities could result in our firm capacity and ancillary services commitments exceeding our available generation capacity. As a result, we could be required to obtain replacement power from third parties in the open market to satisfy our firm commitments which could involve the incurrence of significant additional costs. In addition, an unexpected outage at one of our lower cost facilities could require us to run one of our higher cost plants in order to satisfy our obligations. High wholesale power prices in the ERCOT market could increase our energy costs and affect earnings and net cash flow.


   In 2002, our capacity auctions have been consummated at market-based prices that have resulted in returns substantially below the historical regulated return on our facilities that we have experienced in the past. However, we have begun to see improvement in auction prices for our 2003 capacity entitlements. Since the pricing of our generation products is sensitive to gas prices, higher gas prices in the latter part of 2002 have positively influenced the prices in our recent capacity auctions. Since we have a significant amount of low-cost base-load solid fuel and nuclear generating units, higher gas prices generally increase the profitability of our base-load capacity entitlements since prospective purchasers face higher-cost gas-fired generation alternatives. With the higher market prices and our efforts to reduce our operating costs, we expect to show an improvement in profitability for the 12 months of 2003. However, we do not expect this improvement will recover to the levels of our historical regulated returns in the near future due in part to the current surplus of generating capacity in the ERCOT market and changes to the economic conditions affecting our industry that have occurred since our base-load facilities were originally constructed, including the development of high efficiency gas-fired generating units and changes in natural gas prices.


   With an increasingly competitive wholesale energy market, the composition and level of our operation and maintenance expense is likely to change. To develop our historical financial statements, we have separated the operation and maintenance expense of the generation-related portion of CenterPoint Energy's business from CenterPoint Energy's historical financial statements. These expenses were either specifically identified by function and reported accordingly or various allocations were used to disaggregate common expenses.



   As a line of business within CenterPoint Energy, we were subject to regulation by the Public Utility Commission of Texas. As a result, we prepared our financial statements in accordance with the requirements of Statement of Financial Accounting Standard (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), which differed in certain respects from accounting principles generally accepted in the United States of America, or "GAAP," for non-regulated businesses. Please read Note 2 to our financial statements for a further discussion of SFAS No. 71.


   As a result of the passage of the Texas electric restructuring law, we concluded that we no longer met the requirements of SFAS No. 71 for the electric generation business effective June 30, 1999. As a result, in the second quarter of 1999, an extraordinary charge to earnings of $797 million, pre-tax, was recorded, which reflects the impairment of our electric generation-related assets calculated in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121).

Net Income (Loss)

   The following table indicates our net income (loss) for the periods shown (in millions):


                                                               Nine Months
                                                 Year Ended      Ended
                                                December 31,   September 30,
                                              ---------------- ------------
                                               1999  2000 2001 2001   2002
                                              -----  ---- ---- ----   ----
      Income (Loss) Before Extraordinary Item $ 225  $172 $128 $126   $(50)
      Extraordinary Item, net of tax benefit.  (518)   --   --   --     --
                                              -----  ---- ----  ----  ----
      Net Income (Loss)...................... $(293) $172 $128 $126   $(50)
                                              =====  ==== ====  ====  ====



   Our net income for the year ended December 31, 2001 decreased $44 million from the comparable 2000 period. This decrease was a result of the reduction in rate base on which the regulatory return was calculated.



   Our net income for the year ended December 31, 2000 decreased $53 million from the comparable 1999 period, excluding the extraordinary charge which reflected the impairment of our generation-related assets calculated in accordance with SFAS No. 121. This decrease was a result of the reduction in rate base on which the regulatory return was calculated, partially offset by lower depreciation and amortization expense, and lower capitalization costs.



   Our net income (loss) for the nine months ended September 30, 2002 decreased $176 million from the comparable 2001 period. This decrease primarily resulted from the implementation of deregulation of the wholesale power segment of the ERCOT market under the Texas electric restructuring law in 2002 resulting in substantially lower revenues partially offset by reduced operations and maintenance, and other tax expense.


  Revenues

   Revenues increased $77 million or 2% for the year ended December 31, 2001 from the comparable 2000 period. The increase was primarily due to an increase in recoverable fuel related revenues of $131 million related to increased fuel costs discussed below, partially offset by the reduction in the rate base on which the regulatory return was calculated due to additional depreciation expense related to these assets of $36 million and a decrease in other recoverable operating expenses of $18 million.

   Revenues increased $517 million or 18% for the year ended December 31, 2000 from the comparable 1999 period. The increase was primarily due to higher recoverable fuel related revenues of $838 million related to increased fuel costs discussed below. This increase was partially offset by a reduction in base revenue due to the reduction in the rate base on which the regulatory return was calculated due to additional depreciation expense related to these assets of $50 million and a decrease in other recoverable operating expenses of $211 million.


   Revenues decreased $1.6 billion or 55% for the nine months ended September 30, 2002 from the comparable 2001 period. The decrease was primarily due to the change from a regulatory method used to allocate the integrated utility revenue of CenterPoint Energy for the 2001 period to the revenue generated in 2002 in the deregulated ERCOT market. Our 2001 revenue was derived based on actual recoverable operating expenses plus an allowed regulatory rate of return based on the rate base while our 2002 revenue was derived from open market sales of capacity and energy products at auction and spot market prices. For additional information regarding these auctions, please read "Our Business--Capacity Auctions."


  Fuel and Purchased Power Expenses

   Fuel and purchased power expenses increased $130 million or 5% for the year ended December 31, 2001 from the comparable 2000 period. The increase was due primarily to increased purchased power volumes related to load balancing requirements associated with the ERCOT market adopting a single control area and a slightly higher average cost for purchased power ($44.26 and $44.42 per MWh or $727 million and $1,201 million in 2000 and 2001, respectively). This was offset by a decline in the volume of natural gas used at a slightly average higher price ($3.98 and $4.23 per MMBtu or $1,176 million and $842 million in 2000 and 2001, respectively).


   Fuel and purchased power expenses increased $832 million or 53% for the year ended December 31, 2000 from the comparable 1999 period primarily due to higher natural gas prices ($2.47 and $3.98 per MMBtu or $660 million and $1.2 billion in 1999 and 2000, respectively), higher costs for purchased power ($26.46 and $44.26 per MWh or $374 million and $727 million in 1999 and 2000, respectively) and higher production from our facilities.



   Fuel and purchased power expenses decreased $1.2 billion or 58% for the nine months ended September 30, 2002 from the comparable 2001 period. The decrease is due primarily to lower natural gas prices ($4.52 and $3.26 per MMBtu or $778 million and $412 million in 2001 and 2002, respectively) and a reduction in purchased power ($49.40 and $23.48 per MWh or $988 million and $81 million in 2001 and 2002, respectively) related to overall demand reductions for output from our facilities.


Operation and Maintenance Expense

   Operation and maintenance expense increased $9 million or 2% for the year ended December 31, 2001 from the comparable 2000 period. The increase was primarily due to major maintenance outages at our Limestone, Cedar Bayou, San Jacinto and T. H. Wharton generation facilities resulting in costs of $16 million during 2001 without corresponding outages in 2000. The outage cycles are a part of our normal maintenance practice to ensure the reliability of our generating portfolio. There are years in which the cycles result in more outages occurring simultaneously than in other years. The increase was partially offset by lower labor costs of $7 million related to lower staffing levels.

   Operation and maintenance expense increased $9 million or 2% for the year ended December 31, 2000 as compared to the same period in 1999. The increase was due to higher material obsolescence of $3 million, increased benefit expenses of $3 million and increased contract wages of $2 million.


   Operation and maintenance expense decreased $15 million or 5% for the nine months ended September 30, 2002 from the comparable 2001 period. The decrease was primarily due to an absence of major maintenance outages at our solid fuel plants and the South Texas Project in 2002. In 2001, we experienced major maintenance outages at our coal-fired W. A. Parish facility ($7 million) and our South Texas Project ($8 million). Also contributing to the decrease in operation and maintenance expense were lower corporate overhead costs of $3 million and reduced overtime wages in 2002 primarily due to fewer plant outages ($6 million). The decrease was partially offset by higher operating costs in 2002 on plants out for maintenance in 2001, auxiliary power costs of $5 million not incurred in the integrated utility business in 2001 and increased benefit expenses in 2002 ($4 million).

Depreciation and Amortization Expense


   Depreciation and amortization expense increased $3 million or 2% for the year ended December 31, 2001 from the comparable 2000 period. The increase was due to normal increases in property, plant and equipment.



   Depreciation and amortization expense decreased $242 million or 62% for the year ended December 31, 2000 from the comparable 1999 period. The decrease was primarily due to the cessation of redirected and excess depreciation, of which $203 million was recorded in 1999, when we discontinued the application of SFAS No. 71 in 1999. Lower balances of our generation facilities as a result of the impairment recorded in 1999 and the extension of the depreciable lives of our generation facilities resulted in a $41 million decrease in depreciation and amortization expense in 2000.



   Depreciation and amortization expense increased $3 million or 3% for the nine months ended September 30, 2002 from the comparable 2001 period. The increase was due to normal increases in property, plant and equipment.


Interest Expense

   Interest expense increased $6 million or 11% for the year ended December 31, 2001 from the comparable 2000 period. The increase was due to the underlying change in the capital structure on which interest was allocated.

   Interest expense decreased $12 million or 17% for the year ended December 31, 2000 from the comparable 1999 period. The decrease was due to lower total interest expense for the integrated utility due to bond redemptions and reissuance at lower interest rates and underlying changes in the capital structure on which interest was allocated.


   Interest expense decreased $25 million or 51% for the nine months ended September 30, 2002 from the comparable 2001 period. The decrease was due to the change from the allocation method based on capital structure used to calculate interest expense in 2001 to the allocation of interest in 2002 based on the remaining electric utility debt not specifically identified with CenterPoint Energy's transmission and distribution utility upon deregulation. In connection with the restructuring of CenterPoint Energy's businesses and the conveyance of all of its electric generating facilities to us in August 2002, we did not assume any of CenterPoint Energy's long-term debt. For more information about CenterPoint Energy's business restructuring, please read "Our Relationships with CenterPoint Energy and Reliant Resources--Background."


Income Tax Expense

   The effective tax rate for 1999, 2000 and 2001 was 33%, 37% and 37%, respectively. The increase in the effective tax rate from 1999 to 2000 is primarily the result of an increase in state tax expense and lower pre-tax earnings in 2000, which magnified the impact of the permanent items on our effective tax rate.


   The effective tax rate for the nine months ended September 30, 2001 and September 30, 2002 was 35% and 48%, respectively. We reported a pre-tax loss during the first nine months of 2002, which caused permanent differences that would normally decrease the effective tax rate (specifically, amortization of investment tax credit) to instead increase the rate. The impact of state tax expense is not reflected in the effective tax rate for the nine months ended September 30, 2002. The state tax changed from an income-based tax for 2001, to a capital-based tax for 2002, primarily as a result of the 2002 pre-tax loss, which resulted in the reporting of the state tax as a component of the operating loss for 2002 compared to reporting the state tax expense as a component of income tax expense for 2001.

                        Liquidity and Capital Resources

Historical Cash Flows


   The net cash provided by/used in our operating, investing and financing activities for 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 is as follows (in millions):



                                                              Nine Months
                                                                 Ended
                                     Year Ended December 31, September 30,
                                     ----------------------  ------------
                                      1999    2000    2001    2001   2002
                                     -----   -----   -----   -----  -----
         Cash provided by (used in):
            Operating activities.... $ 555   $ 433   $ 236   $ 203  $  (6)
            Investing activities....   (77)   (252)   (409)   (259)  (219)
            Financing activities....  (478)   (181)    173      56    225


Cash Provided by Operating Activities

   Net cash provided by operating activities in 2001 decreased $197 million compared to 2000. This decrease primarily resulted from a reduction in base revenue related to a decline in the rate base on which the regulatory return was calculated and a decrease in fuel accounts payable related to the decrease in the price of natural gas in 2001 as compared to 2000.


   Net cash provided by operating activities in 2000 decreased $122 million compared to 1999. This decrease was due to a reduction in base revenue from a reduction in the rate base on which the regulatory return was calculated and an overall decline in interest and taxes paid related to operating as part of CenterPoint Energy's integrated utility.



   Net cash used in operations for the nine months ended September 30, 2002 was $6 million compared to net cash provided by operations for the nine months ended September 30, 2001 of $203 million. The decrease in net cash provided by operations primarily resulted from lower revenues in the deregulated ERCOT market, increased accounts receivable from the sale of power in the 2002 deregulated electricity market and lower taxes payable.


Cash Used in Investing Activities

   Net cash used in investing activities increased $157 million during 2001 compared to 2000.

   Net cash used in investing activities increased $175 million during 2000 compared to 1999.


   Net cash used in investing activities decreased $40 million during the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.



   The increases in 2000 and 2001 are due primarily to increased capital expenditures for installation of equipment to reduce emissions of oxides of nitrogen, or "NOx," from our generating units. The decrease for the nine month period ending September 2001 compared to the same period in 2002 is from completing a major portion of the NOx work on our solid fuel units at W.A. Parish and the re-scheduling of the NOx installation on our gas units. For more information regarding these expenditures, please read "Our Business--Environmental Matters--Air Emissions--NOx Reduction Program."


  Cash Provided by Financing Activities


   Cash provided by financing activities increased $354 million in 2001.



   Cash used in financing activities decreased $297 million in 2000 compared to 1999.



   Cash provided by financing activities increased $169 million during the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

   The changes in cash flows provided by (used in) financing activities in each of the periods discussed above were a result of transfers to and from our parent company to support our various requirements for working capital and capital expenditures.


Future Sources and Uses of Cash


   We expect to meet our future capital requirements with cash flows from operations, as well as a combination of intercompany loans from our parent company, CenterPoint Energy, and external funding as necessary. From time to time we may use the proceeds of our third party borrowings to repay intercompany indebtedness or make dividend payments. We believe that our cash flows from operations, intercompany loans from our parent company and our borrowing capability will be sufficient to meet the operational needs of our business for the next twelve months. For a discussion of factors that may impact our access to capital, please read "Risk Factors--Other Risks--We may not have access to sufficient capital in the amounts and at the times needed for our business."



   Capital Requirements. The following table sets forth estimates of our capital requirements for 2002 through 2006 (in millions).



                                             2002 2003 2004 2005 2006
                                             ---- ---- ---- ---- ----
          Environmental capital requirements $205 $ 98 $34  $--  $--
          Other capital requirements........   70   53  62   68   51
                                             ---- ---- ---  ---  ---
          Total capital requirements........ $275 $151 $96  $68  $51
                                             ==== ==== ===  ===  ===


   Environmental expenditures for installation of equipment to reduce NOx emissions are expected to decline between 2002 and 2004 in accordance with our NOx emission reduction plan approved by the Texas Utility Commission. Environmental compliance cost estimates for 2005 and 2006 have not been finalized.


   Contractual Obligations. The following table sets forth estimates of our contractual obligations as of December 31, 2001 to make future payments for 2002 through 2006 and thereafter (in millions):



                                                                2007 and
       Contractual Obligations Total  2002 2003 2004 2005 2006 thereafter
       ----------------------- ------ ---- ---- ---- ---- ---- ----------
          Fuel commitments.... $1,758 $350 $290 $165 $169 $174    $610


   Revenues derived from our capacity auctions come from two sources: capacity payments and fuel payments. Fuel payments consist of a variety of charges related to the fuel and ancillary services scheduled through our auctioned capacity entitlements. We bill for these fuel payments on a monthly basis in arrears. We expect future collected fuel payments will cover all of our future fuel payment commitments.

   Dividend Policy. We intend to pay regular quarterly cash dividends on our common stock. For more information regarding factors that may impact our payment of future dividends, please read "Dividend Policy."

   We expect our liquidity and capital requirements will be affected by our:

  . capital requirements related to environmental compliance and other maintenance projects,

  .   dividend policy,

  .   debt service requirements, and

  .   working capital requirements.

   Impact on Liquidity of a Downgrade in CenterPoint Energy's Credit
Rating. Six of our contracts for the sale of capacity contain requirements potentially obliging us to put up additional security in the event of a decline in CenterPoint Energy's credit rating below investment grade. Given the recent downgrade of CenterPoint Energy by Moody's, the purchasers could be entitled to call upon us to provide collateral to secure our obligations in a "commercially reasonable" amount within three business days of notice. Failure to provide this collateral entitles the other party to terminate the agreement and unwind all pending transactions under the agreement. We are always the seller under these agreements, and our performance obligation in all cases is one of delivery, rather than payment. Accordingly, it is difficult to quantify the amount of collateral we would be required to provide as assurance for these delivery obligations. We believe that any such quantification should be predicated on our ultimate exposure under these agreements. We have no exposure until we cannot deliver power as called for in the agreements and the market cost of replacement power has increased above the contract price. In the unlikely event that we could not deliver any of this power as agreed, we estimate that our total exposure under these contracts at November 8, 2002 would be approximately $2 million.



   As part of our normal business operations, we have also entered into power purchase and sale agreements with counterparties that contain similar provisions that require a party to provide additional collateral on three business days notice when that party's rating falls below BBB- from S&P or Baa3 from Moody's. We both buy and sell under these agreements, and we use them whenever possible either to locate less expensive power than our marginal cost of generation or to sell power to another party who is willing to pay more than our marginal cost of generation. The risk of providing additional collateral is mitigated because most of the purchases and sales under these arrangements take place over relatively short time periods; typically these transactions are for one-day deliveries and rarely exceed periods of one month.



   CenterPoint Energy's Money Pool. CenterPoint Energy and some of its subsidiaries, including us, have a "money pool" through which it and its participating subsidiaries can borrow or invest on a short-term basis. Funding needs are aggregated and external borrowing or investing is based on the net cash position. The money pool's net funding requirements are generally met with commercial paper and/or bank loans. The terms of the money pool are in accordance with requirements applicable to registered public utility holding companies under the 1935 Act.




                         Critical Accounting Policies

   A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operations and requires management to make difficult, subjective or complex judgments. The circumstances that make these judgments difficult, subjective and/or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. Estimates and assumptions about future events and their effects cannot be predicted with certainty. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We believe the following are the most significant estimates used in the preparation of our financial statements.

Allocation Methodologies Used to Derive Our Financial Statements On a Carve-Out Basis


   We employed various allocation methodologies to separate the results of operations and financial condition of the generation-related portion of CenterPoint Energy's business from CenterPoint Energy's historical financial statements in order to prepare our financial statements. For 1999, 2000 and 2001, revenues were allocated based on actual costs plus an allowed regulatory rate of return based on regulated invested capital granted to CenterPoint Energy's electric utility by the Texas Utility Commission. The allowed regulatory rate of return was 9.844% for 1999, 2000 and 2001. Expenses, such as fuel, purchased power, operations and maintenance, and depreciation and amortization, and assets, such as property, plant and equipment, and inventory, were specifically identified by function and allocated accordingly for our operations. We used various allocations to disaggregate other common expenses, assets and liabilities between our operations and CenterPoint Energy's regulated transmission and distribution operations. We calculated interest expense based upon an allocation methodology that charged us with financing and equity costs from CenterPoint Energy in proportion to our share of total net assets prior to the effects of deregulation discussed below. These methodologies reflect the impact of deregulation on our assets and liabilities as of June 30, 1999; however, all existing regulatory assets which are expected to be recovered as "stranded costs" by the transmission and distribution utility of CenterPoint Houston after deregulation have been excluded from these financial statements.



   Beginning January 1, 2002, CenterPoint Energy's generation business was segregated from its electric utility as a separate reporting business segment and began selling electricity in the ERCOT market at prices determined by the market. Accordingly, for the nine months ended September 30, 2002, net income reflects the results of market prices for power. Included in operations for the nine months ended September 30, 2002 are allocations from CenterPoint Energy for corporate services that included accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics.


   Management believes that these allocation methodologies are reasonable. Had we actually existed as a separate company, our results could have significantly differed from those presented herein. In addition, the historical financial information included in our financial statements is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented.

Revenue Recognition


   Starting January 1, 2002, we have two primary components of revenue: (1) capacity revenues, which entitle the owner to power, and (2) energy revenues, which are intended to cover the costs of fuel for the actual electricity produced. Capacity payments are billed one month prior to actual energy deliveries and are recorded as deferred revenue until the month of actual energy delivery. At that point, the deferred revenue is reversed, and both capacity and fuel payment revenues are recognized.


Impairment of Long-Lived Assets and Assets Held for Sale

   Long-lived assets, which primarily includes property, plant and equipment, comprise a significant amount of our total assets. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.


   During the second quarter of 1999, we recorded an impairment of $797 million (pre-tax) related to our electric generation assets. For additional information regarding this impairment, please read Note 2(b) to our financial statements. As of September 30, 2002, no further impairment had been indicated related to our Texas generation assets.

New Accounting Pronouncements

   Effective January 1, 2001, we adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on our financial statements.

   The application of SFAS No. 133 is still evolving as the Financial Accounting Standards Board (FASB) clears issues previously submitted to the Derivatives Implementation Group for consideration. During the second quarter of 2001, an issue that applies exclusively to the electric industry and allows the normal purchases and normal sales exception for option-type contracts if certain criteria are met was approved by the FASB with an effective date of July 1, 2001. The adoption of this cleared guidance had no impact on our results of operations. Certain criteria of this previously approved guidance were revised in October and December 2001 and became effective on April 1, 2002. The revised guidance had no impact on our results of operations.

   During the third quarter of 2001, the FASB cleared an issue related to application of the normal purchases and normal sales exception to contracts that combine forward and purchased option contracts. The effective date of this guidance was April 1, 2002, and the effect of adoption of this guidance did not impact our financial statements.

   In July 2001, the FASB issued SFAS No. 142, which provides that goodwill and certain intangibles with indefinite lives will not be amortized into results of operations, but instead will be reviewed periodically for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles with indefinite lives is more than its fair value. Adoption of SFAS No. 142 on January 1, 2002 did not have any impact on our financial statements.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the fair value of a liability for an asset retirement legal obligation to be recognized in the period in which it is incurred. We plan to adopt SFAS No. 143 on January 1, 2003 and are in the process of determining the effect of adoption on our financial statements.

   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on our financial statements.


   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS No. 145). SFAS No. 145 eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent. SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for as a sale-leaseback transaction. The changes related to debt extinguishment are effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting are effective for transactions occurring after May 15, 2002. We have applied this guidance prospectively.



   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). SFAS No. 146 nullifies Emerging Issues Task Force (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF No. 94-3). The principal difference between SFAS No. 146 and EITF No. 94-3 relates to the requirements for recognition of a liability for costs associated with an exit or disposal activity. SFAS No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity when it is incurred. A liability is incurred when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. In addition, SFAS No. 146 also requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when it is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We will apply the provisions of SFAS No. 146 to all exit or disposal activities initiated after December 31, 2002.


   In June 2002, EITF reached a consensus on EITF No. 02-03 that all mark-to-market gains and losses on energy trading contracts should be shown net in the income statement whether or not settled physically. An entity should disclose the gross transaction volumes for those energy-trading contracts that are physically settled. The EITF did not reach a consensus on whether recognition of dealer profit, or unrealized gains and losses at inception of an energy-trading contract, is appropriate in the absence of quoted market prices or current market transactions for contracts with similar terms. The FASB staff indicated that until such time as a consensus is reached, the FASB staff will continue to hold the view that previous EITF consensus do not allow for recognition of dealer profit, unless evidenced by quoted market prices or other current market transactions for energy trading contracts with similar terms and counterparties. The consensus on presenting gains and losses on energy trading contracts net is effective for financial statements issued for periods ending after July 15, 2002. Upon application of the consensus, comparative financial statements for prior periods should be reclassified to conform to the consensus. Adoption of EITF No. 02-03 did not have an impact on our financial statements.


           Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk


   As discussed in Note 7(b) to our financial statements, we contributed $14.8 million per year in 1999, 2000 and 2001 to a trust established to fund our share of the decommissioning costs for the South Texas Project. In 2002, we began contributing $2.9 million per year to this trust. The securities held by the trust for decommissioning costs had an estimated fair value of $160 million as of September 30, 2002, of which approximately 50% were debt securities that subject us to risk of loss of fair value with movements in market interest rates. If interest rates were to increase by 10% from their levels at September 30, 2002, the decrease in fair value of the debt securities would be approximately $1 million. In addition, the risk of an economic loss is mitigated because CenterPoint Energy has agreed to indemnify us for any shortfall of the trust to cover decommissioning costs.


Commodity Price Risk

   Our gross margins are dependent upon the market price for power in the ERCOT market. Our gross margins are primarily derived from the sale of capacity entitlements associated with our large, solid fuel base-load generating units, including our Limestone and W.A. Parish facilities and our interest in the South Texas Project. The gross margins generated from payments associated with the capacity of these units are directly impacted by natural gas prices. Since the fuel costs for our base-load units are largely fixed under long-term contracts, they are generally not subject to significant daily and monthly fluctuations. However, the market price for power in the ERCOT market is directly affected by the price of natural gas. Because natural gas is the marginal fuel of facilities serving the ERCOT market during most hours, its price has a significant influence on the price of electric power. As a result, the price customers are willing to pay for entitlements to our solid fuel base-load capacity generally rises and falls with natural gas prices.

                          Related Party Transactions

Capacity Auctions


   We have sold 91% of our available capacity through December 2002 and 74% of our available capacity for the year 2003. Reliant Resources has purchased entitlements to 63% of the available 2002 capacity and 58% of the available 2003 capacity. These purchases have been made either through the exercise by Reliant Resources of its contractual rights to purchase 50% of the entitlements auctioned in the contractually mandated auctions or through the submission of bids in those auctions. In either case, these purchases were made at market-based prices.




Common Director

   Our Chairman, David M. McClanahan, is also a director and the chief executive officer of CenterPoint Energy. As a result, he may need to recuse himself and not participate in board meetings where actions are taken in connection with transactions or other relationships involving both companies.

Other Matters

   In anticipation of the distribution and our separation from CenterPoint Energy, we have engaged in transactions and entered into agreements with CenterPoint Energy and Reliant Resources. For more information, please read "Our Relationships with CenterPoint Energy and Reliant Resources."

                                 OUR BUSINESS

                                 Introduction

   We are one of the largest wholesale electric power generating companies in the United States. As of September 30, 2002, the aggregate net generating capacity of our portfolio of assets was 14,175 MW. We sell electric generation capacity, energy and ancillary services in the ERCOT market, which is the largest power market in the State of Texas. The ERCOT market consists of the majority of the population centers in the State of Texas and represents approximately 85% of the demand for power in the state.

   In June 1999, the Texas legislature enacted the Texas electric restructuring law, which substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition. Under the Texas electric restructuring law, we ceased to be subject to traditional cost-based regulation. Since January 1, 2002, we have been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market.

   As a result of requirements under the Texas electric restructuring law and agreements with our parent company, CenterPoint Energy, Inc., we are obligated to sell substantially all of our capacity and related ancillary services through 2003 pursuant to capacity auctions. In these auctions, we sell firm entitlements to capacity and ancillary services on a forward basis dispatched within specified operational constraints. For more information regarding our auctions, please read "--Capacity Auctions."

   Our portfolio of generation units is diversified by fuel requirement and dispatch type. We believe the scale and diversity of our generation portfolio and our managerial and operational expertise enables us to meet the demands of our customers and to manage the risks associated with daily and seasonal demand cycles in the ERCOT market. In October 2002, we announced our plan to mothball approximately 3,400 MW of our gas-fired generating capacity through at least May 2003. For more information, please read "--Our Generation Portfolio--Recent Plant Mothballing."

   As of the date of this information statement, Texas Genco is an indirect wholly owned subsidiary of CenterPoint Energy. Our portfolio of generation facilities was formerly owned by the unincorporated electric utility division of Reliant Energy, Incorporated, the predecessor of CenterPoint Houston. Reliant Energy conveyed these facilities to us in accordance with a business separation plan adopted in response to the Texas electric restructuring law. For convenience, we describe our business in this information statement as if we had owned and operated our generation facilities prior to the date they were conveyed to us. Upon the completion of the distribution, CenterPoint Energy will indirectly own approximately 81% of the outstanding shares of our common stock. A former subsidiary of CenterPoint Energy, Reliant Resources, Inc., has an option to purchase the shares of our common stock owned by CenterPoint Energy exercisable in January 2004. For more information regarding this option, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Reliant Resources Option." CenterPoint Energy has stated that if Reliant Resources does not exercise its option to purchase CenterPoint Energy's interest in Texas Genco in 2004, CenterPoint Energy will consider strategic alternatives for its interest, including a possible sale.

                                 Our Strategy

   We seek to operate our assets in a manner that will maximize our earnings and cash flows by:

  . Maintaining high levels of availability of our lower cost solid fuel generating units. Under our capacity auctions, we sell firm entitlements to capacity and ancillary services on a forward basis dispatched within specified operational constraints. We are not required to serve these entitlements with power generated by any particular generating unit. This enables us to meet our obligations by dispatching power from our lowest cost generating units. We seek to maximize our operating margins by maintaining high levels of availability of our lower cost solid fuel generating units through proactive scheduling and maintenance programs.

  . Proactively managing our fuel costs to enhance profitability. Our portfolio of generation assets is diversified with respect to fuel requirements, with 9,323 MW of gas-fired, 2,470 MW of coal-fired, 1,612 MW of lignite-fired and 770 MW of nuclear capacity. In addition, 3,828 MW of our gas-fired capacity can also be fueled by oil and 1,340 MW of our coal-fired capacity can also be fueled by gas. We own a fuel pipeline system for oil and gas and oil storage facilities and lease gas storage facilities. These facilities assist us in managing the cost and volatility of the fuel requirements of our generating facilities. We seek to maximize our operating margins by taking advantage of the flexibility of the fuel requirements of our generating portfolio.


  .   Capitalizing on the scale and diversity of our generation portfolio and
      our operating experience.   With 14,175 MW of aggregate net generating
      capacity, we have one of the largest and most diversified generation portfolios serving the ERCOT market. Our portfolio is distributed among the various demand segments of the ERCOT market, with 4,852 MW of base-load, 5,851 MW of intermediate, 2,617 MW of cyclic and 855 MW of peaking capacity. This diversity enables us to dispatch our generating assets on a portfolio basis rather than a unit by unit basis. By operating our facilities as a portfolio, we maintain significant operational flexibility in meeting our obligations to provide power. With an average of over 24 years of industry experience, our senior management possesses an in-depth understanding of our generating portfolio and the ERCOT market. This expertise together with the scale and diversity of our asset portfolio enables us to auction capacity entitlements with a variety of operating characteristics to meet the demands of our customers.



  . Capitalizing on the fuel cost savings provided under our joint operating agreement with the City Public Service Board of San Antonio. We are party to a joint operating agreement with the City Public Service Board of San Antonio, or "CPS." Under this agreement we have agreed to jointly dispatch our portfolio of generating units with CPS' 4,823 MW portfolio as a joint operating system to meet our combined obligations. By jointly dispatching the larger combined system, we expect to achieve significant fuel cost savings for both parties. For additional information about the agreement, please read "--Fuel Supplies--CPS Joint Operating Agreement."


  . Continuing to reduce our operating expenses. As part of our efforts to maximize our profitability, we continue to implement various cost management programs that we believe have enabled us to reduce the frequency of forced outages at our facilities and achieve reductions in our maintenance expenses. We also maintain a centralized warehouse and maintenance facility that provides economies of scale for our maintenance operations.

  . Maintaining prudent risk management policies and procedures. We seek to limit our financial exposure associated with the market risk, credit risk and operational risk of our portfolio of generation facilities through a comprehensive risk management program. We actively monitor and seek to control our risk exposures through a variety of separate but complementary processes and committees which involve our management and our board of directors. We continue to monitor the effectiveness of our risk management policies and procedures.

  .   Adhering to high standards of service reliability, operational safety and
      environmental compliance.   We plan to continue to seek ways for
      improving the service reliability of our generating units and to continue to implement and improve our safety and our environmental compliance programs.

                             Key Industry Concepts

   Historically, electricity in the United States has been generated, distributed and sold by regulated, vertically integrated utilities with government granted franchises to provide electric services to customers within a specific geographic area. Retail electricity rates have traditionally been set by regulatory authorities at levels intended to allow utilities an opportunity to earn a reasonable rate of return on their invested capital and recover their reasonable and necessary operating costs. The U.S. electric power industry is currently experiencing significant changes as a result of varying restructuring initiatives at both the state and federal levels. These restructuring initiatives have generally been designed to promote competition in the electric power industry. These initiatives, including the Texas electric restructuring law, have resulted in the development of competitive wholesale and retail power markets in a number of states and, in some circumstances, have led to the unbundling of services traditionally provided by vertically integrated utilities.

Industry Segments

   The electric power industry generally consists of the following segments:

  . Generation. Generation operations generally involve the generation of electricity, the provision of capacity and ancillary services and the procurement of fuels used to produce electricity. Customers include utilities, municipalities, cooperatives and other resellers of wholesale power, including retail electric providers, but exclude the end users of electricity. Under the Texas electric restructuring law, power generators are not subject to traditional cost-based regulation and therefore sell electricity, capacity and ancillary services to wholesale purchasers at prices determined by the market. This is the industry segment in which we conduct our operations.

  . Transmission. Transmission operations involve the transmission of electricity through high voltage wires from power generation facilities to the distribution system. Under the Texas electric restructuring law, transmission operations in the ERCOT market will remain subject to rate regulation.

  . Distribution. Distribution operations involve the distribution of electricity through wires from the transmission system to the end users of electricity. Under the Texas electric restructuring law, distribution operations in the ERCOT market will also remain subject to rate regulation.

  . Retail. Retail operations involve the marketing and sale of electricity and related services to end users of electricity, including industrial, commercial and residential customers. Under the Texas electric restructuring law, the ERCOT market opened to full retail competition in January 2002. All retail customers of investor owned electric utilities in Texas and of any municipally owned utility or electric cooperative that opts to open its market to retail competition are entitled to purchase their electricity from any of a number of "retail electric providers" that have been certified by the Texas Utility Commission.

Generation Facilities

   Power generation facilities can generally be categorized by their variable cost to produce electricity, which determines the order in which they are utilized to meet fluctuations in electricity demand.

  . "Base-load" facilities are those that typically have low fuel costs and provide power at all times. Base-load facilities are used to satisfy the base level of demand for power, or "load," that is not dependent upon time of day or weather.

  . "Intermediate" facilities and "cyclic" facilities are designed to operate less frequently than base-load facilities and are generally utilized when demand exceeds base-load capacity. Because of the usage profile, these facilities have cost characteristics between those of base-load and peaking facilities. Intermediate facilities generally operate for longer durations and at higher efficiencies and have lower operating costs as compared to cyclic facilities. Cyclic facilities generally operate with frequent starts and stops, and generally at lower efficiencies and higher operating costs than intermediate and base-load plants.

  . "Peaking" facilities generally have shorter start-up times, have the highest fuel costs to generate electricity and typically are used only during periods of highest demand for power.

   The various tiers of base-load, intermediate, cyclic and peaking facilities serving a particular region are often referred to as the "supply curve" or "dispatch curve" for that region. Power generation facilities can also be categorized as "cogeneration" facilities. Cogeneration is the combined production of steam and electricity in a generation facility. Cogeneration facilities typically operate as base-load plants and have higher thermal efficiency than other forms of fossil-fuel-fired generation facilities.

Other Industry Concepts and Frequently Used Terms

   Ancillary Services. Ancillary services are services that are necessary to support the reliable operation of a regional electric power transmission system. They include maintaining reserve generating capacity and load following services. We generally include ancillary services in the entitlements we sell in our capacity auctions.

   Congestion. Congestion occurs when requests for power transfers across a transmission facility element or set of elements, when netted, exceed the transfer capability of such elements.

   Control Area. The term "control area" means an electric system or systems, divided by interconnection metering and telemetry, capable of controlling generation to maintain its interchange schedule with other control areas and contributing to frequency regulation of the interconnection.

   Heat Rate. The "heat rate" of a generating facility is a measure of its thermal efficiency that is computed by dividing the total British thermal unit content of the fuel burned at the facility by the resulting net generation output from the facility.

   Reserve Margin. The average amount by which power generating capacity exceeds peak demand in a given power market is commonly referred to as the "reserve margin" for that market.

                               The ERCOT Market


   The ERCOT market consists of the State of Texas, other than a portion of the Texas panhandle and a portion of the eastern part of the state bordering on Louisiana. The ERCOT market represents approximately 85% of the demand for power in Texas and is one of the nation's largest power markets. The ERCOT market includes an aggregate net generating capacity of approximately 70,000 MW. There are only limited interconnections between the ERCOT market and other power markets in the United States.


   The ERCOT market operates under the reliability standards set by the North American Electric Reliability Council. The Texas Utility Commission has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of electricity supply across the state's main interconnected power transmission grid. In July 2001, as part of the transition to deregulation in Texas, the Electric Reliability Council of Texas, Inc., or "ERCOT," changed its operations from multiple control areas, each managed by one of the utilities in the state, to a single control area managed by the ERCOT ISO. The ERCOT ISO is responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT market. Its responsibilities include ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. Unlike independent systems operators in other regions of the country, the ERCOT market is not a centrally dispatched power pool and the ERCOT ISO does not procure energy on behalf of its members other than to maintain the reliable operations of the transmission system. Members are responsible for contracting sales and purchases of power bilaterally. The ERCOT ISO serves as agent for procuring ancillary services for those market participants who elect not to provide their own ancillary services.

   The ERCOT market currently has a surplus of generating capacity. From January 1995 through August 2002, approximately 19,666 MW of new generating capacity were added to the ERCOT market. As a result, the reserve margin in the ERCOT market increased to approximately 30.4% in 2001 compared to 16.6% in 2000 and 16.1% in 1999. The Texas Utility Commission and the ERCOT ISO have forecasted the reserve margin for 2003 to be in excess of 20%. In addition, 9 projects for the ERCOT market with an aggregate net generating capacity of 8,124 MW are under construction and scheduled to commence commercial operation prior to December 31, 2004. Another 3,882 MW of capacity projects for the ERCOT market for which construction has not yet commenced have been announced to begin commercial operation between 2002 and 2007.

   Since January 1, 2002, any wholesale producer of electricity that qualifies as a "power generation company" under the Texas electric restructuring law and that can access the ERCOT electric grid is allowed to sell power in the ERCOT market at unregulated rates. Transmission capacity, which may be limited, is needed to effect power sales. In the ERCOT market, buyers and sellers enter into bilateral wholesale capacity, energy and ancillary services contracts. Also, companies whose power generation facilities were formerly part of integrated utilities, like us, are required to auction entitlements to 15% of their capacity. For additional information regarding these auctions, please read "--Capacity Auctions--State Mandated Auctions." Wholesale buyers and sellers may also engage in the spot market transactions in the ERCOT market. We expect the ERCOT market will be a very competitive market under the framework established by the Texas electric restructuring law.

   The transmission capacity available in the ERCOT market is used to effect power sales. The power transfer from generators to meet demand across a transmission line is limited by the transfer capability of the line. Therefore, power sales or purchases from one location to another may be constrained by the power transfer capability between locations. A transmission path with significant power flow, the loss of which may cause system reliability problems, is identified as a commercially significant constraint. When scheduled power transfers across transmission facility elements exceed the transfer capability of such elements, the transmission facility is constrained and transmission congestion is declared by the ERCOT ISO. Transmission congestion is then resolved through the use of ancillary services and unit specific deployments to reduce the transfer across the constrained facility. With the addition of new loads, generators and transmission facilities and the rerating of older facilities, the commercially significant constraints and transfer capabilities can change. Under current protocol, the commercially significant constraints and the transfer capabilities along these paths are reassessed every year. Currently, there are four congestion zones in the ERCOT market. The reserve margins may vary by congestion zone. The ERCOT ISO has also instituted direct assignment of congestion cost to those parties causing the congestion. This has the potential to increase the power generator's exposure to the congestion costs associated with transferring power between zones.

                               Capacity Auctions

State Mandated Auctions

   As a power generation company that has been unbundled from an integrated electric utility, we are required by the Texas electric restructuring law to sell at auction firm entitlements to 15% of our installed generation capacity on a forward basis for varying terms of up to two years. We refer to the auctions held to satisfy this requirement as "state mandated auctions." Our obligation to conduct state mandated auctions will continue until January 1, 2007, unless before that date the Texas Utility Commission determines that at least 40% of the electric power consumed in 2000 before the onset of retail competition in Texas by residential and small commercial customers in CenterPoint Houston's service area is being served by retail electric providers not affiliated with CenterPoint Energy. Reliant Resources is deemed to be an affiliate of CenterPoint Energy for purposes of this test. Reliant Resources is currently not permitted under the Texas electric restructuring law to purchase capacity sold by us in the state mandated auctions.

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

   The capacity entitlements we are required to offer in the state mandated auctions are determined by rules adopted by the Texas Utility Commission. Under these rules, we are required to sell entitlements to 15% of our installed generation capacity in blocks of 25 MW each. Texas Utility Commission rules require 50% of the 25 MW blocks we sell in these auctions to consist of one-month allocations, or "strips," 30% to consist of one-year strips, and 20% to consist of two-year strips. Purchasers of our capacity entitlements offered in the state mandated auctions may resell them to third parties, other than Reliant Resources. We only auction entitlements to capacity dispatched within specified operational constraints and the entitlements do not convey any right to have power dispatched from a specific generating unit. This enables us to dispatch our commitments in the most cost-effective manner available. This also exposes us to the potential risk that in the event one of our low-cost base-load facilities is shut down, we may be required to satisfy our commitments with the output of higher cost facilities or with replacement power purchased from third parties in the open market. Please read, "Risk Factors--We are subject to operational and market risks associated with our capacity auctions."

   The types of capacity entitlements we offer in our state mandated auctions include:

  . Base-load entitlements, representing our solid fuel and nuclear powered generation capacity, that provide energy at a relatively low fixed price and include limited ancillary services capabilities.

  . Intermediate entitlements, representing various gas-fired generation capacity, that provide energy indexed to natural gas prices and at a specified heat rate and include flexible ancillary service capabilities.

  . Cyclic entitlements, representing various gas-fired generation capacity, that provide energy indexed to natural gas prices and at a specified heat rate and include flexible ancillary service capabilities.

  . Peaking entitlements, representing various smaller gas-fired generation capacity, that provide energy indexed to natural gas prices and at a specified heat rate and include limited ancillary service capabilities.

Each of these categories of capacity entitlements is generally designed to have operating characteristics similar to the assumed underlying generating units. For example, base-load entitlements can be started once a month, whereas cyclic entitlements can be started up to 20 times a month.

Contractually Mandated Auctions

   We are contractually obligated to auction entitlements to substantially all of our capacity and related ancillary services available after the state mandated auctions until the date on which the Reliant Resources option either is exercised or expires. We refer to the auctions held to satisfy this obligation as "contractually mandated auctions." We are, however, permitted to reduce the amount of capacity we sell in the contractually mandated capacity auctions by the amount of reserves required to back up our obligations under our capacity auctions. Since we sell some of our capacity as firm entitlements, we typically reserve 1,250 MW of our capacity as backup reserves, which can be sold as interruptible power on a system-contingent basis.

   Prior to each contractually mandated auction, we determine the types of capacity entitlements we will auction after taking into consideration anticipated market demand and the auction principles required under our agreements with CenterPoint Energy. We intend to hold our contractually mandated auctions during the same time periods as our state mandated auctions to the extent market and other conditions permit. Under these principles we:

  . are required to offer a variety of capacity entitlements and ancillary services in the contractually mandated auctions so as to capture the full value of our generation assets,

  . may not withhold capacity from the ERCOT market, subject to the permitted reductions described above,

  . are required to offer a full array of ancillary services consistent with the capability of our generating units, and

  . may sell at terms acceptable to us in our sole discretion any capacity that is not sold in the contractually mandated auctions or any capacity entitlement not taken by the entitlement holder.

   As described above under "--State Mandated Auctions," we offer entitlements to our base-load, intermediate, cyclic and peaking capacity in our contractually mandated auctions. However, we may vary the terms and conditions of the entitlements we sell in our contractually mandated auctions from those we offer in our state mandated auctions. The scale and diversity of our generation portfolio enables us to offer a greater variety of capacity entitlements than some of our competitors. We attempt to increase the overall profitability of our portfolio by offering capacity entitlements with a variety of operating characteristics through our contractually mandated auctions.


   Through 2003, Reliant Resources has the contractual right, but not the obligation, to purchase 50% (but not less than 50%) of each type of capacity entitlement we auction in the contractually mandated auctions at the prices established in the auctions. To exercise this right, Reliant Resources is required to notify us whether it elects to purchase 50% of the capacity auctioned no later than three business days prior to the date of the auction. We exclude the amount of capacity specified in Reliant Resources' notice from the auction. We auction any portion of the capacity that Reliant Resources does not reserve through its notice with the balance of the capacity we auction in the contractually mandated auctions. For a discussion of Reliant Resources' participation in our capacity auctions held to date, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Related Party Transactions--Capacity Auctions."


   Upon determination of the auction prices for the capacity entitlements we auction, Reliant Resources is obligated to purchase the capacity it elected to reserve from the auction process at the prices set during the auction for that entitlement. If we auction capacity and ancillary services separately, Reliant Resources is entitled to participate in 50% of the offered capacity of each. In addition to its reservation of capacity, and whether or not it has reserved capacity in the auction, Reliant Resources is entitled to participate in each contractually mandated auction. If Reliant Resources exercises its option to purchase the shares of our common stock owned by CenterPoint Energy that is exercisable in January 2004, we will not conduct any capacity auctions, other than as required by Texas Utility Commission rules, between the option exercise date and the option closing date without obtaining Reliant Resources' consent, which it may not unreasonably withhold. If Reliant Resources does not exercise its option, we will cease to be required to conduct contractually mandated auctions following the option exercise period. For a further description of our obligations to conduct our contractually mandated auctions, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Our Agreements With CenterPoint Energy."

Auction Pricing Methodology

   Revenues derived from our capacity auction come from two sources: capacity payments and fuel payments. Capacity payments are based on the final clearing prices, in dollars per kilowatt-month, determined during the auctions. We bill for these payments on a monthly basis just prior to the month of the entitlement. Fuel payments consist of a variety of charges related to the fuel and ancillary services scheduled through our auctioned capacity entitlements. The fuel payments we collect for capacity entitlements with underlying coal-fired, lignite-fired or nuclear capacity are based on a preestablished price derived from the Texas Utility Commission's forecasted fuel costs. The fuel payments we collect for capacity entitlements with underlying gas-fired capacity are calculated using specified published indexes for the price of natural gas. Additional charges, referred to as "adders," are included in the fuel payments to cover additional costs we incur when we are required to operate our facilities at less efficient operating ranges. We bill for these fuel payments on a monthly basis in arrears.

Auction Results


   We conducted our initial state mandated auctions and contractually mandated auctions from September 2001 through November 2002. Thirty-one companies, including Reliant Resources, registered and qualified to participate in these auctions. As a result we have sold 91% of our available capacity through December 2002 and 74% of our available capacity for the year 2003. Our available capacity equals our total net generating capacity less capacity withheld as backup operating reserves and capacity that is subject to planned outages at our facilities. We intend to hold auctions to sell our remaining available capacity for 2003 in March and July 2003. To date, our capacity auctions have been consummated at market-based prices that resulted in returns substantially below the historical regulated return on our facilities.




                           Our Generation Portfolio

Overview

   We own 60 generating units at 11 electric power generation facilities located in Texas. We also own a 30.8% interest in the South Texas Project, a nuclear generating plant consisting of two 1,250 MW generating units. As of September 30, 2002, the aggregate net generating capacity of our combined portfolio of generation assets was 14,175 MW, which represents approximately 20% of the total net generating capacity serving the ERCOT market.


                                    [GRAPHIC]
[MAP OF THE STATE OF TEXAS ILLUSTRATING BOUNDARIES OF THE ERCOT MARKET
               AND LOCATION OF EACH OF OUR GENERATION FACILITIES]




   As indicated by the following table and charts, our portfolio of generation facilities is diversified by dispatch type and fuel type.

                     Capacity by Dispatch Type MW
        [PIE CHART ILLUSTRATING OUR AGGREGATE CAPACITY BY DISPATCH TYPE
                         (INCLUDING THE FIGURES SET FORTH BELOW)]

                                     Capacity Type
                       Baseload            4,852
                       Intermediate        5,851
                       Cyclic              2,617
                       Peaking               855

                      Capacity by Fuel Type MW
          [PIE CHART ILLUSTRATING OUR AGGREGATE CAPACITY BY FUEL TYPE
                        (INCLUDING THE FIGURES SET FORTH BELOW)]

                                  Capacity Type
                        Coal            2,470
                        Lignite         1,612
                        Gas             9,323
                        Nuclear           770

        Summary of Our Generation Facilities (As of September 30, 2002)

                           Net
                        Generating
                         Capacity   Number
  Generation Facilities (in MW)(1) of Units      Dispatch Type         Fuel
  --------------------- ---------- -------- ------------------------ --------
   W. A. Parish........    3,661       9    Base-load, Intermediate, Coal/Gas
                                                Cyclic, Peaking
   Limestone...........    1,612       2           Base-load         Lignite
   South Texas Project.      770       2           Base-load         Nuclear
   Cedar Bayou.........    2,260       3          Intermediate       Gas/Oil
   P. H. Robinson(2)...    2,213       4          Intermediate         Gas
   San Jacinto.........      162       2          Intermediate         Gas
   T. H. Wharton(2)....    1,254      18        Cyclic, Peaking      Gas/Oil
   S. R. Bertron.......      844       6        Cyclic, Peaking      Gas/Oil
   Greens Bayou(2).....      760       7        Cyclic, Peaking      Gas/Oil
   Webster(2)..........      387       2        Cyclic, Peaking        Gas
   Deepwater(2)........      174       1             Cyclic            Gas
   H. O. Clarke........       78       6            Peaking            Gas
                          ------      --
      Total............   14,175      62
                          ======      ==

--------
(1) Net generating capacity equals gross nameplate capacity less the electric energy consumed at the facility.
(2) In October 2002, we announced our plan to mothball all 2,213 MW of capacity at our P.H. Robinson facility, 229 MW of capacity at our T.H. Wharton facility, 406 MW of capacity at our Greens Bayou facility, 374 MW of capacity at our Webster facility and all 174 MW of capacity at our Deepwater facility through at least May 2003. Please read "--Recent Plant Mothballing."

Base-Load and Intermediate Facilities

   W.A. Parish. Our W.A. Parish facility is the largest coal and gas-fired power facility in the United States based on total MW of net generating capacity. The facility consists of a coal-fired plant and a gas-fired plant each located near Thompsons, Texas. The coal-fired plant includes four steam generating units for base-load service with an aggregate net generating capacity of 2,470 MW. Two of these units are 650 MW steam units that were placed in commercial service in December 1977 and December 1978, respectively. The other two units are 560 MW and 610 MW steam units that were placed in commercial service in June 1980 and December 1982, respectively.

   The gas-fired plant includes five generating units with an aggregate net generating capacity of 1,191 MW. Two of these units are 174 MW steam units that were placed in commercial service in June 1958 and December 1958, respectively. These units were converted for daily cyclic operation and the life of the units was extended in 1990 and 1991. The third unit at this plant is a 278 MW steam unit that was placed in commercial service in March 1961. These three units provide cyclic capacity. The fourth unit is a 552 MW steam unit for intermediate service that was placed in service in June 1968. This plant also has a 13 MW gas turbine generator unit available for peaking and emergency start-up purposes that was placed in service in July 1967.

   Limestone. Our Limestone facility is a lignite-fired base-load facility located approximately 120 miles northwest of Houston. This plant includes two steam generating units with an aggregate net generating capacity of 1,612 MW. The first unit is an 846 MW steam unit that was placed in commercial service in December 1985. The second unit is a 766 MW steam unit that was placed in commercial operation in December 1986.

   Cedar Bayou. Our Cedar Bayou facility is a gas and oil-fired intermediate facility located east of Baytown, Texas. This plant includes three generating units with an aggregate net generating capacity of 2,260

MW. Two of the units are 750 MW steam units that were placed in service in December 1970 and March 1972, respectively. The third unit is a 760 MW steam unit that was placed in service in December 1974.

   P.H. Robinson. Our P. H. Robinson facility is a gas-fired intermediate facility located east of San Leon, Texas. This plant consists of four steam generating units with an aggregate net generating capacity of 2,213 MW. Two of the units are 461 MW units that were placed in service in June 1966 and April 1967, respectively. The third unit is a 552 MW unit that was placed in service in December 1968. The fourth unit is a 739 MW unit that was placed in service in December 1973.

   San Jacinto. Our San Jacinto facility is a 162 MW gas-fired intermediate facility located in LaPorte, Texas that produces both steam and power. This plant includes two cogeneration units and associated equipment. Both units began commercial operation in April 1995. Each unit consists of a gas turbine that drives an air-cooled generator with the exhaust from the gas turbine being sent to a heat recovery steam generator.

Cyclic and Peaking Facilities

   T.H. Wharton. Our T. H. Wharton facility is a gas and oil-fired cyclic and peaking facility located in Houston. This plant consists of 18 steam and gas turbine units with an aggregate net generating capacity of 1,254 MW. This facility includes a 229 MW steam unit for cyclic service that was placed in commercial operation in June 1960 and a 13 MW small gas turbine unit for peaking service that was placed in commercial operation in July 1967. In addition, six 57 MW gas turbines were placed in service at this facility in July 1972. An additional two 57 MW gas turbines and two 104 MW steam turbines were installed to combine with the six gas turbines already in service to develop two combined cycle units for intermediate service and were placed in commercial service in August 1974. An additional six 58 MW gas turbines for peaking service were placed in service in November 1975.

   S.R. Bertron. Our S. R. Bertron facility is a gas and oil-fired cyclic and peaking facility located in Deer Park, Texas. This plant consists of four steam electric generating units, one auxiliary boiler for cyclic operations, and two gas turbine generators with an aggregate net generating capacity of 844 MW. The first two units at this plant are 174 MW steam units for cyclic service that commenced commercial operation in April 1956 and March 1958, respectively. Both of these units underwent cyclic conversion and life extension in 1989 and 1990. The third and fourth units at this plant are 230 MW steam units that commenced commercial operation in April 1959 and March 1960, respectively. Both of these units are capable of swinging from an overnight minimum of 40 MW to their rated maximum capacity during peak load hours. This facility also has a 23 MW gas turbine generator and a 13 MW gas turbine generator. Both of these units provide peaking service and commenced commercial operation in July 1967.

   Greens Bayou. Our Greens Bayou facility is a gas and oil-fired cyclic and peaking facility located northeast of Houston. This plant consists of one 406 MW steam turbine unit, three 54 MW gas turbine units and three 64 MW gas turbine units and has an aggregate net generating capacity of 760 MW. The 406 MW steam turbine unit provides cyclic service and was placed in commercial service in June 1973. The six gas turbine units provide peaking service and were placed in commercial service in December 1976.

   Webster. Our Webster facility is a gas-fired cyclic and peaking facility located southeast of Houston between the towns of Webster and League City. This plant has two units with an aggregate net generating capacity of 387 MW. One of these units is a 374 MW steam unit for cyclic service that was placed in service in May 1965 and the other is a 13 MW gas turbine for peaking service that was placed in commercial operation in July 1967.

   Deepwater. Our Deepwater facility is a gas-fired cyclic facility located in southeastern Harris County, Texas. This facility consists of a 174 MW steam unit that commenced commercial operation in 1955 and underwent a life extension and conversion for cyclic operation in 1992.

   H.O. Clarke. Our H.O. Clarke facility is a gas-fired peaking facility located in Houston that began operation in 1943. This plant consists of six simple-cycle air-cooled gas turbine generating units with an aggregate net generating capacity of 78 MW that were placed in service in June 1968.

Recent Plant Mothballing


   In October 2002, we announced our plan to temporarily remove from service, or "mothball," approximately 3,400 MW of our gas-fired generating units through at least May 2003. We decided to mothball these units because of unfavorable market conditions in the ERCOT market, including a surplus of generating capacity and a lack of bids for the output of these units in our previous capacity auctions. In connection with our plan, the ERCOT ISO has determined that the mothballed units are not required to remain in service for reliability reasons through May 2003.



   The mothballed units represent approximately a third of our total gas-fired generating capacity. The capacity to be mothballed include all 2,213 MW of capacity at our P.H. Robinson facility, 229 MW of capacity at our T.H. Wharton facility, 406 MW of capacity at our Greens Bayou facility, 374 MW of capacity at our Webster facility and all 174 MW of capacity at our Deepwater facility. We may decide to mothball additional gas-fired generating units through May 2003 if market demand for our units continuing in service is insufficient. Given the results of our recent capacity auctions, we expect to return some or all of the mothballed facilities to service during the summer of 2003.



   In connection with the decision to mothball these units, we extended a voluntary early retirement package in November 2002 to approximately 140 of our employees. We do not believe the cost of this package will have a material impact on our results of operations or cash flows.


South Texas Project

   General. The South Texas Project is the sixth largest nuclear powered generating facility in the United States based on total MW of net generating capacity. It was rated by NAC Worldwide Consulting as having the second lowest production costs and lowest fuel costs of any nuclear plant in the United States during 2001. This facility is located near Bay City, Texas and consists of two 1,250 MW generating units, the first of which commenced operation in August 1988 and the second in June 1989. We own a 30.8% interest in the South Texas Project and bear a corresponding 30.8% share of the capital and operating costs associated with the project. The South Texas Project is owned as a tenancy in common among us and three other co-owners. Each co-owner retains its undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. We and the other three co-owners organized the STP Nuclear Operating Company, or "STPNOC," to operate and maintain the South Texas Project. The STPNOC is managed by a board of directors comprised of one director appointed by each of the co-owners, along with the chief executive officer of the STPNOC.

   The two South Texas Project generating units operate under licenses granted by the NRC that expire in 2027 and 2028. These licenses could potentially be extended for additional twenty-year terms if the project satisfies NRC requirements.

   Beginning in September 2002, an outage was commenced for one of the generating units at the South Texas Project to replace its steam generators with a model that is less susceptible to tube cracking. We expect this change will restore the design life of the unit and increase the potential for an extension of the South Texas Project's license. This unit is scheduled to return to service in December 2002. The steam generators in the other generating unit at the plant were replaced in the spring of 2000.


   Decommissioning Trust. CenterPoint Houston has been authorized to collect $2.9 million per year from customers using its transmission and distribution services and is obligated to deposit the amount collected into an external trust created to fund our 30.8% share of the decommissioning costs for the South Texas Project. As of September 30, 2002, the amount in the external trust established to fund our 30.8% interest was $160 million.

   In July 1999, an outside consultant estimated our 30.8% share of the decommissioning costs to be approximately $363 million in 1998 dollars. The consultant's calculation of decommissioning costs for financial planning purposes used the "DECON" methodology, one of the three alternatives acceptable to the NRC, and assumed deactivation of the project's two generating units upon the expiration of their 40-year operating licenses. The DECON methodology involves removal of all radioactive material from the site following permanent shutdown. The facility operator may then have unrestricted use of the site with no further requirement for a license. The consultant's calculation also assumed that the remainder of the plant systems and structures on site, not previously removed in support of license termination, are dismantled and the site restored.

   The owners of the South Texas Project must provide a report on the status of decommissioning funding to the NRC every two years. The report compares external trust funding levels to minimum decommissioning amounts calculated in accordance with NRC requirements. We first determine our decommissioning cost estimate by escalating the NRC's estimated decommissioning cost of $105 million per unit, expressed in 1986 dollars, for the effects of inflation between 1986 and the recent year-end and then multiplying by 30.8% to reflect our share of each unit of the South Texas Project. We then use this estimate to determine the minimum required level of funding as of the most recent year-end. The calculation of the NRC minimum funding level reflects that funding of the external trusts occurs over the operating lives of the generating units. Therefore, the minimum funding level is generally less than the estimated decommissioning cost. The last report was submitted to the NRC in March 2001 and showed that, as of December 31, 2000, the aggregate NRC minimum funding level was $52.1 million. While the funding levels have historically exceeded minimum NRC funding requirements, we cannot assure you that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. These costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment.


   The investment of the funds in the external trust is managed in accordance with applicable laws and regulations and by a committee composed of our representatives and representatives of CenterPoint Energy. Pursuant to the terms of an agreement between Reliant Energy and Reliant Resources and the applicable NRC regulations, the responsibility for the decommissioning trust transferred to us at the time of Reliant Energy's corporate restructuring. In the event that funds from the trust are inadequate to decommission the facilities, CenterPoint Houston will be required to collect through rates or other authorized charges all additional amounts required to fund our obligations relating to the decommissioning of the South Texas Project. CenterPoint Energy is contractually obligated to indemnify us from and against any obligations relating to the decommissioning not otherwise satisfied through collections by CenterPoint Houston. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to customers of CenterPoint Houston through reductions in the rates applicable to transmission and distribution services.


Technical Services and Support Facilities

   We have a central support facility that we use to support our generation facilities and refer to as our "EDC facility." This facility includes office space, a maintenance shop, a chemical lab, a warehouse facility and a fleet maintenance garage. Reliant Resources leases a portion of this facility from us.

   Under our technical services agreement with Reliant Resources, Reliant Resources is obligated to provide engineering and technical support services and environmental, safety and industrial health services to support the operation and maintenance of our facilities. Reliant Resources is also obligated to provide systems, technical, programming and consulting support services and hardware maintenance, excluding plant-specific hardware, necessary to provide generation system planning, dispatch, and settlement and communication with the ERCOT ISO. We paid Reliant Resources approximately $38.1 million for providing these services during January through September 2002. For more information regarding this agreement, please read "Our Relationships With CenterPoint Energy and Reliant Resources--Technical Services Agreement."

                                 Fuel Supplies

   We rely primarily on natural gas, coal, lignite and uranium to fuel our generation facilities. The fuel mix of our generating portfolio, based on actual fuel usage during 2001, was approximately 49% coal and lignite, 39% natural gas, and 12% nuclear for the year 2001. As of September 30, 2002, the fuel mix of our generating portfolio based on the capacity of our facilities was approximately 66% natural gas, 29% coal and lignite and 5% nuclear. The actual mix of fuel used by our facilities reflects a higher percentage of solid fuels than the overall fuel mix of our generating capacity because our base-load plants are generally powered by solid fuels. Based on our current assumptions regarding the cost and availability of fuel, plant operation schedules, load growth, load management and the impact of environmental regulations, we do not expect the mix of fuel used by our generating portfolio will vary materially during 2002 from prior levels. As a result of new air emissions standards imposed by federal and state law, we anticipate having longer plant outages in 2002 and higher levels of plant maintenance in 2003 and subsequent years associated with the installation of environmental equipment. These factors could affect the mix of our future fuel usage.

   As a result of the Texas electric restructuring law, most of our energy sales are now based on generation capacity entitlement auctions. Successful bidders in these auctions are able to dispatch energy from their entitlements within specified operational constraints. Under the terms of the capacity auctions, successful bidders are required to make fuel payments to cover a variety of charges related to the fuel and ancillary services scheduled through the auctioned entitlements.

Natural Gas

   We have long-term natural gas supply contracts with several suppliers. Substantially all of our long-term contracts contain pricing provisions based on fluctuating spot market prices. In 2001, we purchased approximately 61% of our natural gas requirements under these long-term contracts, including 34% under a contract with Kinder Morgan Texas Pipelines, Inc. Our contract with Kinder Morgan has expired. However, we have a letter of intent to execute a new long-term contract with Kinder Morgan in the fourth quarter of 2002. We purchased the remaining 39% of our natural gas requirements in 2001 on the spot market. Based on current market conditions, we believe we will be able to replace the supplies of natural gas covered under our long-term contracts when they expire with gas purchased on the spot market or under new long-term or short-term contracts. Our natural gas consumption and cost information for 2001 was as follows:

               2001 average daily consumption    535 Bbtu(1)
               2001 peak daily consumption...     1,282 Bbtu
               Average cost of natural gas... $4.23 per MMBtu(2)

--------
(1) Billion British thermal units, or "Bbtu."
(2) Compared to $3.98 per million British thermal units, or "MMBtu," in 2000 and $2.47 per MMBtu in 1999.

   We lease gas storage facilities capable of storing 6.3 billion cubic feet of natural gas. We use these storage facilities to assist us in:

  . managing the volatility of the gas requirements of our generating facilities,

  . meeting the gas requirements of our generating facilities during periods of inadequate gas supplies, and

  .   managing our gas-related costs.

   Our natural gas requirements are generally more volatile than our other fuel requirements because we use natural gas to fuel our intermediate, cyclic and peaking facilities and other more economical fuels to fuel our base-load facilities. Since our intermediate and peaking facilities are dispatched to meet the variations of demand for electricity, our gas requirements are highly variable, on both an hour-to-hour and day-to-day basis. Although natural gas supplies have been sufficient in recent years to supply our generating portfolio, available supplies are subject to potential disruption due to weather conditions, transportation constraints and other events. As a result of these factors, supplies of natural gas may become unavailable from time to time or prices may increase rapidly in response to temporary supply constraints or other factors. Although our long-term supply contracts provide some of the flexibility needed to accommodate variations in demands for natural gas, we rely on our leased gas storage facilities to provide additional flexibility. Generally, we seek to maintain average reserve gas supplies sufficient to operate our gas-fired facilities for 16 days.

Coal and Lignite

   In 2001, we purchased approximately 80% of the fuel requirements for our four coal-fired generating units at our W.A. Parish facility under two fixed-quantity long-term supply contracts scheduled to expire in 2010 and 2011. The price for coal is fixed under the first contract through the end of 2002, after which the price will be tied to spot market prices. The price for coal under the second contract was approximately three times greater than the spot market prices for coal as of December 31, 2001. The second contract does not contemplate future prices being tied to spot market prices. The terms of this contract result from the market conditions in effect during the 1970's when the contract was entered into, including shortages of natural gas supplies, increased demand for low sulfur coal as a result of new environmental regulations and uncertainty regarding the future availability of long-term sources of coal supply. The fuel payments we collect for capacity entitlements with underlying coal-fired capacity are based on a preestablished price based on the Texas Utility Commission's forecasted fuel costs, which incorporate our expected fuel costs under these long-term coal supply contracts. We purchase our remaining coal requirements for our W.A. Parish facility under short-term contracts. We have long-term rail transportation contracts with Burlington Northern Santa Fe Railroad and the Union Pacific Railroad Company to transport coal to our W.A. Parish facility.

   We obtain the lignite used to fuel the two generating units of our Limestone facility from a surface mine adjacent to the facility. We own the mining equipment and facilities and a portion of the lignite reserves located at the mine. Mining operations are conducted by the owner of the remaining lignite reserves. In the past, we have obtained our lignite requirements under a long-term contract on a cost-plus basis. Since July 2002, we have obtained our lignite requirements under an amended agreement with the owner/operator at a fixed price determined annually that is expected to result in a cost of generation at the Limestone facility equivalent to the cost of generating with Wyoming coal. We expect the lignite reserves will be sufficient to provide all of the lignite requirements of this facility through 2015.

Nuclear

   The South Texas Project satisfies its fuel supply requirements by acquiring uranium concentrates, converting uranium concentrates into uranium hexafluoride, enriching uranium hexafluoride, and fabricating nuclear fuel assemblies. We are party to a number of contracts covering a portion of the fuel requirements of the South Texas Project for uranium, conversion services, enrichment services and fuel fabrication. Other than a fuel fabrication agreement that extends for the life of the South Texas Project, these contracts have varying expiration dates, and most are short to medium term (less than seven years). We believe that sufficient capacity for nuclear fuel supplies and processing exists to permit normal operations of the South Texas Project's nuclear powered generating units.

Fuel Pipeline

   We own an 87-mile fuel pipeline that can transport either fuel oil or gas. As part of our system, we own over five million barrels of oil storage capacity that can supply fuel oil to our Cedar Bayou, Greens Bayou, S.R. Bertron and T.H. Wharton plants. For natural gas supply, our pipeline is connected to six of our generation facilities and is interconnected with several of our suppliers. Our pipeline provides us with added flexibility in managing the fuel supply requirements of our generation facilities.

CPS Joint Operating Agreement

   We have a joint operating agreement with the City Public Service Board of San Antonio, or "CPS," to jointly dispatch our portfolio of generating units with CPS' portfolio of approximately 4,823 MW of generating capacity as a joint operating system to meet our combined obligations. The combined system includes approximately 19,000 MW of generating capacity and provides us with added economies of scale and production cost savings. A large portion of the benefit of joint operations is due to San Antonio's significant amount of capacity at its coal-fired generation facilities. We share the fuel cost savings realized under the agreement with the City of San Antonio. We guaranteed CPS minimum annual savings of $10 million up to a total cumulative savings of $150 million, with CPS entitled to receive 90% of the savings benefit until CPS received cumulative benefit payments totaling $200 million. CPS achieved its $200 million of cumulative savings in the second quarter of 2002 and the savings benefits are now divided equally. The current agreement with CPS expires in 2009. Both parties are permitted to sell their capacity outside of the joint operating system if it is economically prudent to do so, in which case the parties would lose the agreement's cost savings benefits with respect to those sales. The capacity of CPS' generating facilities covered by the joint operating agreement is not included in the capacity auctions described under "--Capacity Auctions."


                                  Regulation



   We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below and under "--The ERCOT Market," "--Capacity Auctions--State Mandated Auctions" and "--Environmental Matters--Regulation."



  Public Utility Holding Company Act of 1935



   CenterPoint Energy has registered and become subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935, or the "1935 Act." The 1935 Act directs the SEC to regulate, among other things, financings, sales or acquisitions of assets and intra-system transactions. In order to enable CenterPoint Energy to satisfy the requirements for an exemption from regulation as a registered holding company under the 1935 Act, CenterPoint Energy has obtained authority from its state regulators to divide its gas distribution businesses conducted by one of its subsidiary's three unincorporated gas distribution divisions, Entex, Arkla and Minnegasco, among three separate entities. CenterPoint Energy must also receive approval of these transactions under the 1935 Act. Although CenterPoint Energy has stated that this business restructuring may be completed, we can provide no assurance that this will, in fact, occur, or that CenterPoint Energy will ultimately be exempt from regulation under the 1935 Act.



  Nuclear Regulatory Commission



   We are subject to regulation by the NRC with respect to the operation of the South Texas Project. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.



   We and the other owners of the South Texas Project are required by NRC regulations to estimate from time to time the amounts required to decommission that nuclear generating facility and are required to maintain funds to satisfy that obligation when the plant ultimately is decommissioned. CenterPoint Houston currently collects through its electric rates amounts calculated to provide sufficient funds at the time of decommissioning to discharge these obligations through a non-bypassable charge from transmission and distribution customers. Funds collected will be deposited into a nuclear decommissioning trust. The beneficial ownership in the decommissioning trust is held by us, as the licensee of the facility. While current funding levels exceed NRC minimum requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and waste burial. For additional information regarding the decommissioning trust, please read "--Our Generation Portfolio--South Texas Project--Decommissioning Trust."


                             Environmental Matters

Regulation

   We are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including:

  .   the discharge of pollutants into the air, water and soil,

  . the identification, generation, storage, handling, transportation, disposal, record keeping, labeling and reporting of, and the emergency response in connection with, hazardous and toxic materials and wastes, including asbestos, associated with our operations,

  .   noise emissions from our facilities, and

  . safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

   In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

  .   construct or acquire new equipment,

  . acquire permits and/or marketable allowance or other emission credits for facility operations,

  .   modify or replace existing and proposed equipment, and

  . clean up or decommission waste disposal areas, fuel storage and management facilities, and other locations and facilities, including generation facilities.

   We anticipate making significant capital expenditures between 2002 and 2007 for environmental compliance, primarily for air emissions control. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose civil fines or liabilities for property damage, personal injury and possibly other costs.

Air Emissions


   NOx Reduction Program. The Texas electric restructuring law, as well as regulations adopted by the Texas Natural Resource Conservation Commission, or "TNRCC," in 2001, require substantial reductions in emissions of oxides of nitrogen, or "NOx," from electric generating units. We are currently installing cost-effective controls at our generating plants to comply with these requirements. Through 2001, we have invested $331 million for NOx emission controls and we are planning to make expenditures of approximately $337 million in the years 2002 through 2005, with possible additional expenditures after that. The Texas Utility Commission has initially approved our NOx emission reduction plan in the amount of $699 million as the most cost-effective alternative in achieving compliance with applicable air quality standards for our generation facilities. Included in the expenditures described above, we are required to fund NOx reduction projects for pipelines in East Texas at a cost of $16.2 million. TNRCC regulations require additional reductions that must be completed by April 2007. NOx control cost estimates for 2006 and 2007 have not been finalized. We are currently litigating the economic and technical viability of the post-2004 reduction requirements, but cannot predict the outcome of such litigation.

   The Environmental Protection Agency, or "EPA," has announced its determination to regulate hazardous air pollutants, including mercury, referred to as "HAPs," from coal-fired and oil-fired steam electric generating units under the Clean Air Act. The EPA plans to develop maximum achievable control technology, or "MACT," standards for these types of units. The rulemaking for coal- and oil-fired steam electric generating units must be completed by December 2004. Compliance with the rules will be required within three years thereafter. The MACT standards that will be applicable to our units cannot be predicted at this time, so the impact on our facilities is uncertain. In addition, a request for reconsideration of the EPA's decision to impose MACT standards has been filed with the EPA. We cannot predict the outcome of the request.

   In 1998, the United States signed the United Nations Framework Convention on Climate Change, commonly referred to as the "Kyoto Protocol," which calls for developed nations to reduce their emissions of greenhouse gases. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. The Kyoto Protocol, however, will not become enforceable law in the United States unless and until the U.S. Senate ratifies it. If the Senate ultimately ratifies the Kyoto Protocol, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel fired facilities, including ours.

   The EPA is conducting a nationwide investigation regarding the historical compliance of coal-fueled electric generating stations with various permitting requirements of the Clean Air Act. Specifically, the EPA and the U.S. Department of Justice have initiated formal enforcement actions and litigation against several utility companies that operate these stations, alleging that these companies modified their facilities without proper preconstruction permit authority. To date, we have not received requests for information related to work activities conducted at our facilities. The EPA has not filed an enforcement action or initiated litigation in connection with our facilities. Nevertheless, any litigation, if pursued successfully by the EPA, could accelerate the timing of emission reductions currently contemplated for the facilities and result in the imposition of penalties.

   In February 2001, the U.S. Supreme Court upheld a previously adopted EPA ambient air quality standard for fine particulate matter. While attaining this new standard may ultimately require expenditures for air quality control system upgrades for our facilities, regulations addressing affected sources and required controls are not expected until after 2005. Consequently, it is not possible to determine the impact on our operations at this time.

   Several multi-pollutant control proposals were released by the EPA and Congress in 2001 and 2002. The proposals identify emission reductions for NOx, Sulfer Dioxide, and mercury in the 60-90% range during the years 2007 through 2018. If significant multi-pollutant emission reductions are ultimately adopted by Congress, several of the programs discussed above, including MACT, the coal-fired utility enforcement initiative and fine particulate controls, could be revised or eliminated. Compliance with a multi-pollutant control program would require us to incur significant expenditures for air quality control systems.

Water

   In July 2000, the EPA issued final rules for the implementation of the total maximum daily load, or "TMDL," program. The goal of the TMDL program is to restore waters designated as impaired by identifying and restricting the loading of pollutants contributing to the impairment. While we are not aware of any of our facilities being directly affected by the current TMDL developments, there is the potential that the establishment of TMDLs may eventually result in more stringent discharge limits in our plant discharge permits. Such limits could require our facilities to install additional water treatment facilities or equipment, modify operational practices or implement other water quality improvement measures. In October 2001, the EPA signed a final rule delaying the effective date of the TMDL rule until April 30, 2003. The EPA is now expected to issue a revised draft TMDL rule by the Fall of 2002.

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

   In April 2002, the EPA proposed rules under Section 316(b) of the Clean Water Act relating to the design and operation of cooling water intake structures. This proposal is the second of three current phases of rulemaking dealing with Section 316(b) and generally would affect existing facilities that use significant quantities of cooling water. The EPA is under a court deadline to issue final rules for these Phase II facilities by August 2003. While the requirements of the final rule cannot be predicted at this time, there are significant potential implications under the EPA proposal for six of our generating facilities. We anticipate that substantial comments and, if necessary, litigation will be filed by affected parties to attempt to achieve an acceptable final regulation.

   The EPA and the State of Texas periodically update water quality standards in response to new toxicological data and the development of enhanced analytical techniques that allow lower detection levels. The lowering of water quality criteria for parameters such as arsenic, mercury and selenium could affect generating facility discharge limitations and require our facilities to install additional treatment equipment.

Asbestos

   As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities in our financial planning.

   Our facilities are the subject of a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

                                  Competition


   The ERCOT market is highly competitive. We have approximately 80 competitors which include affiliated generation companies of Texas-based utilities, independent power producers, municipal or co-operative generators, aggregators and wholesale power marketers. These competitors will compete with us and each other by buying and selling wholesale power in the ERCOT market, entering into bilateral contracts and/or selling to aggregated retail customers. Collectively, our facilities provide approximately 20% of the aggregate net generating capacity serving the ERCOT market. Our competition is based primarily on price but we also may compete based on product flexibility. We believe that the scale and diversity of our generating portfolio and our managerial and operational expertise provide us with a competitive advantage in the ERCOT market. A number of our competitors are building efficient, combined cycle power plants that are generally not able to provide the operational flexibility, ancillary services and fuel risk mitigation that our large diversified portfolio of generating facilities can provide. In addition, we believe that there may be significant excess generating capacity constructed in the ERCOT market over the next several years. This overbuilding could result in lower prices for wholesale power in the ERCOT market. For more information regarding this trend and other competitive factors in the ERCOT market, please read "--The ERCOT Market" and "Risk Factors--Market Risks--There is currently a surplus of generating capacity in the ERCOT market and we expect the market for wholesale power to be highly competitive." Some of our competitors may have more operating experience, larger staffs, greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, greater potential for profitability from ancillary services, and greater flexibility in the timing of their sale of generating capacity and ancillary services than we do.

                                   Customers

   Since January 1, 2002, we have sold power to wholesale purchasers, including retail electric providers, at unregulated rates through our capacity auctions. In addition to retail electric providers, our customers in the ERCOT market include municipal utilities, electric co-operatives, power trading organizations and other power generating companies. We are also a significant provider to the ancillary services market operated by the ERCOT ISO. We expect our mix of customers and the mix of participants will change significantly as the ERCOT market evolves from one dominated by vertically integrated electric utilities to one with utility-affiliated retail electric providers, new entrant retail electric providers, a higher participation of unregulated energy merchants, and more generation capacity from independent generation companies.

                                   Employees


   As of September 30, 2002, we employed approximately 1,650 people. Of these employees, approximately 1,120 were covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers Local 66 that expired in May 2002. A new contract was approved by the union in September 2002. The term of the new contract extends through September 2003. We have not experienced any work stoppages for over 25 years.


                                  Properties


   Our EDC facility includes office space, a maintenance shop, a chemical lab, a warehouse facility and a fleet maintenance garage. This facility includes a total of approximately 521,000 square feet of space, of which approximately 407,000 square feet is occupied by us and approximately 114,000 square feet is leased to Reliant Resources. We also lease approximately 7,100 square feet at CenterPoint Energy's principal office building.


   In addition, we lease or own various real property and facilities relating to our generation assets and other vacant real property unrelated to our generation assets. We have described our principal generation and support facilities under "--Our Generation Portfolio." We believe we have satisfactory title to our facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions that, in our opinion, would not have a material adverse effect on the use or value of the facilities.

                               Legal Proceedings

   We are, from time to time, a party to litigation arising in the normal course of our business, most of which involves claims for personal injury and property damage incurred in connection with our operations. We are not currently involved in any litigation that we expect will have a material adverse effect on our financial condition, results of operations and cash flow. For a description of a number of lawsuits involving claims of asbestos exposure at properties owned by us, please read "--Environmental Matters--Asbestos."

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

                                   Insurance

General

   We carry insurance coverage consistent with companies engaged in similar commercial operations with similar properties. Our insurance coverage includes:

  . commercial general public liability insurance, covering liabilities to third parties for bodily injury and property damage resulting from our operations,

  . automobile liability insurance, for all owned, nonowned and hired vehicles, covering liabilities to third parties for bodily injury and property damage, and

  . property insurance, covering the replacement value of all real and personal property, including coverage for boiler and machinery breakdowns and earthquake and flood damage, subject to certain sublimits.


   We also maintain substantial excess liability insurance coverage above the established primary limits for commercial general liability and automobile liability insurance. Limits and deductibles are comparable to those carried by other electric generation companies of similar size. Please read "Risk Factors--Other Risks--Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our cash flows, financial condition and results of operations."


Nuclear

   We and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.


   Under the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $9.3 billion as of September 30, 2002. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. We and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $88 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per incident per year. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks.



   We cannot assure you that all potential losses or liabilities associated with the South Texas Project will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material adverse effect on our financial condition, results of operations and cash flows.


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

        OUR RELATIONSHIPS WITH CENTERPOINT ENERGY AND RELIANT RESOURCES

                                  Background

   As of the date of this information statement, Texas Genco is an indirect wholly owned subsidiary of CenterPoint Energy. Our portfolio of generating facilities was formerly owned by the unincorporated electric utility division of Reliant Energy, Incorporated. Effective August 31, 2002, Reliant Energy consummated a restructuring transaction in accordance with its business separation plan in which it, among other things:

  .   conveyed all of its electric generating facilities to us,

  .   became a subsidiary of CenterPoint Energy, and

  . converted into a limited liability company named CenterPoint Energy Houston Electric, LLC.

For convenience, we describe our business in this information statement as if we had owned and operated our generation facilities prior to the date they were conveyed to us. On September 5, 2002, CenterPoint Energy announced that its Board of Directors had declared a distribution of all of the shares of Reliant Resources common stock owned by CenterPoint Energy to its common shareholders on a pro rata basis. The distribution was completed on September 30, 2002 to CenterPoint Energy's shareholders of record as of the close of business on September 20, 2002. For more information regarding Reliant Energy's business separation plan, the reasons for the distribution and our current corporate structure, please read "The Distribution--Background and Reasons for the Distribution--Current Organizational Structure."

   Upon the completion of the distribution, CenterPoint Energy will indirectly own approximately 81% of the outstanding shares of our common stock. A former subsidiary of CenterPoint Energy, Reliant Resources, Inc., has an option to purchase the shares of our common stock owned by CenterPoint Energy exercisable in January 2004. CenterPoint Energy has stated that if Reliant Resources does not exercise its option, CenterPoint Energy will consider strategic alternatives for its interest in Texas Genco, including a possible sale.

   In the discussion below, we have provided summaries of several significant agreements. These summaries describe the material terms of these agreements, but may not describe a term or provision that you would consider important. Therefore, we encourage you to read the full text of these agreements, which we have filed with the SEC as exhibits to the registration statement on Form 10 of which this information statement is a part.

                           Reliant Resources Option


   One of the objectives of Reliant Energy's business separation plan was to separate Reliant Energy's operations into two unaffiliated publicly traded companies with one company, CenterPoint Energy, holding Reliant Energy's regulated energy delivery businesses and the other company, Reliant Resources, holding its competitive energy services operations. As contemplated under the business separation plan, CenterPoint Energy has stated that it intends to exit the generation sector of the electric power industry. As part of the business separation plan, Reliant Resources was granted an option that may be exercised between January 10, 2004 and January 24, 2004 to purchase all of the shares of Texas Genco common stock that will be owned by CenterPoint Energy after the distribution. By providing Reliant Resources with an option to purchase CenterPoint Energy's remaining interest in Texas Genco, CenterPoint Energy has a clearly defined mechanism to potentially divest its interest in Texas Genco to a knowledgeable purchaser and natural owner of the assets at a market-based price. This benefit constitutes the only consideration received by CenterPoint Energy resulting from the grant of the option. Since, as more fully described below, the option price is tied to the fair market value of Texas Genco common stock, the terms of the option should not adversely impact CenterPoint Energy, its customers or Texas Genco.


   The exercise price under the Reliant Resources option will equal:

  . the average daily closing price per share of Texas Genco common stock on The New York Stock Exchange for the 30 consecutive trading days with the highest average closing price for any 30 day

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

      trading period during the 120 trading days immediately preceding January 10, 2004, multiplied by the number of shares of Texas Genco common stock then owned by CenterPoint Energy, plus

  . a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Utility Commission relating to the market value of Texas Genco's common stock equity.


The exercise price formula is based upon the generation asset valuation methodology in the Texas electric restructuring law that CenterPoint Houston will use to calculate the market value of Texas Genco. This market value will be used to determine the amount CenterPoint Houston will be allowed to recover as generation related "stranded costs" under the Texas electric restructuring law. The exercise price is also subject to adjustment based on the difference between the per share dividends we paid to CenterPoint Energy during the period through the option closing date and our actual per share earnings during that period. To the extent our per share dividends are less than our actual per share earnings during that period, the per share option price will be increased. To the extent our per share dividends exceed our actual per share earnings, the per share option price will be reduced.


   Reliant Resources has agreed that if it exercises its option, Reliant Resources will purchase from CenterPoint Energy all notes and other payables owed by us to CenterPoint Energy as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to us by CenterPoint Energy as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint Energy of an amount equal to the principal plus accrued interest.

   In the event Reliant Resources exercises its option, Reliant Resources and CenterPoint Energy have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the purchase. As a result of the
Section 338(h)(10) election, Texas Genco would be required to step-up or step-down the tax basis in all of its assets following the date of the sale to be equivalent generally to the value of the equity of Texas Genco, based upon the purchase price, plus the principal amount of Texas Genco's indebtedness at the time of the purchase.

   If the option is exercised and certain regulatory conditions have not yet been satisfied, the option agreement provides for payment of the exercise price into escrow and execution of a power sales agreement under which we will sell to Reliant Resources or its designee all of our capacity at market-based rates until the earlier of the option closing date or May 31, 2005. If the option closing has not occurred by May 31, 2005, rights under the option agreement will terminate. On the option closing date, the exercise price plus accrued interest will be delivered from escrow, net of dividends paid by us to CenterPoint Energy during the period the escrow is in effect. During the period the power sales agreement is in effect, Reliant Resources will be required to advance amounts required by us for capital expenditures, subject to reimbursement if the option closing does not take place before May 31, 2005.

   In connection with the Reliant Resources option, we are obligated to operate and maintain our assets and otherwise conduct our business in the ordinary course in a manner consistent with past practice and to make expenditures for operations, maintenance, repair and capital expenditures necessary to keep our assets in good condition and in compliance with applicable laws, in a manner consistent with good electric generation industry practice. We are also required to maintain customary levels of insurance, comply with laws and contractual obligations and pay taxes when due. We may not permanently retire generation units, but may "mothball" units if economically warranted.

   Under an agreement with Reliant Resources, CenterPoint Energy has agreed to maintain ownership of its approximate 81% interest in Texas Genco following the distribution until exercise or expiration of the Reliant Resources option. In addition, we have agreed that we will not issue additional equity securities. CenterPoint Energy has agreed to lend funds to us for operating needs upon request from time to time following the

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

distribution. We may also obtain third-party financing if we so desire. Our agreements with CenterPoint Energy contain covenants restricting our ability to:

  .   merge or consolidate with another entity,

  .   sell assets outside the ordinary course of business,

  . enter into long-term agreements and commitments for the purchase of fuel or the purchase or sale of power outside the ordinary course of business,

  .   engage in other businesses,

  .   construct or acquire new generation plants or capacity,

  .   engage in hedging transactions,

  .   encumber our assets,

  .   pay dividends, or

  . make certain loans, investments or advances to, or engage in certain transactions with, our affiliates.

   We are also obligated to have at least three directors who meet stock exchange independence requirements and who are not directors, officers or employees of CenterPoint Energy or Reliant Resources. In addition, following the distribution, our chief executive officer is required to be a full time employee of Texas Genco.

   Exercise of the option will be subject to various regulatory approvals, including Hart-Scott-Rodino antitrust clearance and NRC license transfer approval. In certain circumstances involving a change in control of CenterPoint Energy, the time at which the option may be exercised and the period over which the exercise price is determined are accelerated, with corresponding changes to the time and manner of payment of the exercise price.

                         Technical Services Agreement

   Under a technical services agreement, Reliant Resources is obligated to provide engineering and technical support services and environmental, safety and industrial health services to support the operation and maintenance of our facilities. Reliant Resources is also obligated to provide systems, technical, programming and consulting support services and hardware maintenance (but excluding plant-specific hardware) necessary to provide dispatch planning, dispatch, and settlement and communication with the ERCOT ISO, as well as general information technology services for us. The fees Reliant Resources charges for these services are designed to allow it to recover its fully allocated direct and indirect costs and to obtain reimbursement of all out-of-pocket expenses. Expenses associated with capital investment in systems and software that benefit both the operation of Reliant Resources' facilities and our facilities will be allocated on an installed MW basis.

   The technical services agreement will terminate on the first to occur of:

  . the closing date on which Reliant Resources acquires the Texas Genco shares from CenterPoint Energy, if the Reliant Resources option is exercised,

  . CenterPoint Energy's sale of Texas Genco, or all or substantially all of our assets, if the Reliant Resources option is not exercised, or

  . May 31, 2005, provided that if the Reliant Resources option is not exercised, we may extend the term of this agreement until December 31, 2005.

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

                    Our Agreements With CenterPoint Energy

Separation Agreement

   Our separation agreement with CenterPoint Energy contains agreements relating to the conduct of the distribution and for subsequent transactions. In addition, it contains several agreements governing our relationship with CenterPoint Energy following the distribution and specifies the related ancillary agreements between us and CenterPoint Energy.

   The separation agreement provides for cross-indemnities intended to place sole financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical business and operations we conduct, regardless of the time those liabilities arise, and to place sole financial responsibility for liabilities associated with CenterPoint Energy's other businesses with CenterPoint Energy and its other subsidiaries. The separation agreement also contains indemnification provisions under which we and CenterPoint Energy each indemnify the other with respect to breaches by the indemnifying party of the separation agreement or any ancillary agreements. We have agreed to indemnify CenterPoint Energy and its other subsidiaries against liabilities arising from misstatements or omissions in this information statement or the registration statement of which it is a part, except for information regarding CenterPoint Energy provided by CenterPoint Energy for inclusion in this information statement or the registration statement.

   The separation agreement contains a general release under which we have released CenterPoint Energy and its affiliates, agents, successors and assigns, and CenterPoint Energy has released us and our affiliates, agents, successors and assigns, from any liabilities arising from events between us or our subsidiaries on the one hand, and CenterPoint Energy or its subsidiaries on the other hand occurring at or prior to the distribution, including events occurring prior to the distribution in connection with the activities to implement the distribution. The general release does not apply to obligations under the separation agreement or any ancillary agreement or to specified ongoing contractual arrangements.

   The separation agreement requires us to use our reasonable commercial efforts to satisfy the conditions precedent for the consummation of this distribution.

   The separation agreement also contains provisions relating to the exchange of information, provision of information for financial reporting purposes, dispute resolution, and provisions limiting competition between the parties in certain business activities and provisions allocating responsibility for the conduct of regulatory proceedings and limiting positions that may be taken in legislative, regulatory or court proceedings in which the interests of both parties may be affected.

   The separation agreement also specifies the form of our restated articles of incorporation and bylaws and the composition of our board of directors to be in effect at the time of the distribution.

  Transition Services Agreement


   We have entered into a transition services agreement with CenterPoint Energy under which CenterPoint Energy will provide us through the earlier of such time as all services under the agreement are terminated or CenterPoint Energy ceases to own a majority of our common stock, various corporate support services that include accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics. These services will consist generally of the same types of services as have been provided on an intercompany basis prior to this distribution. The charges we will pay for the services will be on a basis generally intended, as has been the case prior to this distribution, to allow CenterPoint Energy to recover the fully allocated direct and indirect costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit to CenterPoint Energy, except to the extent routinely included in traditional utility cost of capital.


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


   In all cases, we may terminate any of these discrete service categories on an individual basis at any time by giving advance notice. Pursuant to a separate lease agreement, CenterPoint Energy will also lease to us office space in its principal office building in Houston, Texas for an interim period expected to end no later than December 31, 2004.


   To the extent CenterPoint Energy personnel who traditionally have provided services contemplated by the transition services agreement have been or are transferred to a similar position with us, those personnel will continue to provide services to us and, until CenterPoint Energy ceases to own shares of our common stock, will provide such services to CenterPoint Energy to the extent CenterPoint Energy requests. In such a case, services that we provide to CenterPoint Energy will be compensated for on the same basis, and otherwise subject to the same terms and conditions, as services provided by CenterPoint Energy to us.

Tax Allocation Agreement

   As of the date of this information statement, CenterPoint Energy indirectly owns 100% of our outstanding common stock, and will own approximately 81% of our common stock after the taxable distribution of our shares. Thus, we are now, and will continue to be after the distribution, members of the CenterPoint Energy consolidated group for tax purposes, and we will continue to file a consolidated federal income tax return with CenterPoint Energy. Accordingly, we have entered into a tax allocation agreement with CenterPoint Energy to govern the allocation of U.S. income tax liabilities and to set forth agreements with respect to certain other tax matters.

   CenterPoint Energy will be responsible for preparing and filing any U.S. income tax returns required to be filed for any company or group of companies of the CenterPoint Energy consolidated group, including all tax returns for Texas Genco for so long as we are members of the CenterPoint Energy consolidated group. CenterPoint Energy will also be responsible for paying the taxes related to the returns it is responsible for filing. We will be responsible for paying CenterPoint Energy our allocable share of such taxes.

   CenterPoint Energy will determine all tax elections for tax periods during which we are a member of the CenterPoint Energy consolidated group. We will prepare and file all tax returns required to be filed by us and pay all taxes related to such returns for all tax periods after we cease to be a member of the CenterPoint Energy consolidated group.

   Generally, if there are tax adjustments related to us which relate to a tax return filed for a period when we were a member of the CenterPoint Energy consolidated group, we will be responsible for any increased taxes and we will receive the benefit of any tax refunds.

Employee Benefits

   We expect that our eligible employees will participate in CenterPoint Energy's employee benefit plans and programs after the distribution, in accordance with the terms and conditions of such plans and programs, as may be amended or terminated by CenterPoint Energy at any time. We expect that our eligible employees will continue to participate in CenterPoint Energy's benefit plans and programs for so long as CenterPoint Energy owns at least 80% or more of the outstanding shares of our common stock.

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

                                OUR MANAGEMENT

                Directors, Executive Officers and Key Employees


   We expect that our board of directors following the distribution will be comprised of at least seven directors, at least three of which will be "independent" as determined in accordance with the rules of The New York Stock Exchange. In general, members of our board of directors will be elected each year at our annual shareholders meeting. David M. McClanahan, a director and executive officer of CenterPoint Energy, will serve as the non-executive Chairman of our board of directors following the distribution. David G. Tees, our President and Chief Executive Officer, will also serve as a director following the distribution. The following table provides information regarding the persons who currently serve as our directors or executive officers or who are key employees.


         Name         Age                       Position
         ----         ---                       --------
  David M. McClanahan 53  Chairman and Director

  David G. Tees...... 58  President, Chief Executive Officer and Director

  Scott E. Rozzell... 53  Executive Vice President, General Counsel and
                          Corporate Secretary

  Gary L. Whitlock... 53  Executive Vice President and Chief Financial Officer

  James S. Brian..... 55  Senior Vice President and Chief Accounting Officer

  Michael A. Reed(1). 48  Vice President, Plant Operations

  Jerome D. Svatek(1) 46  Vice President, Asset Management

--------
(1) Key employee.


   David M. McClanahan is the Chairman of our board of directors. Mr. McClanahan also serves as the President and Chief Executive Officer of CenterPoint Energy. He has served as President and Chief Executive Officer of CenterPoint Energy since September 2002. He served as the Vice Chairman of Reliant Energy from October 2000 to September 2002 and as President and Chief Operating Officer of Reliant Energy's Delivery Group since 1999. He also served as the President and Chief Operating Officer of Reliant Energy HL&P from 1997 to 1999. He has served in various other executive capacities with Reliant Energy since 1986. He previously served as Chairman of the Board of Directors of ERCOT and is on the Board of Directors of the American Gas Association.



   David G. Tees is our President and Chief Executive Officer and a member of our board of directors. He served as Senior Vice President, Generation Operations of Reliant Energy from November 1998 through August 2002. He also served as Vice President of Energy Production of Reliant Energy HL&P from 1986 through October 1998. Mr. Tees has also served on the executive committee of the Edison Electric Institute Energy Supply Subcommittee and presently represents CenterPoint Energy as a Research Advisory Committee Member of the Electric Power Research Institute and is a director of the South Texas Nuclear Operating Company.



   Scott E. Rozzell is our Executive Vice President, General Counsel and Corporate Secretary. Mr. Rozzell has also served as the Executive Vice President, General Counsel and Corporate Secretary of CenterPoint Energy since September 2002. He served as Executive Vice President and General Counsel of the Delivery Group of Reliant Energy from 2000 to September 2002. Prior to joining Reliant Energy, Mr. Rozzell was a partner in the law firm of Baker Botts L.L.P.


   Gary L. Whitlock is our Executive Vice President and Chief Financial Officer. Mr. Whitlock has also served as the Executive Vice President and Chief Financial Officer of CenterPoint Energy since September 2002.

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


He served as Executive Vice President and Chief Financial Officer of the Delivery Group of Reliant Energy from July 2001 to September 2002. Mr. Whitlock served as the Vice President, Finance and Chief Financial Officer of Dow AgroSciences, a subsidiary of the Dow Chemical Company from 1998 to 2001.



   James S. Brian is our Senior Vice President and Chief Accounting Officer. Mr. Brian has also served as the Senior Vice President and Chief Accounting Officer of CenterPoint Energy since August 2002. He served as Senior Vice President, Finance and Administration of the Delivery Group of Reliant Energy from 1999 to September 2002. He has served in various executive capacities with Reliant Energy since 1983.



   Michael A. Reed is our Vice President, Plant Operations. Mr. Reed served as the Vice President, Regulated Plant Operations of Reliant Energy HL&P from 1998 through August 2002. He has served in various managerial capacities with Reliant Energy since 1987.


   Jerome D. Svatek is our Vice President, Asset Management. Mr. Svatek served as the General Manager, Mid-Continent/Texas Cogen Region for Reliant Energy Power Generation, Inc. from May 2000 until August 2002. He served as the General Manager, Southwest Region for Reliant Energy Power Generation from October 1999 until May 2000. Mr. Svatek also served as the General Manager, Commercial Plant Operations of Reliant Energy Power Generation from December 1997 until October 1999. He has served in various capacities with Reliant Energy since 1980.

                               Board Committees


   We will be managed under the direction of our board of directors. Following the distribution, our board will establish the following standing committees:


  . The audit committee. This committee will oversee our accounting and internal control matters. This committee will also recommend to the board of directors the selection of the firm of independent public accountants to audit our financial statements and will review and approve the plan and scope of the independent public accountants' audit and non-audit services and related fees. Each member of the audit committee will be "independent" as determined in accordance with the rules of The New York Stock Exchange.

  . The compensation committee. This committee will oversee compensation and benefits for our senior officers, including salary, bonus and incentive awards. This committee will also review human resource programs and monitor and, in certain cases, administer employee benefit plans. We expect that all of the members of the compensation committee will be independent directors.


   We expect that our board will designate the members of each committee at the first regularly scheduled board meeting following the distribution. Our board may establish other committees from time to time to facilitate the management of our business and affairs.


                              Board Compensation


   Each of our non-employee directors will receive fixed compensation for serving as a director that will consist of an annual retainer fee of $30,000, a fee of $1,000 for each board meeting attended and for each committee meeting attended. Each of our non-employee committee chairmen will also receive an annual retainer fee of $2,000. Directors may defer all or part of their annual retainer fees and meeting fees under a deferred compensation plan maintained by CenterPoint Energy. Directors participating in this plan are entitled to receive distributions at age 70 or upon leaving the board of directors, whichever is later. The deferred compensation plan currently provides for accrual of interest on deferred director compensation at a rate equal to the average annual yield on the Moody's Long-Term Corporate Bond Index plus two percentage points. Our directors who are also our employees or employees of CenterPoint Energy will receive no extra pay for serving as directors or committee members.

          Compensation Committee Interlocks and Insider Participation

   None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

              Stock Ownership of Directors and Executive Officers

   CenterPoint Energy will indirectly own all of our outstanding common stock until the distribution and thus none of our officers or directors will own any of our common stock prior to the distribution. To the extent our directors or executive officers own shares of CenterPoint Energy common stock as of the record date for the distribution, they will receive shares of Texas Genco common stock in the distribution on the same terms as other holders of CenterPoint Energy common stock. The following table provides information as of September 30, 2002 regarding the beneficial ownership of CenterPoint Energy common stock for each of our directors and executive officers, and all of our directors and executive officers as a group. Each individual has sole voting and investment power with respect to the shares set forth in the table. Each director and officer and the directors and officers as a group beneficially own less than 1% of CenterPoint Energy's outstanding common stock.

                                                             Shares Individuals
                                                   Shares      Have Rights to
                                                Beneficially   Acquire Within
           Name of Beneficial Owner               Owned(1)       60 Days(2)
           ------------------------             ------------ ------------------
David M. McClanahan............................   276,458         219,486
David G. Tees..................................    40,163          20,610
Scott E. Rozzell...............................    51,032          43,053
Gary L. Whitlock...............................    21,905           8,333
James S. Brian.................................    67,875          38,836
All directors and executive officers as a group   457,433         330,318

--------
(1) Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.
(2) These shares are also included in the Shares Beneficially Owned column.

                 Historical Compensation of Executive Officers


   The following tables provide information regarding the annual and long-term compensation of David G. Tees, who will serve as one of our executive officers following the distribution and will not also be employed by CenterPoint Energy. We refer to Mr. Tees as our "named executive officer." These tables describe the compensation for services rendered in all capacities to Reliant Energy and its subsidiaries during the year 2001. The compensation described in these tables was paid by Reliant Energy or an affiliate of Reliant Energy. The services rendered during 2001 were, in some cases, not equivalent to those that will be provided to us following the distribution and these tables do not necessarily reflect the compensation to be paid in the future. In connection with Reliant Energy's restructuring, as more fully described in "Our Relationships With CenterPoint Energy and Reliant Resources--Background," CenterPoint Energy became the sponsor of Reliant Energy's employee benefit plans and programs.

                          Summary Compensation Table

                                                                      Long-Term
                                                                     Compensation
                                                                  ------------------
                                          Annual Compensation       Awards   Payouts
                                      --------------------------- ---------- -------
                                                     Other Annual Securities  LTIP    All Other
    Name and Principal Position       Salary  Bonus  Compensation Underlying Payouts Compensation
        with Reliant Energy            ($)     ($)      ($)(1)    Options(2) ($)(3)     ($)(4)
        -------------------           ------- ------ ------------ ---------- ------- ------------
David G. Tees
  Senior Vice President, Generation
  Operations......................... 207,500 85,853     544        19,610   143,401    34,774

--------
(1) Constitutes a tax gross-up paid to compensate for tax consequences of imputed income under an executive life insurance plan.
(2) Securities underlying options are shares of Reliant Energy common stock.
(3) Amounts shown represent the dollar value of Reliant Energy common stock paid out in 2001 based on the achievement of performance goals for the cycle ending in the prior year plus dividend equivalent accruals during the performance period.
(4) This amount includes (a) matching contributions for the Reliant Energy savings plan and accruals under the Reliant Energy savings restoration plan for contributions of $27,563, (b) the term portion of the premiums paid under a split-dollar life insurance policy purchased in connection with the executive life insurance plan of $865, and (c) accrued interest on deferred compensation that exceeds 120% of the applicable federal long-term rate of $6,346.

   The following table shows all grants of options to acquire shares of Reliant Energy common stock made to our named executive officer during the year ended December 31, 2001.

              Grants of Reliant Energy Stock Options During 2001

                               % of Total
                    Number of   Options   Exercise/
                    Securities Granted to   Base                  Grant
                    Underlying Employees  Purchase                Date
                     Options   in Fiscal  Price Per Expiration   Present
          Name       Granted      Year    Share($)     Date    Value($)(1)
          ----      ---------- ---------- --------- ---------- -----------
      David G. Tees   19,610      1.04      46.80   03/05/2011   181,393

--------
(1) Value was calculated using the Black-Scholes option valuation model. The actual value, if any, ultimately realized depends on the market value of the underlying common stock at a future date. The following table indicates our significant assumptions:

                                                         Discount for
                                                       Forfeiture Risk:
                                                      ------------------
                     Risk-Free     Dividend           Before    Before
        Volatility Rate of Return Opportunity  Term   Vesting Expiration
        ---------- -------------- ----------- ------- ------- ----------
          31.91%        4.87%     $1.50/share 5 years  None      None

   The following table shows the number and value of exercisable and unexercisable options to acquire Reliant Energy common stock held by our named executive officer as of December 31, 2001.

                  2001 Year End Reliant Energy Option Values

                                          Number of Securities
                                         Underlying Unexercised     Value of Unexercised
                                               Options at          In-the-Money Options at
                                            December 31, 2001     December 31, 2001 ($)(1)
                                        ------------------------- -------------------------
                 Shares
              Acquired on     Value
   Name(1)    Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
   -------    ------------ ------------ ----------- ------------- ----------- -------------
David G. Tees    16,593      397,686        --         38,465         --         93,207

--------
(1) Based on the average of the high and low sales price of Reliant Energy common stock on The New York Stock Exchange Composite Tape, as reported in The Wall Street Journal for December 31, 2001.

   The following table shows awards made in 2001 under Reliant Energy's long-term incentive plan to our named executive officer.

         Reliant Energy Long-Term Incentive Plan--Awards in 2001(1)(2)

                                             Estimated Future Payouts Under
                                             Non-Stock Price-Based Plans
                                             ------------------------------
                                                         Target
                                Performance  Threshold   Value    Maximum
                        Number  Period Until Value of      of     Value of
             Name      of Units    Payout      Units     Units     Units
             ----      -------- ------------ ---------   ------   --------
         David G. Tees  1,200    12/31/2003     $50       $100      $150

--------
(1) Amounts shown are potential payouts of awards of common stock under Reliant Energy's long-term incentive plan. These awards have a three-year performance cycle. Payouts will be based on cost control of expenditures, heat rates of gas units and a total shareholder return measure, weighted 40%, 30%, and 30%, respectively. If a change in control occurs, such amounts will be paid in cash at the maximum level, without regard to the achievement of performance goals. The distribution will not constitute a change in control for these purposes.
(2) The table does not reflect dividend equivalent accruals during the performance period.

               Executive Compensation Following the Distribution

   Following the distribution, we expect to compensate our named executive officer under a performance-based compensation program. This program will be designed to compensate based on considerations such as the extent of individual performance, our performance versus budgeted earnings targets and other financial measures, our longer term financial performance and total returns to our shareholders. We expect that all of our executive officers will participate in CenterPoint Energy's benefit plans and programs after the distribution, in accordance with the terms and conditions of such plans and programs, as may be amended or terminated by CenterPoint Energy at any time. We expect that our executive officers will continue to participate in CenterPoint Energy's benefit plans and programs for so long as CenterPoint Energy owns at least 80% of the outstanding shares of our common stock. Our executive officers who are also employees of CenterPoint Energy will be compensated directly by CenterPoint Energy for the services rendered by these officers. We will reimburse CenterPoint Energy for these services in accordance with the terms of the transition services agreement more fully described under "Our Relationships With CenterPoint Energy and Reliant Resources--Our Agreements With CenterPoint Energy--Transition Services Agreement." The following descriptions summarize the CenterPoint Energy benefit plans and programs in which our executive officers may participate and any other arrangements regarding compensation for future services.

Executive Benefits Plan

   CenterPoint Energy maintains an executive benefits plan that provides certain salary continuation, disability and death benefits. Certain of our executive officers may participate in CenterPoint Energy's plan, pursuant to individual agreements that generally provide for:

  . a salary continuation benefit of 100% of the officer's current salary for 12 months after death during active employment and then 50% of salary for nine years or until the deceased officer would have attained age 65, if later, or

  . if the officer retires after attainment of age 65, an annual postretirement death benefit of 50% of the officer's preretirement annual salary payable for six years.

Executive Life Insurance Plan

   CenterPoint Energy maintains an executive life insurance plan providing split-dollar life insurance in the form of a death benefit for certain officers. The plan also provides that CenterPoint Energy may make payments to the covered individuals to compensate for tax consequences of imputed income that they must recognize for federal income tax purposes based on the term portion of the annual premiums. If a covered executive retires at age 65 or at an earlier age under circumstances approved by the board of directors, rights under the plan vest so that coverage is continued based on the same death benefit in effect at the time of retirement. Upon the executive's death, CenterPoint Energy will receive the balance of the insurance proceeds payable in excess of the specified death benefit, which is expected to be at least sufficient to cover CenterPoint Energy's cumulative outlays to pay premiums and the after-tax cost to CenterPoint Energy of the tax reimbursement payments. There is no arrangement or understanding under which any covered individual will receive or be allocated any interest in any cash surrender value under the plan.

Deferred Compensation Plan

   CenterPoint Energy has deferred compensation plans that permit eligible participants to elect each year to defer a percentage of that year's salary (prior to December 1993, up to 25% or 40%, depending on age, and beginning in December 1993, up to 100%) and up to 100% of that year's annual bonus. In addition to salary and bonus deferrals, effective in 2002, eligible CenterPoint Energy participants can also commence deferrals into the current plan once they reach the qualified savings plan compensation limit or the defined contribution annual addition limit. In general, employees who attain the age of 60 during employment and participate in CenterPoint Energy's deferred compensation plans may elect to have their deferred compensation amounts repaid in:

  . fifteen equal annual installments commencing at the later of age 65 or termination of employment, or

  .   a lump-sum distribution following termination of employment.

Interest generally accrues on deferrals at a rate equal to the average Moody's Long-Term Corporate Bond Index plus 2%, determined annually until termination when the rate is fixed at the greater of the rate in effect at age 64 or at age
65. Fixed rates of 19% to 24% were established for deferrals made in 1985 through 1988, as a result of higher prevailing rates and other factors. Current accruals of the above-market portion of the interest on deferred compensation amounts are included in the "All Other Compensation" column of the Summary Compensation Table.

   CenterPoint Energy maintains a trust agreement with an independent trustee establishing a "rabbi trust" for the purpose of funding benefits payable to participants under certain of CenterPoint Energy's non-qualified plans, including the deferred compensation plans, also referred to as the "designated plans." The trust is a grantor trust, irrevocable except in the event of an unfavorable ruling by the Internal Revenue Service as to the tax status of the trust or certain changes in tax law. It is currently funded with a nominal amount of cash. Future contributions will be made to the grantor trust if and when required by the provisions of the designated plans or when required by the CenterPoint Energy's benefits committee. CenterPoint Energy's benefits committee consists of officers of CenterPoint Energy designated by its board of directors and has general responsibility for funding decisions, selection of investment managers for CenterPoint Energy's retirement plan and other administrative matters in connection with other employee benefit plans of CenterPoint Energy. If there is a change in control (defined in a manner generally the same as the comparable definition in CenterPoint Energy's long-term incentive compensation plan), the grantor trust must be fully funded, within 15 days following the change in control, with an amount equal to the entire benefit to which each participant would be entitled under the designated plans as of the date of the change in control (calculated on the basis of the present value of the projected future benefits payable under the designated plans). The assets of the grantor trust are required to be held separate and apart from the other funds of CenterPoint Energy and its subsidiaries, but remain subject to claims of general creditors under applicable state and federal law.

Retention Agreement

   We have a retention agreement with Mr. Tees under which certain employee benefits are guaranteed upon the occurrence of a change in control of Texas Genco. In the event that the executive's employment is terminated without cause during the retention period or the executive is not offered comparable employment with Texas Genco or its successor in connection with the change in control, then the executive may be entitled to:

  . receive benefits payable under CenterPoint Energy's deferred compensation plan in such amounts that would have been payable to the executive if he had reached age 60 as of his date of termination, and

  . be treated as a retired participant under CenterPoint Energy's executive life insurance plan as if he had reached age 65.

In addition a supplemental retirement benefit may be provided under this agreement. The retention period will end on the earlier of a change in control of Texas Genco or December 31, 2005.

                     OWNERSHIP OF TEXAS GENCO COMMON STOCK

   Prior to the distribution, CenterPoint Energy will indirectly own all of the outstanding shares of our common stock. After the distribution, CenterPoint Energy will indirectly own approximately 81% of our outstanding common stock. Pursuant to the distribution, holders of CenterPoint Energy common stock,
including our directors and executive officers, will receive        of a share
of our common stock on the distribution date for each share of CenterPoint Energy common stock owned as of the record date for the distribution. We have applied to list our shares of common stock on The New York Stock Exchange under the symbol "TGN." Following the distribution, we expect shares of Texas Genco common stock will begin regular trading on The New York Stock Exchange.

   Under Texas corporate law and Texas Genco's articles of incorporation and bylaws, CenterPoint Energy, acting alone, will be able to elect our entire board of directors and to approve any action requiring the approval of our shareholders for so long as CenterPoint Energy owns a majority of our outstanding common stock. Similarly, if Reliant Resources exercises its option to acquire the shares of our common stock owned by CenterPoint Energy, Reliant Resources, acting alone, will be able to elect our entire board of directors and to approve any action requiring the approval of our shareholders. Except for our majority shareholder, we are not aware of any person or group that will beneficially own more than five percent of the outstanding shares of our common stock following the distribution. None of our executive officers or directors currently owns any shares of our common stock, but those who own shares of CenterPoint Energy common stock will be treated the same as other holders of CenterPoint Energy common stock in the distribution. Please read "Our Management--Stock Ownership of Directors and Executive Officers."

   The following table sets forth the number of shares of our common stock that we expect will be beneficially owned following completion of the distribution by:

  . each person who we expect will be the beneficial owner of more than 5% of our outstanding common stock,

  .   each of our directors and executive officers, and

  .   all of our directors and executive officers as a group.

We expect each individual will have sole voting and investment power with respect to the shares set forth in the following table. The percentages in the table are based upon the number of shares of our common stock outstanding immediately following the distribution.


                                                                 Percentage
                                                      Shares     Ownership
                                                   Beneficially    after
            Name of Beneficial Owners(1)              Owned     Distribution
            ----------------------------           ------------ ------------
   CenterPoint Energy(2)..........................  64,800,000       81%
   David M. McClanahan............................                    *
   David G. Tees..................................                    *
   Scott E. Rozzell...............................                    *
   Gary L. Whitlock...............................                    *
   James S. Brian.................................                    *
   All directors and executive officers as a group                    *

--------
 * less than one percent
(1) Unless otherwise indicated, the address of each person is c/o Texas Genco Holdings, Inc., 1111 Louisiana, Houston, Texas 77002.
(2) The address of CenterPoint Energy is 1111 Louisiana, Houston, Texas 77002.

                  DESCRIPTION OF TEXAS GENCO'S CAPITAL STOCK

                                    General

   The following description summarizes the material terms of our common stock, articles of incorporation and bylaws. This summary is qualified by reference to our articles of incorporation and bylaws, copies of which have been included as exhibits to our registration statement on Form 10 of which this information statement is a part, and by the provisions of applicable law.

                                 Common Stock


   As of the distribution date, our authorized capital stock will consist of 160,000,000 shares of common stock, par value $.001 per share, of which 80,000,000 shares are expected to be outstanding.


Voting Rights

   Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. There are no cumulative voting rights. The holders of our common stock possess exclusive full voting power for the election of directors and for all other purposes.

Dividends

   The holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available for that purpose.

Liquidation Rights

   If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a pro rata share in any distribution to shareholders.

Preemptive Rights

   Holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights.

Transfer Agent and Registrar


   The transfer agent and registrar for Texas Genco common stock is CenterPoint Energy. After the distribution date, registered holders may contact CenterPoint Energy Investor Services at (800) 231-6406 or (713) 207-3060 regarding their Texas Genco account.


Other Provisions

   There are no redemption or sinking fund provisions applicable to our common stock. No personal liability will attach to holders of shares of our common stock under the laws of the State of Texas. The rights of the holders of shares of our common stock may not be modified except by a vote of at least a majority of the shares outstanding, voting together as a single class.

                         Charter and Bylaw Provisions

Election and Removal of Directors

   The exact number of members of our board of directors will be fixed from time to time by resolution of the board of directors. At each annual meeting, our shareholders will elect a number of directors equal to the number of directors on our board of directors. Any director may be removed, either for or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote at elections of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by election by the shareholders at an annual or special meeting of shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors.

Shareholder Meetings

   Our articles of incorporation and bylaws provide that special meetings of holders of common stock may be called only by the chairman of the board of directors, the chief executive officer, the president, the corporate secretary, the board of directors or at the written request of holders of at least 20% of the outstanding shares of Texas Genco capital stock entitled to vote at the meeting.

Modification of Articles of Incorporation

   In general, amendments to the articles of incorporation that are recommended by the board of directors require the affirmative vote of holders of at least two-thirds of the outstanding shares of capital stock of Texas Genco entitled to vote on the amendment.

Modification of Bylaws

   Our board of directors and shareholders have the power to alter, amend or repeal our bylaws or adopt new bylaws. Any alteration, amendment or repeal of our bylaws or adoption of new bylaws will require:

  . the affirmative vote of a majority of the directors present at any meeting of the board of directors at which there is a quorum, or

  . the affirmative vote of the holders of a majority of the shares entitled to vote on the matter and represented in person or by proxy at a meeting of the shareholders of Texas Genco at which a quorum is present.

Limitations on Shareholder Actions

   Our bylaws also impose some procedural requirements on shareholders who wish to:

  .   make nominations in the election of directors,

  .   propose that a director be removed,

  .   propose any repeal or change in the bylaws, or

  . propose any other business to be brought before an annual or special meeting of shareholders.

   Under these procedural requirements, a shareholder must deliver timely notice to the corporate secretary of the nomination or proposal along with evidence of:

  .   the shareholder's status as a shareholder,

  .   the number of shares beneficially owned by the shareholder,

  .   a list of the persons with whom the shareholder is acting in concert, and

  .   the number of shares such persons beneficially own.

   To be timely, a shareholder must deliver notice:

  . in connection with an annual meeting of shareholders, not less than 90 or more than 180 days prior to the date on which the immediately preceding year's annual meeting of shareholders was held, or

  . in connection with a special meeting of shareholders, not less than 40 or more than 60 days prior to the date of the special meeting.

   In order to submit a nomination for the board of directors, a shareholder must also submit information with respect to the nominee that we would be required to include in a proxy statement, as well as some other specified information. If a shareholder fails to follow the required procedures, the shareholder's nominee or proposal will be ineligible and will not be voted on by our shareholders.

Limitation on Liability of Directors

   Our articles of incorporation provide that no director will be liable to us or our shareholders for monetary damages for any act or omission in the director's capacity as a director, except that the articles of incorporation do not eliminate or limit the liability of a director for:

  . a breach of the director's duty of loyalty to our company or our shareholders,

  . an act or omission not in good faith that constitutes a breach of duty of the director to our company or an act or omission that involves intentional misconduct or a knowing violation of law,

  . a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of a director's office, and

  . an act or omission for which the liability of a director is expressly provided for by statute.

   Our bylaws provide that we will indemnify our officers and directors and advance expenses to them in connection with proceedings and claims, to the fullest extent permitted, or not prohibited, by the Texas Business Corporation Act or other applicable law. The bylaws authorize our board of directors to indemnify and advance expenses to people other than our officers and directors in certain circumstances.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form 10 (including the exhibits and schedules thereto) under the Securities Exchange Act of 1934 and the rules and regulations thereunder, for the registration of our common stock. As permitted by SEC rules, this information statement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You may read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

   Following the distribution, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference room or through its Internet site. We intend to furnish our shareholders with annual reports that will include a description of our operations and audited financial statements certified by an independent public accounting firm.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                          TEXAS GENCO HOLDINGS, INC.



     Independent Auditors' Report...................................... F-2

     Statements of Consolidated Operations............................. F-3

     Consolidated Balance Sheets....................................... F-4

     Statements of Consolidated Cash Flows............................. F-5

     Statements of Consolidated Capitalization and Stockholder's Equity F-6

     Notes to Consolidated Financial Statements........................ F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Sole Shareholder of Texas Genco Holdings, Inc.:
Houston, Texas


   We have audited the accompanying consolidated balance sheets of Texas Genco Holdings, Inc., (the Company), an indirect wholly-owned subsidiary of CenterPoint Energy, Inc., as of December 31, 2000 and 2001, and the related statements of consolidated operations, cash flows and capitalization and stockholder's equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Houston, Texas
September 13, 2002

                          TEXAS GENCO HOLDINGS, INC.



                     STATEMENTS OF CONSOLIDATED OPERATIONS


                            (Thousands of Dollars)


                                                                              Nine Months Ended
                                               Year Ended December 31,          September 30,
                                          --------------------------------- ---------------------
                                             1999        2000       2001       2001       2002
                                          ----------  ---------- ---------- ---------- ----------
                                                                                 (unaudited)
Revenues:
   Revenues.............................. $2,816,400  $3,333,550 $3,410,945 $2,831,597 $       --
   Energy revenues.......................         --          --         --         --    893,664
   Capacity and other revenues...........         --          --         --         --    372,019
                                          ----------  ---------- ---------- ---------- ----------
       Total.............................  2,816,400   3,333,550  3,410,945  2,831,597  1,265,683
                                          ----------  ---------- ---------- ---------- ----------
Expenses:
   Fuel costs............................  1,169,705   1,644,301  1,303,981  1,126,744    813,805
   Purchased power.......................    395,287     752,455  1,222,552  1,004,734     87,217
   Operation and maintenance.............    383,303     392,489    401,677    287,710    272,219
   Depreciation and amortization.........    393,417     151,098    154,248    114,637    117,768
   Taxes other than income taxes.........     79,256      63,301     63,378     57,577     48,840
                                          ----------  ---------- ---------- ---------- ----------
       Total.............................  2,420,968   3,003,644  3,145,836  2,591,402  1,339,849
                                          ----------  ---------- ---------- ---------- ----------
Operating Income (Loss)..................    395,432     329,906    265,109    240,195    (74,166)
Other Income.............................     13,377       1,379      2,100      1,610      3,338
Interest Expense, net....................     70,749      58,550     65,017     49,754     24,282
                                          ----------  ---------- ---------- ---------- ----------
Income (Loss) Before Income Taxes and
  Extraordinary Item.....................    338,060     272,735    202,192    192,051    (95,110)
Income Tax Expense (Benefit).............    113,007     100,346     73,804     66,430    (45,422)
                                          ----------  ---------- ---------- ---------- ----------
Income (Loss) Before Extraordinary
  Item...................................    225,053     172,389    128,388    125,621    (49,688)
Extraordinary Loss, net of tax benefit of
  $278,833...............................   (517,833)         --         --         --         --
                                          ----------  ---------- ---------- ---------- ----------
Net Income (Loss)........................ $ (292,780) $  172,389 $  128,388 $  125,621 $  (49,688)
                                          ==========  ========== ========== ========== ==========



                See Notes to the Company's Financial Statements

                          TEXAS GENCO HOLDINGS, INC.



                          CONSOLIDATED BALANCE SHEETS


                            (Thousands of Dollars)


                                                                    December 31,      September 30,
                                                                --------------------- -------------
                                                                   2000       2001        2002
                                                                ---------- ---------- -------------
                                                                                       (unaudited)
                         ASSETS
Current Assets:
   Cash and cash equivalents................................... $       -- $       --  $      949
   Customer accounts receivable................................         --         --     107,318
   Accounts receivable, other..................................     18,619     38,173      25,447
   Inventory...................................................    163,766    180,249     148,155
   Prepayments and other current assets........................      2,517      3,008       5,172
                                                                ---------- ----------  ----------
       Total current assets....................................    184,902    221,430     287,041
                                                                ---------- ----------  ----------
Property, Plant and Equipment, net.............................  3,666,839  3,904,853   3,974,307
                                                                ---------- ----------  ----------
Other Assets:
   Nuclear decommissioning trust...............................    158,633    168,982     159,894
   Other.......................................................     21,659     27,481       2,660
                                                                ---------- ----------  ----------
       Total other assets......................................    180,292    196,463     162,554
                                                                ---------- ----------  ----------
       Total Assets............................................ $4,032,033 $4,322,746  $4,423,902
                                                                ========== ==========  ==========

             LIABILITIES, CAPITALIZATION AND
                  STOCKHOLDER'S EQUITY
Current Liabilities:
   Accounts payable, affiliated companies, net................. $   28,683 $   48,426  $   34,871
   Accounts payable, fuel......................................    214,078    100,725      83,212
   Accounts payable, other.....................................     77,347     95,210      62,189
   Notes payable, affiliated companies, net....................         --         --      74,288
   Taxes and interest accrued..................................     62,079    122,687      59,269
   Other.......................................................     15,326     14,661      19,236
                                                                ---------- ----------  ----------
       Total current liabilities...............................    397,513    381,709     333,065
                                                                ---------- ----------  ----------
Other Liabilities:
   Accumulated deferred income taxes, net......................    902,663    900,746     875,767
   Unamortized investment tax credit...........................    195,819    182,713     172,789
   Nuclear decommissioning reserve.............................    128,946    137,542     138,855
   Deferred capacity auction revenue...........................         --         --      23,291
   Benefit obligations.........................................     30,721     33,174      13,212
   Accrued reclamation costs...................................     19,926     28,431      34,327
   Other.......................................................     33,730     34,415      32,988
                                                                ---------- ----------  ----------
       Total other liabilities.................................  1,311,805  1,317,021   1,291,229
                                                                ---------- ----------  ----------
Commitments and Contingencies (Note 7)

Capitalization.................................................  2,322,715  2,624,016          --
                                                                ---------- ----------  ----------
Stockholder's Equity:
   Capital stock...............................................         --         --           1
   Additional paid-in capital..................................         --         --   2,811,517
   Accumulated other comprehensive loss........................         --         --        (705)
   Retained deficit............................................         --         --     (11,205)
                                                                ---------- ----------  ----------
       Total Stockholder's Equity..............................         --         --   2,799,608
                                                                ---------- ----------  ----------
       Total Capitalization and Stockholder's Equity...........  2,322,715  2,624,016   2,799,608
                                                                ---------- ----------  ----------
       Total Liabilities, Capitalization and Stockholder's
         Equity................................................ $4,032,033 $4,322,746  $4,423,902
                                                                ========== ==========  ==========


                See Notes to the Company's Financial Statements

                          TEXAS GENCO HOLDINGS, INC.



                     STATEMENTS OF CONSOLIDATED CASH FLOWS


                            (Thousands of Dollars)


                                                                                       Nine Months Ended
                                                        Year Ended December 31,          September 30,
                                                    -------------------------------  --------------------
                                                       1999       2000       2001       2001       2002
                                                    ---------  ---------  ---------  ---------  ---------
                                                                                          (unaudited)
Cash Flows from Operating Activities:
 Net income (loss)................................. $(292,780) $ 172,389  $ 128,388  $ 125,621  $ (49,688)
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization...................   393,417    151,098    154,248    114,637    117,768
   Fuel-related amortization.......................    20,966     17,746     16,740     12,685     40,686
   Deferred income taxes...........................   (44,781)    19,639    (29,194)   (17,137)   (25,077)
   Investment tax credit...........................   (15,262)   (13,082)   (13,106)    (9,750)    (9,924)
   Extraordinary item, net of tax..................   517,833         --         --         --         --
   Changes in other assets and liabilities:
     Accounts receivable...........................      (698)     3,245    (19,554)    (4,986)   (94,592)
     Inventory.....................................   (15,745)    (8,696)   (16,483)       859     32,094
     Accounts and notes payable....................    30,157    161,896    (75,747)  (139,502)    10,199
     Taxes and interest accrued....................    (8,340)   (37,767)    60,608    106,735    (63,418)
     Accrued reclamation costs.....................    18,764      1,162      8,505        667      5,896
     Benefit obligations...........................       132      5,984      2,453      1,951    (19,962)
     Deferred revenue from capacity auctions.......        --         --         --         --     23,291
     Other current assets..........................      (597)       656       (491)      (147)    (2,164)
     Other current liabilities.....................     7,833      4,020       (665)    (2,240)     3,814
     Other long-term assets........................    (2,278)   (15,904)    (5,822)    (3,361)    24,821
     Other long-term liabilities...................   (53,206)   (29,405)    26,209     16,638        477
                                                    ---------  ---------  ---------  ---------  ---------
     Net cash provided by (used in) operating
       activities..................................   555,415    432,981    236,089    202,670     (5,779)
                                                    ---------  ---------  ---------  ---------  ---------
Cash Flows from Investing Activities:
 Capital expenditures..............................   (77,211)  (252,301)  (409,002)  (259,307)  (218,552)
                                                    ---------  ---------  ---------  ---------  ---------
     Net cash used in investing activities.........   (77,211)  (252,301)  (409,002)  (259,307)  (218,552)
                                                    ---------  ---------  ---------  ---------  ---------
Cash Flows from Financing Activities:
 Net change in capitalization activity.............  (478,204)  (180,680)   172,913     56,637    225,280
                                                    ---------  ---------  ---------  ---------  ---------
     Net cash provided by (used in) financing
       activities..................................  (478,204)  (180,680)   172,913     56,637    225,280
                                                    ---------  ---------  ---------  ---------  ---------
Net Increase in Cash and Cash Equivalents..........        --         --         --         --        949
Cash and Cash Equivalents at Beginning of
  Period...........................................        --         --         --         --         --
                                                    ---------  ---------  ---------  ---------  ---------
Cash and Cash Equivalents at End of Period......... $      --  $      --  $      --  $      --  $     949
                                                    =========  =========  =========  =========  =========
Supplemental Disclosure of Cash Flow Information:
Cash Payments:
 Interest.......................................... $  67,025  $  58,597  $  64,267  $  45,669  $   2,314
 Income taxes......................................   154,386     87,413     60,963         --         --


                See Notes to the Company's Financial Statements

                          TEXAS GENCO HOLDINGS, INC.



      STATEMENTS OF CONSOLIDATED CAPITALIZATION AND STOCKHOLDER'S EQUITY


                            (Thousands of Dollars)


                                                                                                           Total
                                                   Accumulated                                         Capitalization
                                       Additional     Other                   Total                         and
                               Capital  Paid-In   Comprehensive Retained  Stockholder's                Stockholder's
                                Stock   Capital       Loss      Deficit      Equity     Capitalization     Equity
                               ------- ---------- ------------- --------  ------------- -------------- --------------
Balance as of December 31,
 1998.........................   $--   $       --     $  --     $     --   $       --    $ 3,101,990     $3,101,990
   Net loss (1)...............    --           --        --           --           --       (292,780)      (292,780)
   Net transfers to
    parent....................    --           --        --           --           --       (478,204)      (478,204)
                                 ---   ----------     -----     --------   ----------    -----------     ----------
Balance as of December 31,
 1999.........................    --           --        --           --           --      2,331,006      2,331,006
   Net income (1).............    --           --        --           --           --        172,389        172,389
   Net transfers to
    parent....................    --           --        --           --           --       (180,680)      (180,680)
                                 ---   ----------     -----     --------   ----------    -----------     ----------
Balance as of December 31,
 2000.........................    --           --        --           --           --      2,322,715      2,322,715
   Net income (1).............    --           --        --           --           --        128,388        128,388
   Net transfers from
    parent....................    --           --        --           --           --        172,913        172,913
                                 ---   ----------     -----     --------   ----------    -----------     ----------
Balance as of December 31,
 2001.........................    --           --        --           --           --      2,624,016      2,624,016
   Net loss (2)
    (unaudited)...............    --           --        --      (11,205)     (11,205)       (38,483)       (49,688)
   Net transfers from parent
    (unaudited)...............     1    2,811,517      (705)          --    2,810,813     (2,585,533)       225,280
                                 ---   ----------     -----     --------   ----------    -----------     ----------
Balance as of September 30,
 2002 (unaudited).............   $ 1   $2,811,517     $(705)    $(11,205)  $2,799,608    $        --     $2,799,608
                                 ===   ==========     =====     ========   ==========    ===========     ==========

--------
(1) Net income (loss) included in Capitalization for 1999, 2000, and 2001, reflects the net income/loss derived from the allocation of revenue, operating expenses, other income, interest expense and income tax expense (benefit) from the rate regulated electric utility of Reliant Energy, Incorporated, (Reliant Energy) the predecessor of CenterPoint Energy Houston Electric, LLC (CenterPoint Houston), which was comprised of transmission and distribution, generation and retail components. See Note 1 to the Company's financial statements.


(2) Beginning January 1, 2002, Reliant Energy's generation business was segregated from its other electric utility operations as a separate reporting business segment. In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition (the Texas electric restructuring law). Under the Texas electric restructuring law, the Company and other power generators in Texas ceased to be subject to traditional cost-based regulation on January 1, 2002. Since that date, the Company has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. Accordingly, for the nine months ended September 30, 2002, net loss reflects revenue received from market-based power sales. Retained deficit at September 30, 2002 reflects the Company's net loss since August 31, 2002, the date of the restructuring as discussed in Note 1.



                See Notes to the Company's Financial Statements

                          TEXAS GENCO HOLDINGS, INC.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Background and Basis of Presentation


   Background. In June 1999, the Texas legislature enacted an electric restructuring law which substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition. In December 2001, the shareholders of Reliant Energy, Incorporated (Reliant Energy) approved a restructuring proposal that was submitted in response to the Texas electric restructuring law and pursuant to which Reliant Energy would, among other things, (1) convey its Texas electric generation assets to an affiliated company, (2) become an indirect, wholly owned subsidiary of a new public utility holding company, CenterPoint Energy, Inc. (CenterPoint Energy), (3) be converted into a Texas limited liability company named CenterPoint Energy Houston Electric, LLC (CenterPoint Houston) and (4) distribute the capital stock of its operating subsidiaries to CenterPoint Energy. Texas Genco represents the portfolio of generating facilities owned during the periods presented by these financial statements by the unincorporated electric utility division of Reliant Energy.



   On August 24, 2001, Reliant Energy incorporated Texas Genco Holdings, Inc. (the Company), a Texas corporation, as a wholly owned subsidiary. In February 2002, the Company issued 1,000 shares of its $1.00 par value common stock to Reliant Energy in exchange for $1,000. In February 2002, Reliant Energy made a capital contribution of $3,000 to the Company. During the period ended June 30, 2002, Reliant Energy made a capital contribution of $14,000 to the Company for payment of general and administrative expenses associated with maintaining its corporate structure. The Company did not conduct any activities other than those mentioned above through August 31, 2002.



   Effective August 31, 2002, Reliant Energy completed the restructuring described above. As a result, on that date, Texas Genco was merged into the Company through a business combination of entities under common control and was accounted for similar to a pooling of interests. The Company subsequently became an indirect wholly owned subsidiary of CenterPoint Energy. CenterPoint Energy is subject to regulation by the Securities and Exchange Commission as a "registered holding company" under the Public Utility Holding Company Act of 1935. As used herein, CenterPoint Energy also refers to the former Reliant Energy for dates prior to the restructuring.



   As of January 1, 2002, CenterPoint Energy's electric utility unbundled its businesses in order to separate its power generation, transmission and distribution, and retail electric provider businesses into separate units. Under the Texas electric restructuring law, as of January 1, 2002, the Company ceased to be subject to traditional cost-based regulation. Since that date, the Company has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. To facilitate a competitive market, each power generation company affiliated with a transmission and distribution utility is required to sell at auction firm entitlements to 15% of the output of its installed generating capacity on a forward basis for varying terms of up to two years (state mandated auctions). The Company's first state mandated auction was held in September 2001 for power delivered beginning January 1, 2002. This obligation continues until January 1, 2007 unless before that date the Public Utility Commission of Texas (Texas Utility Commission) determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial customers in CenterPoint Houston's service area is being served by retail electric providers not affiliated with CenterPoint Energy. Reliant Resources, Inc. (Reliant Resources) is deemed to be an affiliate of CenterPoint Energy for purposes of this test. Reliant Resources has an option (Reliant Resources Option) to purchase the shares of the Company's common stock owned by CenterPoint Energy that is exercisable in January 2004. In addition to the state mandated auctions, the Company is contractually obligated to auction entitlements to all of its capacity and related ancillary services available, subject to certain permitted reserves, until the date on which the Reliant Resources Option is either exercised or expires (contractually mandated auctions). Reliant Resources is entitled to purchase 50% (but no less than 50% if it exercises this purchase entitlement) of each type of capacity entitlement auctioned by the Company in the contractually mandated auctions at the prices established in the auctions.

                          TEXAS GENCO HOLDINGS, INC.



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)




   Basis of Presentation. The consolidated financial statements include the operations of Texas Genco Holdings, Inc. and its subsidiaries, which manage and operate the Company's electric generation operations. The consolidated financial statements of the Company are presented on a carve-out basis, and present the historical financial position, results of operations and net cash flows of the historically regulated generation-related business of CenterPoint Energy, and are not indicative of the financial position, results of operations or net cash flows that would have existed had the Company been an independent company operating in the Texas deregulated electricity market (ERCOT market) for the three years ended December 31, 2001 and the nine months ended September 30, 2001. Beginning January 1, 2002, CenterPoint Energy's generation business was segregated from CenterPoint Energy's electric utility as a separate reporting business segment and began selling electricity in the ERCOT market at prices determined by the market. Accordingly, for the nine months ended September 30, 2002, net loss reflects the results of market prices for power. Included in operations for the nine months ended September 30, 2002 are allocations from CenterPoint Energy for corporate services that included accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics.



   The consolidated financial statements as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 and the related financial statement disclosures are unaudited and reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. All references in the accompanying notes to the consolidated financial statements for the periods ended September 30, 2001 and September 30, 2002 are also unaudited. Amounts reported in the Company's Consolidated Statements of Operations are not necessarily indicative of amounts expected for a full year period due to the effects of, among other things, (a) seasonal fluctuations in demand for energy and energy services, (b) changes in energy commodity prices,
(c) timing of maintenance and other expenditures and (d) acquisitions and dispositions of assets.



   Certain information in these consolidated financial statements relating to the results of operations and financial condition was derived from the historical financial statements of CenterPoint Energy which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Various allocation methodologies were employed to separate the results of operations and financial condition of the generation-related portion of CenterPoint Energy's business from CenterPoint Energy's historical financial statements. For 1999, 2000 and 2001, revenues were allocated based on the allowed regulatory rate of return on regulated invested capital granted to CenterPoint Energy's electric utility by the Texas Utility Commission. The allowed regulatory rate of return was 9.844% for 1999, 2000 and 2001. Expenses, such as fuel, purchased power, operations and maintenance and depreciation and amortization, and assets, such as property, plant and equipment and inventory, were specifically identified by function and allocated accordingly for the Company's operations. Various allocations were used to disaggregate other common expenses, assets and liabilities between the Company and CenterPoint Energy's regulated transmission and distribution operations. Interest expense was calculated based upon an allocation methodology that charged the Company with financing and equity costs from CenterPoint Energy in proportion to its share of total net assets. Interest expense in 2002 through August 31, 2002 was allocated based upon the remaining electric utility debt not specifically identified with Reliant Energy's transmission and distribution utility upon deregulation. Effective with the restructuring of Reliant Energy, no long-term debt was assumed by the Company and interest is incurred on borrowings from CenterPoint Energy. These methodologies reflect the impact of deregulation on the Company's assets and liabilities as of June 30, 1999; however, all existing regulatory assets which are expected to be recovered by the transmission and distribution utility after deregulation have been excluded from these consolidated financial statements.

                          TEXAS GENCO HOLDINGS, INC.



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   Management believes that these allocation methodologies are reasonable. Had the Company actually existed as a separate company, its results could have significantly differed from those presented herein. In addition, future results of operations, financial position and net cash flows are expected to materially differ from the historical results presented.

(2)  Summary of Significant Accounting Policies

  (a)  Use of Estimates

   The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Also, such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. In addition to these estimates, see Note 1 (Background and Basis of Presentation) for a discussion of the estimates used and methodologies employed to derive the Company's historical financial statements.

  (b)  Accounting for the Effects of Deregulation

   Prior to June 30, 1999, the Company's financial statements were prepared in accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues as determined by regulators. Under SFAS No. 71, a regulated entity must defer recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future revenues.

   Effective June 30, 1999, the Company discontinued the application of SFAS No. 71 and recorded an extraordinary charge of $797 million (pre-tax) in the second quarter of 1999 consistent with the requirements of Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity--Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF 97-4) and SFAS No. 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101). The extraordinary charge consisted primarily of the write-down of the Company's generating plants in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121).

   The Company believes that the Texas electric restructuring law provided sufficient detail regarding the deregulation of the Company's electric generation operations to require it to discontinue the use of SFAS No. 71 for those operations. EITF No. 97-4 concluded that a company should no longer apply SFAS No. 71 to a segment which is subject to a deregulation plan at the time the deregulation legislation or enabling rate order contains sufficient detail for the utility to reasonably determine how the plan will affect the segment to be deregulated. In addition, EITF No. 97-4 requires that regulatory assets and liabilities be allocated to the applicable portion of the electric utility from which the source of the regulated cash flows will be derived. Effective June 30, 1999, the Company applied SFAS No. 101 to its electric generation operations.

   At June 30, 1999, the Company performed an impairment test of its previously regulated electric generation assets pursuant to SFAS No. 121 on a plant specific basis. Under SFAS No. 121, an asset is considered impaired, and should be written down to fair value, if the future undiscounted net cash flows expected to be generated by the use of the asset are insufficient to recover the carrying amount of the asset. For assets that are impaired pursuant to SFAS No. 121, the Company determined the fair value for each generating plant by estimating the net present value of future cash inflows and outflows over the estimated life of each plant. The difference between fair value and net book value was recorded as a reduction in the current book value. A discounted cash flow analysis was performed to determine fair value. As a result of this impairment analysis, the net book value of the generating plants was reduced by approximately $797 million (pre-tax) as of June 30, 1999. Of such

                          TEXAS GENCO HOLDINGS, INC.

amounts, $745 million related to the South Texas Project Electric Generating Station (South Texas Project) and the remainder related to two gas-fired generation plants.

  (c)  Inventory

   Inventory consists principally of materials and supplies, coal and lignite, natural gas and fuel oil. Inventories used in the production of electricity are valued at the lower of average cost or market except for coal and lignite, which are valued under the last-in, first-out method. Below is a detail of inventory:


                                      December 31,
                                    ----------------- September 30,
                                      2000     2001       2002
                                    -------- -------- -------------
                                     (in thousands)    (unaudited)
             Materials and supplies $ 87,943 $ 93,442   $ 92,019
             Coal and lignite......   49,503   57,826     36,174
             Natural gas...........    9,431   19,620     10,399
             Fuel oil..............   16,889    9,361      9,563
                                    -------- --------   --------
                Total inventory.... $163,766 $180,249   $148,155
                                    ======== ========   ========


  (d)  Property, Plant and Equipment

   Property, plant and equipment are recorded at historical cost. Repair and maintenance costs are charged to the appropriate expense accounts as incurred. Property, plant and equipment includes the following:


                                              Estimated         December 31,
                                             Useful Lives ------------------------  September 30,
                                               (Years)        2000         2001         2002
                                             ------------ -----------  -----------  -------------
                                                               (in thousands)        (unaudited)
Gas-fired generation facilities.............    30-60     $ 2,042,952  $ 2,175,689   $ 2,261,794
Coal and lignite-fired generation facilities     50         3,407,939    3,678,723     3,802,247
Nuclear generation facilities...............     40         2,834,780    2,884,394     2,904,898
Nuclear fuel................................                  307,450      320,312       333,361
Other.......................................    5-50          303,095      303,256       272,371
                                                          -----------  -----------   -----------
   Total....................................                8,896,216    9,362,374     9,574,671
Accumulated depreciation and amortization...               (5,229,377)  (5,457,521)   (5,600,364)
                                                          -----------  -----------   -----------
   Property, plant and equipment, net.......              $ 3,666,839  $ 3,904,853   $ 3,974,307
                                                          ===========  ===========   ===========



   In June 1998, the Texas Utility Commission issued an order approving a transition to competition plan (Transition Plan) filed by CenterPoint Energy in December 1997. In order to reduce potential exposure to stranded costs related to generation assets, CenterPoint Energy redirected $195 million and $99 million of depreciation in 1998 and for the six months ended June 30, 1999, respectively, from transmission and distribution-related plant assets to generation assets for regulatory and financial reporting purposes (Redirected Depreciation) in accordance with the Transition Plan. Subsequent to June 30, 1999, Redirected Depreciation expense could no longer be recorded by the electric generation operations portion of CenterPoint Energy for financial reporting purposes as this portion of electric operations is no longer accounted for under SFAS No. 71.



   Additionally, the Transition Plan and the Texas electric restructuring law provided that earnings above a stated overall annual rate of return on invested capital be used to recover an electric utility's investment in generation assets (Accelerated Depreciation). As allowed by the Texas Utility Commission, in an effort to further reduce potential exposure to stranded costs related to generation assets, CenterPoint Energy's electric utility recorded Accelerated Depreciation of $194 million and $104 million in 1998 and for the six months ended June 30, 1999, respectively, for regulatory and financial reporting purposes. Accelerated Depreciation expense was recorded in accordance with the Transition Plan during this period. Subsequent to June 30, 1999, Accelerated Depreciation expense could no longer be recorded by the electric generation operations portion of CenterPoint Energy for financial reporting purposes, as this portion of electric operations is no longer accounted for under SFAS No. 71.

                          TEXAS GENCO HOLDINGS, INC.

   In connection with the discontinuation of SFAS No. 71 in June 1999, the Company reassessed the economic lives of its generation plant and equipment in the fourth quarter of 1999. Some prospective depreciation rates were revised as a result of the reassessment of the economic lives of the Company's generation plant and equipment. These changes in depreciation rates reduced the Company's depreciation expense for generation plant and equipment by $41 million in 2000.


   Prior to the restructuring described in Note 1 (Background and Basis of Presentation), substantially all of the Company's physical assets used in the conduct of the business and operations of electric generation were subject to liens securing CenterPoint Energy's First Mortgage Bonds. In connection with the restructuring, these assets were released from any such lien.


  (e)  Depreciation and Amortization


   Depreciation is computed using the straight-line method based on economic lives or a regulatory mandated method prior to June 30, 1999. Depreciation expense for 1999, 2000 and 2001 was $393 million, $151 million and $154 million, respectively. Depreciation expense for the nine months ended September 30, 2001 and 2002 was $115 million (unaudited) and $118 million (unaudited), respectively.


  (f)  Capitalized Interest


   Prior to June 30, 1999, Allowance for Funds Used During Construction (AFUDC) represented the cost of debt and equity that was capitalized as a component of projects under construction in accordance with SFAS No. 71 and will be amortized over the assets' estimated useful lives. Capitalized interest is reflected as a reduction to interest expense on the Statements of Operations. During the years ended December 31, 1999, 2000, and 2001, the Company capitalized interest and AFUDC of $1.7 million, $3.9 million and $4.4 million, respectively. During the nine months ended September 30, 2001 and 2002, the Company capitalized interest related to debt of $3.4 million (unaudited) and $5.1 million (unaudited), respectively.


  (g)  Long-lived Assets and Intangibles

   The Company periodically evaluates long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. A resulting impairment loss is highly dependent on these underlying assumptions. To date, no impairment has been indicated except as discussed in Note 2(b).

  (h)  Revenue Recognition


   Prior to January 1, 2002, revenues were derived based on actual costs plus an allowed regulatory rate of return based on regulated invested capital. For the periods subsequent to January 1, 2002, the Company has been accounted for as a separate business segment of CenterPoint Energy selling electricity to wholesale purchasers in the ERCOT market. Accordingly, revenues represent actual results of CenterPoint Energy's generation business segment in 2002 operating in a deregulated market. As of January 1, 2002, the Company has two primary components of revenue: (1) capacity, which entitles the owner to power, and (2) fuel payments, which are intended to cover the costs of fuel for the actual electricity produced. Capacity payments are billed one month prior to actual energy deliveries and are recorded as deferred revenue until the month of actual energy delivery. At that point, the deferred revenue is reversed, and both capacity and fuel payment revenues are recognized. Prior

                          TEXAS GENCO HOLDINGS, INC.

to 2002, all purchased power was part of the total load used to serve retail customers of the integrated utility. Beginning in 2002, fuel costs and purchased power are costs incurred to support sales of energy in the Auctions and the corresponding revenues are recorded as Energy revenues.

  (i)  Reclamation Costs


   The Company records liabilities related to future reclamation costs when the activities are probable and the costs can be reasonably estimated. As of December 31, 2000, December 31, 2001 and September 30, 2002, the Company has accrued costs related to future reclamation obligations related to its lignite mine at its Limestone generating facility of $20 million, $28 million and $34 million (unaudited), respectively.


  (j)  Income Taxes


   The Company is included in the consolidated income tax returns of CenterPoint Energy. The Company calculates its income tax provision on a separate return basis under a tax sharing agreement with CenterPoint Energy. The Company uses the liability method of accounting for deferred income taxes and measures deferred income taxes for all significant income tax temporary differences. Current federal and state income taxes payable are payable to or receivable from CenterPoint Energy.



  (k )  Statement of Consolidated Cash Flows


   For purposes of reporting cash flows, the Company considers cash equivalents to be short-term, highly liquid investments readily convertible to cash.

  (l)  Market Risks and Uncertainties


   The Company is subject to risks relating to the supply and prices of fuel and electricity. The Company conducted its initial state mandated auctions and contractually mandated auctions from September 2001 through November 2002. Thirty-one companies, including Reliant Resources, registered and qualified to participate in these auctions. As a result, the Company has sold 91% of its available capacity through December 2002, and 74% of its available capacity for the year 2003. The Company's available capacity equals its total net generating capacity less capacity withheld as backup operating reserves and capacity that is subject to planned outages at its facilities. The Company intends to hold auctions to sell its remaining available capacity for 2003 in March and July of 2003. To date, the Company's capacity auctions have been consummated at market-based prices that have resulted in returns substantially below the historical regulated return on its facilities.


   Revenues derived from the Company's capacity auctions come from two sources: capacity payments and fuel payments. Capacity payments are based on the final clearing prices, in dollars per kilowatt-month, determined during the auctions. The Company bills for these payments on a monthly basis just prior to the month of the entitlement. Fuel payments consist of a variety of charges related to the fuel and ancillary services scheduled through the Company's auctioned capacity entitlements. The fuel payments the Company collects for capacity entitlements with underlying coal-fired, lignite-fired or nuclear capacity are based on a pre-established price based on the Texas Utility Commission's forecasted fuel costs. The fuel payments the Company collects for capacity entitlements with underlying gas-fired capacity are calculated using specified published indexes for the price of natural gas. Additional charges, referred to as "adders," are included in the fuel payments to cover additional costs the Company incurs when it is required to operate its facilities at less efficient operating ranges. The Company bills for these fuel payments on a monthly basis in arrears.

                          TEXAS GENCO HOLDINGS, INC.

  (m)  New Accounting Pronouncements


   Effective January 1, 2001, the Company adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's consolidated financial statements.



   The application of SFAS No. 133 is still evolving as the Financial Accounting Standards Board (FASB) clears issues previously submitted to the Derivatives Implementation Group for consideration. During the second quarter of 2001, an issue that applies exclusively to the electric industry and allows the normal purchases and normal sales exception for option-type contracts if certain criteria are met was approved by the FASB with an effective date of July 1, 2001. Adoption of this cleared guidance did not have any impact on the Company's consolidated financial statements. Certain criteria of this previously approved guidance were revised in October and December 2001 and became effective on April 1, 2002. The revised guidance did not have any impact on the Company's consolidated financial statements.



   During the third quarter of 2001, the Financial Accounting Standards Board
(FASB) cleared an issue related to application of the normal purchases and normal sales exception to contracts that combine forward and purchased option contracts. The effective date of this guidance was April 1, 2002. Adoption of this guidance did not have any impact on the Company's consolidated financial statements.



   In July 2001, the FASB issued SFAS No. 142, which provides that goodwill and certain intangibles with indefinite lives will not be amortized into results of operations, but instead will be reviewed periodically for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles with indefinite lives is more than its fair value. Adoption of SFAS No. 142 on January 1, 2002 did not have any impact on the Company's consolidated financial statements.



   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the fair value of a liability for an asset retirement legal obligation to be recognized in the period in which it is incurred. The Company plans to adopt SFAS No. 143 on January 1, 2003 and is in the process of determining the effect of adoption on its consolidated financial statements.



   In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on the Company's consolidated financial statements.


   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS No. 145). SFAS No. 145 eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent. SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for as a sale-leaseback transaction. The changes related to debt extinguishment will be effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting will be effective for transactions occurring after May 15, 2002. The Company will apply this guidance prospectively.

   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). SFAS No. 146 nullifies Emerging Issues Task Force (EITF) No. 94-3, "Liability

                          TEXAS GENCO HOLDINGS, INC.

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF No. 94-3). The principal difference between SFAS No. 146 and EITF No. 94-3 relates to the requirements for recognition of a liability for cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity when it is incurred. A liability is incurred when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. In addition, SFAS No. 146 also requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when it is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company will apply the provisions of SFAS No. 146 to all exit or disposal activities initiated after December 31, 2002.


   In June 2002, the EITF reached a consensus on EITF No. 02-03 that all mark-to-market gains and losses on energy trading contracts should be shown net in the income statement whether or not settled physically. An entity should disclose the gross transaction volumes for those energy-trading contracts that are physically settled. The EITF did not reach a consensus on whether recognition of dealer profit, or unrealized gains and losses at inception of an energy-trading contract, is appropriate in the absence of quoted market prices or current market transactions for contracts with similar terms. The FASB staff indicated that until such time as a consensus is reached, the FASB staff will continue to hold the view that previous EITF consensus do not allow for recognition of dealer profit, unless evidenced by quoted market prices or other current market transactions for energy trading contracts with similar terms and counterparties. The consensus on presenting gains and losses on energy trading contracts net is effective for financial statements issued for periods ending after July 15, 2002. Upon application of the consensus, comparative financial statements for prior periods should be reclassified to conform to the consensus. Adoption of EITF No. 02-03 did not have any impact on the Company's consolidated financial statements.


  (n)  Related Party Borrowings (unaudited)


   As of September 30, 2002, the Company incurred $74.2 million in borrowings from CenterPoint Energy and its subsidiaries. Such borrowings are used for working capital purposes. Interest expense associated with the borrowings for the nine months ended September 30, 2002 was $4.0 million. The effective interest rate on the borrowings was 4.75%. In addition, through August 31, 2002 (the Restructuring), $25.2 million of interest expense was allocated to the Company related to the remaining electric utility debt not specifically identified with CenterPoint Energy's transmission and distribution utility upon deregulation.


(3)  Capitalization


   CenterPoint Energy has provided the necessary capital to finance the Company's generation related business. The Company had net capitalization of $2.3 billion and $2.6 billion at December 31, 2000 and December 31, 2001. These amounts represent the amount of capital investments made by Reliant Energy in its generation-related business and the Company's allocated capitalization prior to the formation of the Company as a separate entity. Interest expense for the three years ended December 31, 2001 and the nine months ended September 30, 2001 was calculated based upon an allocation methodology that charged the Company with financing and equity costs from Reliant Energy in proportion to its share of total net assets. Interest expense in 2002 through August 31, 2002 was allocated based upon the remaining electric utility debt not specifically identified with Reliant Energy's transmission and distribution utility upon deregulation. Effective with the restructuring of Reliant Energy on August 31, 2002, no long-term debt was assumed by the Company, and from that point interest has been incurred on short-term borrowings from CenterPoint Energy.

                          TEXAS GENCO HOLDINGS, INC.

(4)  Jointly Owned Electric Utility Plant


   The Company owns a 30.8% interest in the South Texas Project, which consists of two 1,250 MW nuclear generating units, and bears a corresponding 30.8% share of capital and operating costs associated with the project. The South Texas Project is owned as a tenancy in common among the Company and three other co-owners, with each owner retaining its undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. The Company is severally liable, but not jointly liable, for the expenses and liabilities of the South Texas Project. CenterPoint Energy and the other three co-owners organized the STP Nuclear Operating company (STPNOC) to operate and maintain the South Texas Project. The STPNOC is managed by a board of directors comprised of one director appointed by each of the four owners, along with the chief executive officer of STPNOC. The Company's share of direct expenses of the South Texas Project is included in the corresponding operating expense categories in the accompanying financial statements. As of December 31, 2000, the total utility plant in service and construction work in progress for the total South Texas Project was $5.9 billion and $72 million, respectively. As of December 31, 2001, the total utility plant in service and construction work in progress for the total South Texas Project was $5.8 billion and $120 million, respectively. As of September 30, 2002, the total utility plant in service and construction work in progress for the total South Texas Project was $5.8 billion (unaudited) and $142 million (unaudited), respectively. As of December 31, 2000, the Company's investment in the South Texas Project was $389 million (net of $2.1 billion accumulated depreciation which includes an impairment loss recorded in 1999 of $745 million). As of December 31, 2001, the Company's investment in the South Texas Project was $316 million (net of $2.2 billion accumulated depreciation which includes an impairment loss recorded in 1999 of $745 million). As of September 30, 2002, the Company's investment in the South Texas Project was $317 million (unaudited) (net of $2.2 billion (unaudited) accumulated depreciation which includes an impairment loss recorded in 1999 of $745 million). For additional information regarding the impairment loss, see
Note 2(b). The Company's investment in nuclear fuel was $39 million (net of $269 million amortization) as of December 31, 2000, $35 million (net of $286 million amortization) as of December 31, 2001 and $34 million (unaudited) (net of $299 million (unaudited) amortization) as of September 30, 2002, respectively.



(5)  Employee Benefit Plans


  (a)  Pension


   Substantially all of the Company's employees participate in CenterPoint Energy's noncontributory pension plan (Retirement Plan). The Retirement Plan provides retirement benefits based on years of service and compensation. CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. Assets of the Plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries and accrued obligations for the Company employees would be the obligation of the Retirement Plan if the Company were to withdraw. The net pension benefit was $3 million, $5 million and $1 million for the years ended December 31, 1999, 2000 and 2001, respectively.



   In addition to the Plan, the Company participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the Retirement Plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was $1 million in 1999 and was less than $1 million in 2000 and 2001.


  (b)  Savings Plan


   The Company participates in CenterPoint Energy's savings plan (Savings
Plan), which qualifies as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (Code).

                          TEXAS GENCO HOLDINGS, INC.

Participating employees may contribute a portion of their compensation, pre-tax or after-tax, up to a maximum of 16% of compensation. The Company matches 75% of the first 6% of each employee's compensation contributed. In addition, the Company may make an additional discretionary match of up to 50% of the first 6% of each employee's compensation contribution. Effective May 6, 2002, all active Savings Plan participants were 100% vested; all new Savings Plan participants after May 6, 2002 are immediately vested. A substantial portion of the Company match is made in CenterPoint Energy common stock. CenterPoint Energy allocates to the Company the Savings Plan benefit expense related to the Company's employees.



   Savings Plan benefit expense was $6 million, $10 million and $6 million for the years ended December 31, 1999, 2000 and 2001, respectively.


  (c)  Postretirement Benefits


   The Company provides some postretirement benefits through CenterPoint Energy plans (primarily medical care and life insurance benefits) for its retired employees, substantially all of whom may become eligible for these benefits when they retire. SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires that the expected cost of employees' postretirement benefits, be charged to income during the years in which employees render service. Postretirement benefit costs were $8 million, $6 million and $7 million for the years ended December 31, 1999, 2000 and 2001, respectively.


  (d)  Postemployment Benefits


   The Company provides postemployment benefits through CenterPoint Energy plans for former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement (primarily health care and life insurance benefits for participants in the long-term disability plan). Postemployment benefits costs were less than $1 million for the years ended December 31, 1999 and 2001. The Company recognized postemployment benefit income of $2 million for the year ended December 31, 2000.


  (e)  Other Non-Qualified Plans


   The Company participates in CenterPoint Energy's deferred compensation plans which permit eligible participants to elect each year to defer a percentage of up to 100% of that year's salary and that year's annual bonus. In general, employees who attain the age of 60 during employment and participate in CenterPoint Energy's deferred compensation plans may elect to have their deferred compensation amounts repaid in (a) 15 equal annual installments commencing at the later of age 65 or termination of employment or (b) a lump-sum distribution following termination of employment. Interest generally accrues on deferrals at a rate equal to the average Moody's Long-Term Corporate Bond Index plus 2%, determined annually until termination when the rate is fixed at the greater of the rate in effect at age 64 or at age 65. The Company recorded interest expense related to its deferred compensation obligation of $1 million, $2 million and $0.8 million for the years ended December 31, 1999, 2000 and 2001, respectively. The discounted deferred compensation obligation recorded by the Company was $13 million and $11.5 million as of December 31, 2000 and 2001, respectively.


  (f)  Other Employee Matters


   As of September 30, 2002, the Company employed approximately 1,650 people. Of these employees, approximately 1,120 are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers Local 66 that extends through September 2003. The Company has not experienced any work stoppages for over 25 years.

                          TEXAS GENCO HOLDINGS, INC.

(6)  Income Taxes


   The Company's current and deferred components of income tax expense were as follows:



                                         Year Ended December 31,
                                       ---------------------------
                                         1999      2000     2001
                                       --------  -------- --------
                                              (in thousands)
            Current:
               Federal................ $155,451  $ 59,346 $ 90,665
               State..................   17,958    34,444   25,415
                                       --------  -------- --------
                   Total current......  173,409    93,790  116,080
                                       --------  -------- --------
            Deferred:
               Federal................  (60,402)    6,556  (42,276)
                                       --------  -------- --------
                   Total deferred.....  (60,402)    6,556  (42,276)
                                       --------  -------- --------
            Income tax expense........ $113,007  $100,346 $ 73,804
                                       ========  ======== ========


   A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                             Year Ended December 31,
                                                          ----------------------------
                                                            1999      2000      2001
                                                          --------  --------  --------
                                                                 (in thousands)
Income from continuing operations before income taxes.... $338,060  $272,735  $202,192
Federal statutory rate...................................       35%       35%       35%
                                                          --------  --------  --------
Income taxes at statutory rate...........................  118,321    95,457    70,767
                                                          --------  --------  --------
Net addition (reduction) in taxes resulting from:
   State income taxes, net of federal income tax benefit.   11,673    22,389    16,520
   Amortization of investment tax credit.................  (15,622)  (13,082)  (13,106)
   Excess deferred taxes.................................   (4,694)   (3,581)   (4,353)
   Other, net............................................    3,329      (837)    3,976
                                                          --------  --------  --------
       Total.............................................   (5,314)    4,889     3,037
                                                          --------  --------  --------
Income tax expense....................................... $113,007  $100,346  $ 73,804
                                                          ========  ========  ========
Effective rate...........................................     33.4%     36.8%     36.5%

                          TEXAS GENCO HOLDINGS, INC.

   Following were the Company's tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases:

                                                           December 31,
                                                         -----------------
                                                           2000     2001
                                                         -------- --------
                                                          (in thousands)
      Deferred tax assets:
       Non-current:
         Employee benefits.............................. $  4,919 $  1,668
         Environmental reserves.........................    6,974    9,950
         Other..........................................    2,662    2,174
                                                         -------- --------
           Total non-current deferred tax assets........ $ 14,555 $ 13,792
                                                         -------- --------
      Deferred tax liabilities:
       Non-current:
         Depreciation................................... $910,146 $908,387
         Other..........................................    7,072    6,151
                                                         -------- --------
           Total non-current deferred tax liabilities...  917,218  914,538
                                                         -------- --------
           Accumulated deferred income taxes, net....... $902,663 $900,746
                                                         ======== ========


   The Company is included in the consolidated income tax returns of CenterPoint Energy. CenterPoint Energy's consolidated federal income tax returns have been audited and settled through the 1996 tax year. The 1997, 1998 and 1999 consolidated federal income tax returns are currently under audit. No audit adjustments that would impact the Company have been proposed for the current audit cycle.




(7)  Commitments and Contingencies

  (a)  Fuel and Purchased Power Commitments


   Fuel commitments include several long-term coal, lignite and natural gas contracts. Minimum payment obligations related to coal and transportation agreements and lignite mining and lease agreements that extend through 2012 are approximately $350 million in 2002, $290 million in 2003, $165 million in 2004, $169 million in 2005 and $174 million in 2006. Purchase commitments related to natural gas purchases and storage contracts, and purchased power are not material to the Company's operations. As of December 31, 2001 and September 30, 2002, the pricing provisions in some of these contracts were above market.


  (b)  Environmental and Legal


   Clean Air Standards. Based on current limitations of the Texas Commission on Environmental Quality (TCEQ) regarding emission of oxides of nitrogen (NOx) in the Houston area, the Company anticipates investing up to $668 million for emission control equipment through 2005, including $519 million expended from January 1, 1999 through September 30, 2002, with possible additional expenditures after 2005.



   The Texas Utility Commission has determined that the Company's emission control plan is the most effective control option. In addition, the Company is required to provide $16.2 million in funding for certain NOx reduction projects associated with East Texas pipeline companies.




   Nuclear Insurance. The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and

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

                          TEXAS GENCO HOLDINGS, INC.


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.


   Under the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $9.3 billion as of June 30, 2002. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. The Company and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $88 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per incident per year. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks.


   There can be no assurance that all potential losses or liabilities associated with the South Texas Project will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.


   Nuclear Decommissioning. The Company is the beneficiary of the decommissioning trust that has been established to provide funding for decontamination and decommissioning of the South Texas Project in which the Company owns a 30.8% interest (see Note 4). CenterPoint Energy collects, through rates or other authorized charges to its electric utility customers, amounts designated for funding the decommissioning trust, and pays the amounts to the Company. The Company in turn deposits these amounts into the decommissioning trust. Upon decommissioning of the facility, in the event funds from the trust are inadequate, CenterPoint Houston or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund the Company's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to the ratepayers of CenterPoint Houston or its successor.


   Joint Operating Agreement with City of San Antonio. The Company has a joint operating agreement with the City Public Service Board of San Antonio (CPS) to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses. The savings are achieved because there is a more efficient utilization of each party's lowest cost resources. The two parties equally share the savings resulting from joint dispatch. The agreement terminates in 2009 and provides a competitive advantage to CPS and the Company that would not be realized under independent dispatch.


  (c)  Option to Purchase CenterPoint Energy's Interest in the Company



   Reliant Resources has an option (Reliant Resources Option) to purchase all of the shares of common stock of the Company owned by CenterPoint Energy after the distribution of up to 20% of the stock of the Company to CenterPoint Energy's shareholders. The Reliant Resources Option may be exercised between January 10, 2004 and January 24, 2004. The per share exercise price under the option will equal the average daily closing price on the national exchange for publicly held shares of common stock of the Company for the 30 consecutive trading days with the highest average closing price for any 30 day trading period during the 120 trading days immediately preceding January 10, 2004, plus a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Utility Commission relating to the market value of the common stock equity of the Company. The per share exercise price is also subject to adjustment based on the difference between the per share dividends paid to CenterPoint Energy during the period through the option closing date and the Company's actual per share earnings during that period. Reliant Resources has agreed that if it exercises the Texas Genco Option and purchases the shares of

                          TEXAS GENCO HOLDINGS, INC.

the Company's common stock, Reliant Resources will also purchase from CenterPoint Energy all notes and other payables owed by the Company to CenterPoint Energy as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to the Company by CenterPoint Energy as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint Energy of an amount equal to the principal plus accrued interest.



   In the event that Reliant Resources exercises the Reliant Resources Option in 2004, Reliant Resources and CenterPoint Energy have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the purchase. As a result of the Section 338(h)(10) election, the Company would be required to step up or step down the tax basis in all of its assets following the date of the sale to be equivalent generally to the value of the equity of the Company (based upon the purchase price) plus the principal amount of the Company's indebtedness at the time of the purchase. The resulting step-up or step-down in the basis of the Company's assets would impact its future tax liabilities. A step-up would reduce the Company's future tax liabilities, while a step-down would increase its liabilities. The Company cannot currently project the impact of this tax election because it is dependent on (1) Reliant Resources' exercise of its option in 2004, and (2) the purchase price to be paid by Reliant Resources in 2004, which is not known at this time.



   Exercise of the Texas Genco Option by Reliant Resources will be subject to various regulatory approvals, including Hart-Scott-Rodino antitrust clearance and United States Nuclear Regulatory Commission (NRC) license transfer approval.




                                     F-20